   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 28, 1999.

                                           REGISTRATION STATEMENT NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------
                                    Form S-3
                             REGISTRATION STATEMENT
                                   UNDER THE
                             SECURITIES ACT OF 1933
                      ------------------------------------
                               CUMULUS MEDIA INC.
             (Exact name of Registrant as specified in its charter)

              ILLINOIS                                  4832                                 36-4159663
  (State or Other Jurisdiction of           (Primary Standard Industrial                  (I.R.S. Employer
   Incorporation or Organization)           Classification Code Number)                 Identification No.)

     111 EAST KILBOURN AVENUE SUITE 2700 MILWAUKEE, WI 53202 (414) 615-2800 (Address, Including Zip Code and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                      ------------------------------------
                     RICHARD W. WEENING, EXECUTIVE CHAIRMAN
                 LEWIS W. DICKEY, JR., EXECUTIVE VICE CHAIRMAN
                               CUMULUS MEDIA INC.
                      111 EAST KILBOURN AVENUE, SUITE 2700
                              MILWAUKEE, WI 53202
                                 (414) 615-2800
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                   COPIES TO:

               WILLIAM F. SCHWITTER, ESQ.                                GEORGE R. KROUSE, JR., ESQ.
          PAUL, HASTINGS, JANOFSKY & WALKER LLP                          SIMPSON THACHER & BARTLETT
                     399 PARK AVENUE                                        425 LEXINGTON AVENUE
                NEW YORK, NEW YORK 10022                                  NEW YORK, NEW YORK 10017
                     (212) 318-6000                                            (212) 455-2000

                      ------------------------------------
    Approximate date of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]
    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[ ]

                      ------------------------------------
                        CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------------------
                                                                  PROPOSED MAXIMUM       PROPOSED MAXIMUM     AMOUNT OF
                                              AMOUNT TO            OFFERING PRICE       AGGREGATE OFFERING   REGISTRATION
   TITLE OF SHARES TO BE REGISTERED         BE REGISTERED          PER SHARE (1)            PRICE (1)            FEE
-------------------------------------------------------------------------------------------------------------------------
  Class A common stock, par value
$0.01 per share.......................   4,600,000 shares (2)          $33.00              $151,800,000        $42,256
-------------------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457.
(2) Includes 600,000 shares issuable upon exercise of the Underwriters' over-allotment option.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

       The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued October 28, 1999

                                4,000,000 Shares

                                  cumulus logo
                              CLASS A COMMON STOCK

                            ------------------------

WE ARE OFFERING 3,000,000 SHARES OF OUR CLASS A COMMON STOCK AND THE SELLING SHAREHOLDERS ARE SELLING 1,000,000 SHARES OF OUR CLASS A COMMON STOCK.

                            ------------------------

CUMULUS MEDIA INC.'S CLASS A COMMON STOCK IS LISTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "CMLS." ON OCTOBER 26, 1999, THE REPORTED LAST SALE PRICE OF THE CLASS A COMMON STOCK ON THE NASDAQ NATIONAL MARKET WAS $33.00 PER SHARE.

                            ------------------------

INVESTING IN THE CLASS A COMMON STOCK INVOLVES RISKS.   SEE "RISK FACTORS"
BEGINNING ON PAGE 14.

                            ------------------------

                           PRICE $            A SHARE
                            ------------------------

                                                        UNDERWRITING                                    PROCEEDS TO
                                  PRICE TO             DISCOUNTS AND            PROCEEDS TO               SELLING
                                   PUBLIC               COMMISSIONS               CUMULUS               SHAREHOLDERS
                                  --------             -------------            -----------             ------------
Per Share................            $                       $                       $                       $
Total....................            $                       $                       $                       $

We have granted the underwriters the right to purchase up to an additional 600,000 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on , 1999.

                            ------------------------

                           MORGAN STANLEY DEAN WITTER

          , 1999

                                2 PAGE GATE FOLD

     Cover page of gate fold: collage of logos of radio stations owned by us.

     Inside of gate fold: U.S. map and to the bottom right a Caribbean map showing the locations of our radio stations.

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    5
Risk Factors..........................   14
Use of Proceeds.......................   23
Class A Common Stock Price Range and
  Dividends...........................   23
Dividend Policy.......................   23
Capitalization........................   24
Unaudited Pro Forma Financial
  Statements..........................   25
Selected Historical Financial Data....   38
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   40
Business..............................   47
Management............................   67

                                        PAGE
                                        ----
Certain Relationships and Related
  Transactions........................   73
Principal and Selling Shareholders....   74
Description of Capital Stock..........   76
Description of Certain Indebtedness...   83
Shares Eligible for Future Sale.......   86
Underwriters..........................   87
Certain United States Tax Consequences
  To Non-U.S. Holders of Class A
  Common Stock........................   89
Legal Matters.........................   92
Experts...............................   92
Where You Can Find More
  Information.........................   93

     We are an Illinois corporation with our principal executive offices located at 111 East Kilbourn Avenue, Suite 2700, Milwaukee, Wisconsin 53202, telephone number (414) 615-2800. Our homepage is located at http://www.cumulusmedia.com. The information included on our homepage is not a part of this prospectus.

     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of Class A common stock and seeking offers to buy shares of Class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the Class A common stock. In this prospectus, the "Company," "Cumulus," "we," "us" and "our" refer to Cumulus Media Inc. and its consolidated subsidiaries.

     WE HAVE NOT TAKEN ANY ACTION TO PERMIT A PUBLIC OFFERING OF THE SHARES OF CLASS A COMMON STOCK OUTSIDE THE U.S. PERSONS OUTSIDE THE U.S. WHO COME INTO POSSESSION OF THIS PROSPECTUS MUST INFORM THEMSELVES ABOUT AND OBSERVE ANY RESTRICTIONS RELATING TO THE OFFERING OF THE SHARES OF CLASS A COMMON STOCK AND THE DISTRIBUTION OF THIS PROSPECTUS OUTSIDE OF THE U.S.

                CERTAIN DEFINITIONS AND MARKET AND INDUSTRY DATA

     We use the term local marketing agreement, or LMA, in various places in this prospectus. A typical LMA is an agreement under which a Federal Communications Commission licensee of a radio station makes available, for a fee, air time on its station to a party. Such party provides programming to be broadcast during such air time and collects revenues from advertising it sells for broadcast during such programming.

     A station's or station group's power ratio is defined as such station's or station group's revenue market share divided by its audience market share.

     Metropolitan Statistical Areas, or MSAs, are based on the Arbitron Radio Metro and Television Market Population Estimates 1998-1999.

     Unless otherwise indicated:

     - we obtained market ranking by radio advertising revenue, radio market advertising revenue and radio market advertising data from BIA's MasterAccess compiled by BIA Research, Inc.;

     - we obtained total industry listener and revenue levels from the Radio Advertising Bureau;

     - we derived all audience share data and audience rankings, including ranking by population, except where otherwise stated to the contrary, from surveys of people ages 12 and over, listening Monday through Sunday, 6 a.m. to 12 midnight, and based on the Spring 1999 Arbitron Market Report pertaining to each market, as reported by BIA; and

     - we obtained revenue share data in each market presented from BIA as adjusted for market information available to and known by us.
                            ------------------------

                           FORWARD-LOOKING STATEMENTS

     In various places in this prospectus, we use statements which constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to our future plans, objectives, expectations and intentions. These statements may be identified by the use of words such as "expects," "anticipates," "intends," "plans" and similar expressions.

     We caution prospective purchasers of Class A common stock that forward-looking statements are not guarantees of future performance and that they may involve risks and uncertainties. Actual results may differ from those in the forward-looking statements as a result of various factors, including:

     - risks and uncertainties relating to leverage;

     - the need for additional funds;

     - consummation of pending acquisitions;

     - integration of such pending acquisitions;

     - our ability to eliminate certain costs;

     - the management of rapid growth;

     - the popularity of radio as a broadcasting and advertising medium; and

     - changing consumer tastes.

     Many of these factors are beyond our control, and our actual results could differ materially from those discussed in these statements. The "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" sections of this prospectus identify important factors that could cause such differences. If any of these factors were to occur, then the results in these statements could be significantly different.

                               PROSPECTUS SUMMARY

     You should read this summary together with the more detailed information and our consolidated financial statements and the notes to our consolidated financial statements appearing elsewhere or incorporated by reference in this prospectus. You should carefully consider, among other things, the matters set forth in "Risk Factors."

THE COMPANY

     We are a radio broadcasting company focused on acquiring, operating and developing radio stations in mid-size radio markets in the U.S. and currently own and operate 203 stations in 42 U.S. markets. We also provide sales and marketing services under LMAs (pending FCC approval of acquisition) to 40 stations in 17 U.S. markets. We are the third largest radio broadcasting company in the U.S. based on number of stations and believe we will be the second largest such company following completion of the acquisition of AMFM, Inc. by Clear Channel Communications, Inc. We believe we are the eighth largest radio broadcasting company in the U.S. based on 1998 pro forma net revenues and believe we will be the seventh largest such company following completion of Clear Channel's acquisition of AMFM. We will own and operate a total of 261 radio stations (184 FM and 77 AM) in 48 U.S. markets upon consummation of our pending acquisitions. According to BIA and the Radio Advertising Bureau, we have assembled market-leading groups or clusters of radio stations which rank first or second in terms of revenue share and/or audience share in substantially all of our markets. On an historical basis, for the six months ended June 30, 1999, we had net revenues of $77.7 million and broadcast cash flow of $18.6 million. After giving pro forma effect to the transactions described in the unaudited pro forma financial statements, we would have had net revenues of $96.1 million and broadcast cash flow of $22.1 million for the six months ended June 30, 1999.

     We believe that the attractive operating characteristics of mid-size markets, which we define as markets constituting Metropolitan Statistical Areas 100-276 as ranked by Arbitron, together with the relaxation of ownership limits under the Telecommunications Act of 1996 and FCC rules, create significant opportunities for growth from the formation of groups of radio stations within these markets.

     To maximize the advertising revenues and broadcast cash flow of our stations, we seek to enhance the quality of radio programs for listeners and the attractiveness of the radio station in a given market. We also increase the amount of locally-originated programming. Within each market, our stations are diversified in terms of format, target audience and geographic location, enabling us to attract larger and broader listener audiences and thereby a wider range of advertisers. This diversification, coupled with our favorable advertising pricing, also has provided us with the ability to compete successfully for advertising revenue against non-traditional competitors such as print media and television.

     We believe that we are in a position to generate revenue growth in excess of historical market rates, increase audience and revenue shares within these markets and, by capitalizing on economies of scale and by competing against other media for incremental advertising revenue, increase our broadcast cash flow growth rates and margins to those levels found in large markets. As we have assembled our portfolio of stations over the past two years, most of our markets are still in the development stage with the potential for substantial growth as we implement our operating strategy.

MANAGEMENT TEAM

     Our senior management team has an aggregate of over 75 years of experience in the media and radio broadcasting industry. To date, our management team has negotiated 98 acquisitions, accounting for all 261 of our stations currently owned or to be acquired upon consummation of our pending acquisitions. Our Executive Chairman and Treasurer, Richard W. Weening, has over 20 years of operating experience as a chief executive officer in media and information companies, including significant experience in corporate finance and mergers and acquisitions. Lewis W. Dickey, Jr., our Executive Vice Chairman, has over 15 years of experience in the radio and television broadcasting industry and is a successful owner-operator of radio stations in large and mid-size markets. Mr. Dickey is also a nationally regarded business strategy and marketing consultant to the radio and television broadcasting industry. William M. Bungeroth, our President, has over 20 years of experience in the radio broadcasting industry. Mr. Bungeroth has developed an expertise in increasing revenues at stations under his management.

STATION PORTFOLIO

     Our radio stations are organized into four regions: the Southeast, Midwest, Southwest and Northeast. The listed regions correspond to the geographic location of our markets. We operate each market as a distinct business unit and we do not manage or report our business by region. The following chart sets forth certain information as of October 26, 1999 with respect to our stations in these regions, including stations for which we currently provide programming and sell advertising under LMAs (18 of the pending stations to be acquired are not under LMAs), before and after giving effect to our pending acquisitions:

                                                                                   STATION PORTFOLIO
                                                                           ---------------------------------
                                        MSA        CLUSTER        12+        OWNED      PENDING    PRO FORMA
                                       MARKET    RANKING BY     AUDIENCE   ---------   ---------   ---------
               MARKET                   RANK    REVENUE SHARE    SHARE     FM    AM    FM    AM    FM    AM
               ------                  ------   -------------   --------   ---   ---   ---   ---   ---   ---
SOUTHEAST REGION
Albany, GA...........................   252           2           36.6%      4     2     1    --     5     2
Augusta, GA..........................   114           1           18.9%      5     3     1    --     6     3
Chattanooga, TN......................   104           1           30.0%      4     1    --    --     4     1
Columbus, GA.........................   169           1           34.6%      4     2     1     1     5     3
Columbus-Starkville, MS..............   247           1             --      --    --     4     3     4     3
Fayetteville, NC.....................   126           2           19.2%     --    --     3     1     3     1
Florence, SC.........................   198           2           41.8%      6     3     1    --     7     3
Greenville-New Bern-Jacksonville,
  NC.................................    81           4             --       2    --    --    --     2    --
Laurel-Hattiesburg, MS...............   208           2           30.6%      2     1     3     1     5     2
Lexington-Fayette, KY................   106           1           28.4%      4     1    --    --     4     1
Mobile, AL...........................    88           2           26.0%     --    --     4     2     4     2
Montgomery, AL.......................   142           1           28.1%      2     2     2     1     4     3
Muscle Shoals, AL....................   240           1             --       2     1     1     1     3     2
Myrtle Beach, SC.....................   173           2           20.7%      5     1    --    --     5     1
Pensacola, FL........................   121           2            8.6%     --    --     1     1     1     1
Salisbury-Ocean City, MD.............   150           1           24.7%      6     2    --    --     6     2
Savannah, GA.........................   154           2           40.3%      5     2    --    --     5     2
Tallahassee, FL......................   159           1           38.2%      3     1     1    --     4     1
Tupelo, MS...........................   178           1           22.7%      2     2     1    --     3     2
Wilmington, NC.......................   175           2           15.1%      2     1     2    --     4     1
MIDWEST REGION
Ann Arbor, MI........................   145           1            6.3%      2     2    --    --     2     2
Appleton-Oshkosh, WI.................   134           3           19.0%      2     2    --    --     2     2
Bismarck, ND.........................   265           1           56.7%      3     1     1     2     4     3
Dubuque, IA..........................   220           2           34.7%      4     1    --    --     4     1
Eau Claire, WI.......................   231           2           32.8%      4     2    --    --     4     2
Faribault-Owatonna-Waseca, MN........   N/A           1             --       4     4    --    --     4     4
Green Bay, WI........................   183           2           24.3%      3    --     1     1     4     1
Kalamazoo, MI........................   176           1           27.1%      2     1    --    --     2     1
Mankato-New Ulm-St. Peter, MN........   255           1             --       4     2    --    --     4     2
Marion-Carbondale, IL................   213           1           28.8%      4     2    --    --     4     2
Mason City, IA.......................   269           1             --       5     2    --    --     5     2
Monroe, MI...........................   N/A           1             --       1    --    --    --     1    --
Rochester, MN........................   229           1             --       2     2    --    --     2     2
Toledo, OH...........................    79           1           28.4%      4     2     1    --     5     2
Topeka, KS...........................   181           2           24.4%      2     2     2    --     4     2

                                                                                   STATION PORTFOLIO
                                                                           ---------------------------------
                                        MSA        CLUSTER        12+        OWNED      PENDING    PRO FORMA
                                       MARKET    RANKING BY     AUDIENCE   ---------   ---------   ---------
               MARKET                   RANK    REVENUE SHARE    SHARE     FM    AM    FM    AM    FM    AM
               ------                  ------   -------------   --------   ---   ---   ---   ---   ---   ---
SOUTHWEST REGION
Abilene, TX..........................   221           2           26.8%      4    --    --    --     4    --
Amarillo, TX.........................   188           2           25.1%      4     2    --    --     4     2
Beaumont-Port Arthur, TX.............   127           2           31.2%      3     2    --    --     3     2
Fayetteville, AR.....................   155           2           27.2%      4     2    --    --     4     2
Ft. Smith, AR........................   171           4           14.7%      2    --     1    --     3    --
Grand Junction, CO...................   251           1           44.0%      3    --     1     1     4     1
Killeen-Temple, TX...................   149           1           18.5%     --    --     4    --     4    --
Lake Charles, LA.....................   205           1           48.8%      3     1    --    --     3     1
McAllen-Brownsville, TX..............    63           3           21.3%     --    --     2    --     2    --
Odessa-Midland, TX...................   174           1           37.8%      4     1    --     1     4     2
Wichita Falls, TX....................   242           2           36.6%      3    --     1    --     4    --
NORTHEAST REGION
Augusta-Waterville, ME...............   250           1           20.5%      5     1     1     1     6     2
Bangor, ME...........................   268           1           30.7%      4     1    --    --     4     1
                                                                           ---   ---   ---   ---   ---   ---
TOTALS...............................                                      143    60    41    17   184    77
                                                                           ===   ===   ===   ===   ===   ===
Number of U.S. markets:                  48                                         Number of stations:  261

     We also own and operate five radio stations in various locations throughout the English-speaking Eastern Caribbean, including Trinidad, St. Kitts-Nevis, St. Lucia, Montserrat and Antigua-Barbuda, and we have been granted a license for a FM station covering Barbados and Tortola, British Virgin Islands.

ACQUISITION STRATEGY

     In identifying acquisition candidates, we adhere to a specific acquisition strategy. We seek to acquire radio broadcasting stations in diversified, growing mid-size markets because we believe these markets offer substantial growth opportunities for us. We seek to acquire stations which will enable us to create a leading position in ratings and format in their markets. Additionally, we seek capable local management, an FCC license which enables coverage of the entire market, and high quality technical and operating facilities. We target stations that we believe give us the opportunity to significantly increase revenues and broadcast cash flow. In executing this strategy, we focus on markets with:

     - diversified, growing economies that do not depend on any single industry or employer;

     - a regional fit with our overall portfolio concentrations (the Southeast, Midwest, Southwest and Northeast regions of the U.S.);

     - proximity to larger markets that may lead to increased economic expansion into our markets;

     - previously unconsolidated radio stations with fragmented ownership; and

     - the opportunity to assemble a group of stations that have competitive signal coverages and that are diversified in format to provide a broad range of target audiences for advertisers.

INTEGRATION OF ACQUIRED BUSINESSES

     Through our 98 completed and pending acquisitions, we have developed an efficient process of integrating newly acquired properties into our overall culture and operating philosophy. To do so, we have developed an integration plan consisting of five key elements:

     - use sophisticated market research to assess and enhance format quality and effectiveness to increase audience share;

     - make necessary improvements in transmission facilities, audio processing and studio facilities;

     - expand our sales organization through active recruiting and increase its effectiveness through in-depth training;

     - add new stations to our intranet communications network and install our centralized networked accounting system and proprietary system for real-time monitoring of station sales and inventory performance by management; and

     - establish revenue and expense budgets consistent with the programming and sales strategy.

     From time to time, in compliance with applicable law, we enter into an LMA or a consulting arrangement with a target property prior to FCC final approval and the consummation of the acquisition in order to gain a head start on the integration process. See "Risk Factors -- Risks of Acquisition Strategy."

OPERATING STRATEGY

     Our operating strategy has the following principal components:

     - ASSEMBLE AND DEVELOP LEADING STATION GROUPS. In each market, we acquire leading stations in terms of revenue or audience share as well as under-performing stations which we believe create an opportunity for growth. Each station within a market generally has a different format and an FCC license that provides for full signal coverage in the market area.

     - DEVELOP EACH STATION AS A UNIQUE ENTERPRISE. While stations within a market share common infrastructure in terms of office space, support personnel and certain senior management, each station is developed and marketed as an individual brand with its own identity, programming, programming personnel, inventory of time slots and sales force. We believe that this strategy maximizes the revenues per station and of the group as a whole.

     - USE RESEARCH TO GUIDE PROGRAMMING. We use audience research and music testing to refine each station's programming content to match the preferences of the station's target demographic audience. We also seek to enrich our listeners' experiences by increasing both the quality and quantity of local programming. We believe this strategy maximizes the number of listeners for each station.

     - POSITION STATION GROUPS TO COMPETE WITH PRINT AND TELEVISION. While advertising for each station is sold independently of other stations, the diverse station formats within each market have enabled us to attract a larger and broader listener audience which in turn has attracted a wider range of advertisers. We believe this diversification, coupled with our favorable advertising pricing, has provided us with the ability to compete successfully against not only traditional radio competitors, but also against non-traditional competitors such as print media and television.

     - ORGANIZE MARKETS IN ADVERTISER REGIONS. Our markets are located primarily in four regional concentrations: the Southeast, Midwest, Southwest and Northeast. By assembling market clusters with a regional concentration, we believe that we will be able to increase revenues by offering regional coverage of key demographic groups that were previously unavailable to national and regional advertisers.

     - EMPLOY INTERNET-BASED MANAGEMENT INFORMATION SYSTEMS. We have implemented an Internet-based proprietary software application which enables us to monitor daily sales activity and inventory performance by station and by market compared to their respective budgets. It also enables us to identify any under-performing stations, determine the explanation for the under-performance and take corrective action quickly. In addition, the Internet provides all of our stations with a cost-efficient and rapid medium to exchange ideas and views regarding station operations and ways to increase advertising revenues.

OUR PENDING ACQUISITIONS

     We have entered into definitive purchase agreements to acquire 58 stations in 24 markets for an aggregate purchase price of approximately $180.6 million, assuming a purchase price of $7.0 million for the acquisition of stations from Green Bay Broadcasting Company, Inc. We expect to consummate most of these pending acquisitions by the second quarter of 2000, but we cannot be certain that the transactions will be consummated within that time frame, or at all. For a discussion of certain factors affecting our pending acquisitions, see "Risk Factors -- Risks of Acquisition Strategy."

     We have entered into letters of intent with potential sellers of radio stations and we are currently a party to nine letters of intent. These arrangements allow us to review such potential sellers' radio stations and propose the terms of a possible purchase agreement. We cannot assure you that any potential transaction under a letter of intent will result in the execution of a definitive purchase agreement or be consummated.

                                  THE OFFERING

Class A common stock offered
by Cumulus....................   3,000,000 shares

Class A common stock offered
by the selling stockholders...   1,000,000 shares
                                 ----------------
     Total....................   4,000,000 shares(1)
                                 ================
Common stock outstanding after
this offering:

  Class A common stock........   25,014,323 shares(1)

  Class B common stock........    6,856,593 shares

  Class C common stock........    2,151,277 shares
                                 -----------------
     Total....................   34,022,193 shares
                                 =================
Over-allotment option.........      600,000 shares of Class A common stock.

Shareholder rights............   Holders of Class A common stock, Class B common
                                 stock and Class C common stock have identical rights, except with respect to voting and conversion.

Voting........................   Holders of the Class A common stock are
                                 entitled to one vote per share. Except upon the occurrence of certain events, holders of the Class B common stock are not entitled to vote.
                                 Holders of the Class C common stock are
                                 entitled to ten votes per share subject to certain exceptions.

Conversion....................   Under certain conditions and subject to prior
                                 governmental approval, each share of Class B common stock is convertible into one share of Class A common stock or one share of Class C common stock at the option of the holder.
                                 Subject to prior governmental approval, each share of Class C common stock is convertible into one share of Class A common stock at the option of the holder. See "Description of Capital Stock."

Use of proceeds...............   The net proceeds of this offering will be used
                                 to fund the completion of a portion of our pending acquisitions. We anticipate funding the completion of our remaining pending acquisitions with cash on hand. See "Use of Proceeds".

Nasdaq National Market
Symbol........................   CMLS
------------
(1) Unless otherwise specifically stated, the information throughout this prospectus does not take into account the possible issuance of additional shares of Class A common stock to the underwriters pursuant to their right to purchase additional shares to cover their over-allotments.

                                  RISK FACTORS

     See "Risk Factors" immediately following this summary for a discussion of certain risk factors relating to us, our business and an investment in shares of our Class A common stock.

                        SUMMARY HISTORICAL AND UNAUDITED
                            PRO FORMA FINANCIAL DATA

     The following sets forth our summary historical financial data for the period from inception on May 22, 1997 to December 31, 1997, for the year ended December 31, 1998 and for the six months ended June 30, 1998 and 1999. The summary historical financial data are derived from, and should be read in connection with, our audited and unaudited consolidated financial statements incorporated by reference in this prospectus. The following also sets forth summary unaudited pro forma financial data which are derived from our unaudited pro forma financial statements included elsewhere in this prospectus. The pro forma statement of operations data for the year ended December 31, 1998 and the six months ended June 30, 1999 give effect to this offering, the completion of our 1998 and 1999 acquisitions and our pending acquisitions, our initial public offerings of our Class A common stock, our senior subordinated notes and our Series A preferred stock, our July 1999 offering of our Class A common stock, the redemption of a portion of our Series A preferred stock, borrowings under and the repayment of all indebtedness outstanding under our old credit facility and borrowings under our credit facility as if such transactions had occurred on January 1, 1998. The pro forma balance sheet data as of June 30, 1999, give effect to this offering, our July 1999 offering of our Class A common stock, the redemption of a portion of our Series A preferred stock, the completion of our pending acquisitions and acquisitions completed after June 30, 1999, borrowings under and the repayment of all indebtedness outstanding under our old credit facility and borrowings under our credit facility as if such transactions had occurred on June 30, 1999. The summary unaudited pro forma financial data is presented for illustrative purposes only and is not indicative of the operating results or financial position that would have occurred if the transactions described above had been consummated on the dates indicated, nor is it indicative of future operating results or financial positions. The summary unaudited pro forma financial data are based on certain assumptions and adjustments described in the notes to the unaudited pro forma financial statements and should be read in conjunction therewith. See also "Risk
Factors -- Substantial Leverage," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the unaudited pro forma financial statements and historical consolidated financial statements included elsewhere or incorporated by reference in this prospectus.

                                                              YEAR ENDED
                                                             DECEMBER 31,          SIX MONTHS ENDED JUNE 30,
                                         PERIOD FROM     --------------------   -------------------------------
                                        INCEPTION ON                PRO FORMA                         PRO FORMA
                                       MAY 22, 1997 TO                 AS                                AS
                                        DECEMBER 31,                ADJUSTED                          ADJUSTED
                                           1997(1)         1998       1998        1998       1999       1999
                                       ---------------   --------   ---------   --------   --------   ---------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues..........................    $  9,163       $ 98,787   $184,586    $ 34,482   $ 77,715   $ 96,071
Station operating expenses excluding
  depreciation and amortization.......       7,147         72,154    139,529      27,275     59,126     73,973
Depreciation and amortization.........       1,671         19,584     44,836       6,901     16,341     22,027
Corporate general and administrative
  expenses............................       1,276          5,607      9,125       2,231      3,410      4,148
Non-cash stock compensation expense...       1,689             --         --          --         --         --
                                          --------       --------   --------    --------   --------   --------
Operating income (loss)...............      (2,620)         1,442     (8,903)     (2,025)    (1,162)    (4,077)
Net interest expense..................         837         13,178     28,580       3,894     12,272     14,340
Net loss before extraordinary item....      (3,578)       (11,864)   (37,567)     (5,942)   (13,436)   (18,090)
Basic and diluted loss per common
  share...............................    $   (.31)      $  (1.70)  $  (1.45)   $   (.78)  $  (1.15)  $   (.72)

                                                              YEAR ENDED
                                                             DECEMBER 31,          SIX MONTHS ENDED JUNE 30,
                                         PERIOD FROM     --------------------   -------------------------------
                                        INCEPTION ON                PRO FORMA                         PRO FORMA
                                       MAY 22, 1997 TO                 AS                                AS
                                        DECEMBER 31,                ADJUSTED                          ADJUSTED
                                           1997(1)         1998       1998        1998       1999       1999
                                       ---------------   --------   ---------   --------   --------   ---------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
OTHER FINANCIAL DATA:
Broadcast cash flow(2)................    $  2,016       $ 26,633   $ 45,058    $  7,107   $ 18,589   $ 22,098
Broadcast cash flow margin(2).........        22.0%          27.0%      24.4%       20.7%      23.9%      23.0%
EBITDA(2).............................    $    740       $ 21,026   $ 35,933    $  4,876   $ 15,179   $ 17,950
Net cash provided by (used in)
  operating activities................      (1,887)        (4,653)     7,269     (13,767)   (14,289)     2,762
Net cash used in investing
  activities..........................      95,100        351,025     (8,428)    113,576     47,299     (8,463)
Net cash provided by financing
  activities..........................      98,560        378,990      1,159     127,637     45,789      5,701

                                               AS OF DECEMBER 31,             AS OF JUNE 30,
                                              --------------------      ---------------------------
                                                                                        PRO FORMA
                                                                                       AS ADJUSTED
                                                1997        1998           1999            1999
                                              --------    --------      -----------    ------------
                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Total assets................................  $110,441    $517,631       $552,466        $873,790
Long-term debt, including current portion...    42,801     222,767        268,557         285,000
Preferred stock subject to mandatory
  redemption................................    13,426     133,741        143,038          99,288
Total stockholders' equity..................    49,976     125,135        102,401         442,645

------------
(1) We were incorporated on May 22, 1997. Between the date of formation of Cumulus Media, LLC, which was April 18, 1997, and May 22, 1997, Cumulus Media, LLC undertook certain activities on our behalf pending our incorporation, including the incurrence of expenses and the funding of escrow deposits for acquisitions. Upon our incorporation, these activities and the related expenses were transferred to us.

(2) Broadcast cash flow consists of operating income (loss) before depreciation and amortization, non-cash stock compensation expense and corporate general and administrative expenses. EBITDA consists of operating income (loss) before depreciation and amortization and non-cash stock compensation expense. EBITDA, as defined by us, may not be comparable to similarly titled measures used by other companies. Although broadcast cash flow and EBITDA are not measures of performance calculated in accordance with GAAP, management believes that they are useful to an investor in evaluating our performance because they are measures widely used in the broadcast industry to evaluate a radio company's operating performance. However, broadcast cash flow and EBITDA should not be considered in isolation or as substitutes for net income, cash flow from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as measures of liquidity or profitability.

                                  RISK FACTORS

     You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, results of operations or financial condition could be materially adversely affected by any of these risks. The trading price of our Class A common stock could decline due to any of these risks, and you may lose all or part of your investment. You should also refer to the other information set forth or incorporated by reference in this prospectus, including our consolidated financial statements and the notes to our consolidated financial statements.

     This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms and other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined below. These factors may cause our actual results to differ materially from any forward-looking statement.

RISKS OF ACQUISITION STRATEGY -- THERE ARE SIGNIFICANT RISKS ASSOCIATED WITH OUR ACQUISITION STRATEGY.

     We intend to grow through internal expansion and by acquiring radio broadcasting companies, radio station groups and individual radio stations primarily in mid-size markets. We cannot predict whether we will be successful in pursuing such acquisitions or what the consequences of any such acquisitions would be. We are currently evaluating certain acquisitions, as described in "Business -- Acquisition Strategy." Consummation of our pending acquisitions and any subsequent acquisitions are subject to various conditions, including:

     - With regard to the FCC:

        -- approval of license assignments and transfers;

        -- limits on the number of stations a broadcaster may own in a given local market; and

        -- other rules or policies, such as the ownership attribution rules, which could limit our ability to acquire stations in certain markets where one or more of our shareholders has other media interests.

     - Filing with the U.S. Department of Justice and the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, where applicable; expiration or termination of the waiting period under the HSR Act; and possible review by the U.S. Department of Justice or the Federal Trade Commission of antitrust issues either under the HSR Act or otherwise.

     We cannot be certain that any of these conditions will be satisfied. In addition, the FCC has asserted the authority to review levels of local radio market concentration as part of its acquisition approval process, even where proposed assignments would comply with the numerical limits on local radio station ownership in the FCC's rules and the Telecom Act. Petitions or informal objections are pending against our FCC license assignment applications in the following markets in which we have pending acquisitions: Grand Junction, Colorado; Columbus-Starkville, Mississippi; Columbus, Georgia; Augusta, Georgia; Topeka, Kansas; Pensacola, Florida; and Laurel-Hattiesburg, Mississippi. All such petitions and objections must be resolved before we can obtain FCC approval and consummate the pending acquisitions.

     In addition, the Department of Justice currently has two pending investigations regarding our acquisitions of up to eight stations in two markets. Other pending or subsequent acquisitions may be the subject of Department of Justice investigations from time to time. The Department of Justice has been active in reviewing radio broadcasting acquisitions and has challenged a number of such transactions where the transaction would result in local radio advertising revenue shares for the acquiring firm of more than 40%, and in some cases, as low as 35%. We estimate that we have more than a 35% share of radio advertising revenues in many of our markets. See "Business -- Federal Regulation of Radio Broadcasting." However, we believe that our operating and sales practices and demand-driven pricing policies serve to improve our product, expand advertising volume and increase competition in a market while providing more choice to advertisers and to listeners.

     Upon consummation of our pending acquisitions, we will own and operate 261 radio stations in 48 U.S. markets. Our two largest markets in terms of net revenues and broadcast cash flow are Toledo, Ohio and Lexington-Fayette, Kentucky, which together account for 11.0% of net revenues and 19.0% of broadcast cash flow based on the pro forma statement of operations for the year ended December 31, 1998 included elsewhere in this prospectus. Accordingly, a decline in net revenues and broadcast cash flow in these markets could have a disproportionate effect on our business, results of operations or financial condition.

     Our acquisition strategy involves numerous risks, including risks associated with:

     - identifying acquisition candidates and negotiating definitive purchase agreements on satisfactory terms;

     - integrating operations and systems and managing a large and geographically diverse group of stations;

     - diverting management's attention from other business concerns;

     - potentially losing key employees at acquired stations; and

     - the diminishing number of properties available for sale in mid-size markets.

     We cannot be certain that we will be able to manage the resulting business effectively or that any pending or subsequent acquisition will benefit us. In addition, we are not certain that we will be able to acquire properties at valuations as favorable as previous acquisitions. Depending upon the nature, size and timing of future acquisitions, we may be required to raise financing in addition to the financing necessary to consummate the pending acquisitions. We cannot assure you that our credit facility, the indenture governing our senior subordinated notes, the certificate of designation relating to our Series A preferred stock, the exchange debenture indenture governing the senior subordinated notes which may be issued in exchange for our Series A preferred stock or any other agreements to which we are a party will permit such additional financing or that such additional financing will be available to us or, if available, that such financing would be on terms acceptable to our management. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

LIMITED OPERATING HISTORY -- WE HAVE A LIMITED OPERATING HISTORY UPON WHICH YOU MAY EVALUATE OUR PERFORMANCE.

     We began operations in May 1997 and, consequently, we have a limited operating history and limited historical financial information upon which you may evaluate our performance.

MANAGEMENT OF RAPID GROWTH -- OUR RAPID GROWTH AND THE INTEGRATION OF ACQUIRED BUSINESSES WILL BE DIFFICULT TO MANAGE.

     Our rapid growth through acquisitions places significant demands on our administrative, operational and financial resources. Although we have been successful to date in initiating the integration of new properties, future performance and profitability, if any, will depend in part on our ability to fully integrate the operations and systems of acquired radio stations and radio groups, to hire additional qualified personnel, and to enhance our Internet-based and other management systems.

NET LOSS -- WE HAVE INCURRED, AND EXPECT TO INCUR, LOSSES DURING OUR GROWTH PERIOD.

     We had a net loss attributable to common stockholders of approximately $27.3 million for the year ended December 31, 1998 and $22.7 million for the six months ended June 30, 1999. On a pro forma basis, net loss before extraordinary item attributable to common stockholders for the year ended December 31, 1998 and the six months ended June 30, 1999 would have been $49.3 million and $24.6 million, respectively. Additional losses can be expected to continue while we pursue our strategy of acquiring and developing radio stations.

SIGNIFICANT CAPITAL REQUIREMENTS -- WE WILL REQUIRE SIGNIFICANT CAPITAL TO CONSUMMATE OUR PENDING ACQUISITIONS.

     If consummated, the pending acquisitions and other acquisitions for which we have entered into letters of intent with potential sellers will require substantial capital. We estimate our capital requirements for the consummation of our pending acquisitions through the second quarter of 2000 to be $180.6 million. We expect that the proceeds from this offering and cash on hand will provide sufficient funds for us to complete our pending acquisitions. Our future capital requirements will depend upon many factors, however, including the volume of future acquisitions and regulatory, technological and competitive developments in the radio broadcasting industry. Our future capital requirements may differ materially from our current estimates.

SUBSTANTIAL LEVERAGE -- WE HAVE SIGNIFICANT INDEBTEDNESS WHICH COULD IMPAIR OUR ABILITY TO OPERATE AND EXPOSE US TO CERTAIN RISKS.

     After the consummation of this offering, we will have consolidated indebtedness that is substantial in relation to our consolidated cash flow and stockholders' equity. As of June 30, 1999, after giving effect to this offering, the July 1999 offering of our Class A common stock, the completion of our pending acquisitions, our acquisitions completed after June 30, 1999, the redemption of a portion of our Series A preferred stock, borrowings under and the repayment of all indebtedness outstanding under our old credit facility and borrowings under our credit facility, we would have had outstanding consolidated long-term indebtedness (including current portion) of approximately $285.0 million, preferred stock subject to mandatory redemption of approximately $99.3 million and stockholders' equity of approximately $442.6 million. See "Capitalization." Subject to certain significant exceptions, our credit facility, indenture, certificate of designation and exchange debenture indenture limit our ability and our subsidiaries' ability to incur additional indebtedness.

     Our level of indebtedness could have several important consequences to the holders of the Class A common stock, including:

     - a substantial portion of our cash flow from operations will be used to repay our debts and will not be available for other purposes;

     - our ability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate and other purposes may be impaired in the future;

     - the restrictions contained in our credit facility, indenture, certificate of designation and exchange debenture indenture could further limit our ability to expand and make capital improvements;

     - certain of our borrowings will be at variable rates of interest, including any borrowings under our credit facility, which will expose us to the risk of increased interest rates;

     - our level of indebtedness could make us more vulnerable to economic downturns, limit our ability to withstand competitive pressures and reduce our flexibility in responding to changing business and economic conditions; and

     - certain restrictions contained in our credit facility, indenture, certificate of designation and exchange debenture indenture limit our ability to pay dividends and make other distributions to our shareholders.

ABILITY TO SERVICE DEBT OBLIGATIONS -- OUR ABILITY TO FULFILL OUR DEBT OBLIGATIONS COULD BE ADVERSELY AFFECTED BY MANY FACTORS.

     Our ability to repay our debt obligations will depend upon our future financial and operating performance, which, in turn, is subject to prevailing economic conditions and financial, business, competitive, legislative and regulatory factors, certain of which are beyond our control. We cannot be certain that our operating results, cash flow and capital resources will be sufficient to repay our debt and other obligations in the future. In the absence of such operating results and resources, we could face substantial liquidity problems and may be required to:

     - reduce or delay planned acquisitions, expansions and capital expenditures;

     - sell material assets and/or operations;

     - obtain additional equity capital; and/or

     - restructure our debt.

     We cannot provide you any assurance as to (1) the timing of any sales or the proceeds that we could realize from any such sales, (2) our ability to obtain additional equity capital or restructure debt or (3) whether such sales, additional equity capital or restructuring of debt could be effected on terms satisfactory to us or at all.

RESTRICTIONS IMPOSED BY TERMS OF INDEBTEDNESS AND PREFERRED STOCK -- OUR EXISTING DEBT AGREEMENTS AND THE TERMS OF OUR SERIES A PREFERRED STOCK IMPOSE SIGNIFICANT RESTRICTIONS ON US.

     Our credit facility, indenture, certificate of designation and exchange debenture indenture restrict, among other things, our ability to:

     - incur additional indebtedness;

     - pay dividends or make certain other restricted payments;

     - enter into certain transactions with affiliates;

     - merge or consolidate with any other person; or

     - sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets.

     In addition, our credit facility, indenture, certificate of designation and exchange debenture indenture also restrict our ability to incur liens or to sell certain assets. Our credit facility also requires us to maintain specified financial ratios and to satisfy certain financial condition tests. Our ability to meet those financial ratios and financial condition tests can be affected by events beyond our control, and we cannot be sure that we will meet those tests. A breach of any of these restrictions could result in a default under our credit facility, indenture, certificate of designation and/or exchange debenture indenture. If an event of default under our credit facility occurs, then our credit facility lenders could declare all amounts outstanding, including accrued interest, immediately due and payable. If we could not repay those amounts, such lenders could proceed against the collateral pledged to them to secure that indebtedness. If our credit facility indebtedness were accelerated, our assets may not be sufficient to repay in full such indebtedness and our other indebtedness. Our ability to comply with the restrictions and covenants in our credit facility, indenture, certificate of designation and exchange debenture indenture will depend upon our future performance and various other factors, such as legislative, business and regulatory factors, certain of which are beyond our control. If we fail to comply with the restrictions and covenants in our credit facility, indenture, certificate of designation or exchange debenture indenture, the holders of our senior subordinated notes, our exchange debentures issued or issuable in exchange for our Series A preferred stock and/or our indebtedness under our credit facility could declare all amounts owed to them immediately due and payable.

BUSINESS RISKS -- MANY FACTORS COULD ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE.

     Our future operations are subject to many factors that could have a material adverse effect upon our financial performance. These factors include:

     - economic conditions, both generally and with respect to the radio broadcasting industry;

     - changes in population and other demographics;

     - changes in audience tastes;

     - the level of competition for advertising dollars with other radio stations, television stations and other entertainment and communications media;

     - fluctuations in operating costs;

     - technological changes and innovations; and

     - changes in laws and governmental regulations and policies and actions of federal regulatory bodies, including the Department of Justice, the Federal Trade Commission and the FCC.

     Although we believe that substantially all of our radio stations, including those to be acquired upon completion of our pending acquisitions, are positioned to compete effectively in their respective markets, we cannot be certain that any such station will be able to maintain or increase its current audience ratings and advertising revenues. See "Business -- Competition."

COMPETITION -- WE OPERATE IN A VERY COMPETITIVE BUSINESS ENVIRONMENT.

     Radio broadcasting is a highly competitive business. Our stations, including those to be acquired upon completion of the pending acquisitions, compete for listeners and advertising revenues directly with other radio stations within their respective markets, as well as with other media such as newspapers, magazines, cable and broadcast television, outdoor advertising and direct mail. In addition, many of our stations compete with groups of two or more radio stations operated by a single operator.

     Audience ratings and market shares fluctuate, and any adverse change in a particular market could have a material adverse effect on the revenue of stations located in that market. While we already compete with other stations with comparable programming formats in many of our markets, our stations could suffer a reduction in ratings and/or revenue and could require increased promotional and other expenses, and consequently, could have a lower broadcast cash flow, if:

     - another radio station in the market were to convert its programming format to a format similar to one of our stations or launch aggressive promotional campaigns;

     - a new station were to adopt a competitive format; or

     - an existing competitor were to strengthen its operations.

     Radio broadcasting is also subject to competition from new media technologies, such as the delivery of audio programming by cable television systems, the introduction of digital audio broadcasting and delivery of radio programming over the Internet and by satellite. Digital audio broadcasting may deliver by satellite to nationwide and regional audiences multi-channel, multi-format digital radio services with sound quality equivalent to compact discs and may sell advertising. We cannot predict what effect, if any, such new technologies may have on the radio broadcasting industry or on us. See "Business -- Competition."

     The Telecom Act allows for the consolidation of ownership of radio broadcasting stations in the markets in which we operate or may operate in the future. Some competing consolidated owners may be larger and have substantially more financial and other resources than we do. In addition, increased consolidation in our target markets may result in greater competition for acquisition properties and a corresponding increase in purchase prices paid for such properties by us. See "Business -- Competition."

GOVERNMENTAL REGULATION OF BROADCASTING INDUSTRY -- THE BROADCASTING INDUSTRY IS SUBJECT TO EXTENSIVE AND CHANGING FEDERAL REGULATION.

     The Communications Act of 1934 requires prior FCC approval for the issuance, renewal, modification, transfer of control, or assignment of broadcasting station operating licenses. The Telecom Act and FCC rules limit the number of broadcasting properties that we may acquire in any market, and regulates certain operating practices of radio stations. Additionally, the Communications Act, and FCC rules impose limitations on non-U.S. ownership and voting of our capital stock. The Telecom Act creates significant new opportunities for broadcasting companies, but also creates uncertainties as to how the FCC and the courts will enforce and interpret the Telecom Act.

     The number of radio stations we may acquire or program pursuant to an LMA in any market, overall and in each service (i.e., AM or FM), is limited by the Telecom Act and FCC rules. That number may vary depending upon whether the interests in other radio stations or certain other media properties of certain of our affiliates are attributable to those affiliates under FCC rules. The FCC generally applies its ownership limits to "attributable" interests held by an individual, corporation, partnership or other association. The interests of our officers, directors and stockholders with five percent or greater voting power are generally attributable to us. Certain of our officers and directors, and at least one of our stockholders, have attributable broadcast interests outside of their involvement with us. These attributable interests will limit the number of radio stations that we may acquire or own in any market in which such officers or directors (or stockholders) hold or acquire such outside attributable broadcast interests.

     Our business will depend upon our maintaining broadcasting licenses issued to us by the FCC. Such licenses are ordinarily issued for a maximum term of eight years. Although it is rare for the FCC to deny a license renewal application, we cannot be certain that our future renewal applications will be approved or that such renewals will not include conditions or qualifications that could adversely affect us. In addition, governmental regulations and policies may change over time and such changes could have a material adverse impact upon our business, results of operations or financial condition. See "Business -- Federal Regulation of Radio Broadcasting."

REGULATORY APPROVALS -- WE ARE REQUIRED TO OBTAIN PRIOR FCC APPROVAL FOR EACH RADIO STATION ACQUISITION.

     The consummation of radio station acquisitions requires prior approval of the FCC with respect to the transfer of control or assignment of the broadcast licenses of the acquired stations. The FCC has not yet approved certain of our pending acquisitions. Certain of our pending acquisitions are being challenged before the FCC by competitors in eight markets. The FCC staff has also stated that it is reevaluating its local radio market concentration policies and procedures, even where proposed assignments would comply with the Telecom Act and the FCC's multiple-ownership rules. The FCC could prohibit or require the restructuring of our future acquisitions, including the pending acquisitions, and/or could propose changes in its existing rules that may reduce the number of stations that we would be permitted to acquire in some markets, as a result of this policy review and its concerns about market concentration generally. In addition, where such acquisitions would result in certain local radio advertising revenue concentration thresholds being met, the FCC staff has a policy of reviewing applications for proposed radio station acquisitions with respect to local market concentration concerns, and specifically invites public comment on such applications. This policy may help trigger petitions to deny and informal objections against FCC applications for certain of our pending acquisitions and future acquisitions, as well as FCC staff requests for additional information. There can be no assurance that the FCC will approve our future acquisitions, including our pending acquisitions.

EFFECTS OF ECONOMIC RECESSION -- OUR ABILITY TO GENERATE ADVERTISING REVENUE COULD BE AFFECTED BY ECONOMIC RECESSION.

     We derive substantially all of our revenue from the sale of advertising time on our radio stations. Our broadcasting revenue could be adversely affected by a future national recession. In addition, because a substantial portion of the revenue is derived from local advertisers, our ability to generate advertising revenue in specific markets could be adversely affected by local or regional economic downturns. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Advertising Sales."

CONTROLLING SHAREHOLDERS -- CERTAIN SHAREHOLDERS WILL CONTROL OR HAVE THE ABILITY TO EXERT SIGNIFICANT INFLUENCE OVER 50.2% OF THE TOTAL VOTING POWER OF OUR CAPITAL STOCK.

     After the completion of this offering, Messrs. Weening and Dickey will own directly, or through QUAESTUS Management Corporation and DBBC of Georgia, LLC, respectively, an aggregate of 1.5% of the outstanding Class A common stock and 29.3% of the outstanding Class C common stock. In addition, as a result of their equity interests in CML Holdings, LLC, Messrs. Weening and Dickey have the ability to exert significant influence over the policies and operations of CML Holdings, LLC, which upon the consummation of the offering, will own 0.9% of the outstanding Class A common stock and 70.8% of the outstanding Class C common stock. Each share of Class C common stock, subject to certain exceptions, entitles its holder to ten votes. As a result, were their interests to be combined, Messrs. Weening and Dickey collectively would control, or have the ability to exert significant influence over a total of 50.2% of the aggregate voting power of our capital stock. Consequently, they will have the ability to exert significant influence over the policies and management of Cumulus. The interests of Messrs. Weening and Dickey may differ from the interests of the other holders of Class A common stock. See "Principal Shareholders."

POTENTIAL CONFLICTS OF INTEREST -- CERTAIN MEMBERS OF MANAGEMENT HAVE POTENTIAL CONFLICTS OF INTEREST WITH US.

     Messrs. Weening and Dickey each have direct interests in entities that have entered into service agreements with us. Certain conflicts of interest may arise with respect to transactions between these entities and Cumulus. See "Certain Relationships and Related Transactions."

TRANSACTIONS WITH AFFILIATES -- CERTAIN ENTITIES CONTROLLED BY MEMBERS OF MANAGEMENT HAVE ENTERED INTO SERVICE AGREEMENTS WITH US.

     QUAESTUS Management Corporation, which Mr. Weening controls, has acted as one of our financial and strategic advisors since our inception. Stratford Research, Inc., which Mr. Dickey controls, has acted as our market research and programming advisor since our inception. See "Certain Relationships and Related Transactions."

YEAR 2000 RISK -- WE FACE RISKS FROM POTENTIAL YEAR 2000 PROBLEMS.

     The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of our computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could cause a system failure or miscalculation in our broadcast and corporate locations which could cause disruptions of operations, including, among other things, a temporary inability to produce broadcast signals, process financial transactions, or engage in similar normal business activities.

     Based on three separate recent system evaluations, the most recent of which was completed in early October 1999, as well as ongoing, on-site inventories, we determined that we will be required to modify or replace portions of our software and certain hardware so that those systems will properly utilize dates beyond December 31, 1999. We presently believe that with modifications or replacements of existing software and certain hardware, the year 2000 issue can be mitigated. If such modifications and replacements are not made, or are not completed in time, the year 2000 issue could have a material impact on our business, results of operations or financial condition.

     While we believe our efforts will provide reasonable assurance that material disruptions will not occur due to internal failure, the possibility of interruption still exists. We are currently querying other significant vendors that do not share information systems with us (external agents). To date, we are not aware of any external agent with a year 2000 issue that would materially impact our business, results of operations or financial condition. However, we have no means of ensuring that external agents will be year 2000 ready. The inability of external agents to complete their year 2000 resolution process in a timely fashion could materially impact our business, results of operations or financial condition. The effect of noncompliance by external agents is not determinable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Risk."

RELIANCE ON KEY PERSONNEL -- THE LOSS OF CERTAIN KEY OFFICERS OR EMPLOYEES COULD ADVERSELY AFFECT US.

     Our business is managed by a small number of key management and operating personnel. The loss of key personnel could have a material adverse effect on our business, results of operations or financial condition. We believe that our future success will depend in large part on our ability to attract and retain highly skilled and qualified personnel and to expand, train and manage our employee base. We have entered into employment agreements with Messrs. Weening, Dickey, Bungeroth and Bonick that include provisions restricting the ability of Messrs. Weening, Dickey, Bungeroth and Bonick to compete against us in certain circumstances. We have arranged for "key-man" insurance on the life of Mr. Weening, and are in the process of arranging for such insurance on the lives of Messrs. Dickey and Bungeroth. See
"Management -- Employment Agreements."

     We also employ several on-air personalities with loyal audiences in their respective markets. The loss of one of these personalities could result in a short-term loss of audience share, but we do not believe that any such loss would have a material adverse effect on our business, results of operations or financial condition.

THE PUBLIC MARKET FOR OUR CLASS A COMMON STOCK MAY BE VOLATILE.

     We cannot assure you that the market price of our Class A common stock will not decline, and the market price could be subject to wide fluctuations in response to such factors as:

     - actual or anticipated variations in our quarterly operating results,

     - announcements of new product or service offerings,

     - technological innovations,

     - competitive developments,

     - changes in financial estimates by securities analysts,

     - conditions and trends in the radio broadcasting industry,

     - adoption of new accounting standards affecting the radio broadcasting industry, and

     - general market conditions and other factors.

     Further, the stock markets, and in particular the Nasdaq National Market, have experienced extreme price and volume fluctuations that have particularly affected the market prices of equity securities of many technology and media companies and have often been unrelated or disproportionate to the operating performance of such companies. In addition, general economic, political and market conditions such as recessions, interest rates or international currency fluctuations, may adversely affect the market price of our Class A common stock.

SHARES ELIGIBLE FOR FUTURE SALE -- FUTURE SALES OF THE CLASS A COMMON STOCK IN THE PUBLIC MARKET COULD DEPRESS OUR STOCK PRICE.

     Upon completion of this offering, we will have outstanding 25,014,323 shares of Class A common stock, 6,856,593 shares of Class B common stock and 2,151,277 shares of Class C common stock. In addition, there will be outstanding options to purchase 2,114,309 shares of Class A common stock and 3,001,380 shares of Class C common stock. Of these shares, 23,684,755 shares of Class A common stock will be freely transferable without restriction (subject to any FCC consent that might be required) under the Securities Act of 1933, or further registration under the Securities Act, except that shares held by our "affiliates," as that term is defined in Rule 144 promulgated under the Securities Act, may generally only be sold subject to certain restrictions as to timing, manner and volume.

     Cumulus, our directors, certain shareholders and certain of our officers have agreed not to sell, or otherwise dispose of, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock (including the Class B common stock and the Class C common stock) for a period of 90 days after the date of this prospectus without the prior written consent of Morgan Stanley & Co. Incorporated, on behalf of the underwriters. See "Shares Eligible for Future Sale" and "Underwriters."

     The market price of the common stock could drop as a result of sales of a large number of shares of common stock in the market after the offering, or the perception that such sales could occur. See "Shares Eligible for Future Sale" and "Underwriters."

DIVIDEND POLICY -- WE HAVE NEVER PAID AND DO NOT EXPECT TO PAY ANY CASH
DIVIDENDS.

     We do not anticipate declaring or paying any dividends except for the payment of scheduled dividends on the Series A preferred stock. We have never declared or paid any cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. In addition, our credit facility, indenture, certificate of designation and exchange debenture indenture restrict our ability to pay dividends. See "Dividend Policy."

                                USE OF PROCEEDS

     We intend to use the proceeds from this offering to fund the completion of a portion of our pending acquisitions and pay related fees and expenses. We anticipate funding the completion of our remaining pending acquisitions with cash on hand. The following table presents the sources and uses of funds, giving effect to this offering, the completion of our pending acquisitions and acquisitions completed after June 30, 1999, the repayment of all indebtedness outstanding under our old credit facility and borrowings under our credit facility as if such transactions had occurred as of June 30, 1999:

                                                                (IN THOUSANDS)
                                                                --------------
SOURCES OF FUNDS:
  Class A common stock offered..............................       $ 99,000(1)
  Cash on hand..............................................         84,059
  Escrow funds..............................................          3,736
                                                                   --------
                                                                   $186,795
                                                                   ========
USES OF FUNDS:
  Purchase price of pending acquisitions....................       $180,595
  Fees and expenses related to this offering................          6,200
                                                                   --------
                                                                   $186,795
                                                                   ========

------------
(1) $118.8 million if the underwriters' right to purchase shares to cover over-allotments is exercised in full.

     Pending the above uses, the net proceeds of the offering will be invested in U.S. government securities or other interest bearing short-term investment grade securities.

                 CLASS A COMMON STOCK PRICE RANGE AND DIVIDENDS

     Our Class A common stock is listed on the Nasdaq National Market under the symbol "CMLS." The following table sets forth the high and low closing sale prices for our Class A common stock for the periods indicated as reported on the Nasdaq National Market.

                                                               HIGH     LOW
                                                               ----     ---
Year ended December 31, 1998
  Third Quarter.............................................  $17.88   $ 7.75
  Fourth Quarter............................................   17.25     4.88
Year ended December 31, 1999
  First Quarter.............................................  $17.88   $ 9.75
  Second Quarter............................................   21.88    13.25
  Third Quarter.............................................   32.69    20.00
  Fourth Quarter (through October 26).......................   35.00    29.25

     A recent reported last sale price for Cumulus' Class A common stock as reported on the Nasdaq National Market is set forth on the cover page of this prospectus. On October 26, 1999, there were approximately 33 holders of record of Cumulus' Class A common stock.

                                DIVIDEND POLICY

     We do not anticipate declaring or paying any dividends except for the payment of scheduled dividends on the Series A preferred stock. We have never declared or paid any cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. In addition, our credit facility, indenture, certificate of designation and exchange debenture indenture restrict our ability to pay dividends.

                                 CAPITALIZATION

     The following table sets forth our cash and cash equivalents and capitalization as of June 30, 1999 on an historical basis and a pro forma as adjusted basis to give effect to this offering (assuming that the underwriters' over-allotment option is not exercised), our July 1999 offering of our Class A common stock, the completion of our pending acquisitions and acquisitions completed after June 30, 1999, the redemption of a portion of our Series A preferred stock, borrowings under and the repayment of all indebtedness outstanding under our old credit facility, and borrowings under our credit facility. This table should be read in conjunction with our unaudited pro forma financial statements and our consolidated financial statements included elsewhere and incorporated by reference in this prospectus.

                                                               AS OF JUNE 30, 1999
                                                              ---------------------
                                                                          PRO FORMA
                                                                             AS
                                                               ACTUAL     ADJUSTED
                                                              --------    ---------
                                                                   (UNAUDITED)
                                                                 (IN THOUSANDS)
Cash and cash equivalents...................................  $  9,086    $ 76,134
                                                              ========    ========
Long-term debt, including current maturities:
Old credit facility.........................................   107,274          --
Credit facility.............................................        --     125,000
Senior subordinated notes...................................   160,000     160,000
Other long-term debt........................................       263          --
                                                              --------    --------
          Total long-term debt..............................   267,537     285,000
                                                              --------    --------
Series A preferred stock....................................   143,038      99,288
                                                              --------    --------
Stockholders' equity:
Class A common stock, par value $.01 per share; 50,000,000
  shares authorized; 8,700,504 shares outstanding (actual);
  23,814,104 shares outstanding (pro forma as adjusted).....        87         238
Class B common stock, par value $.01 per share; 20,000,000
  shares authorized; 8,660,416 shares outstanding (actual);
  7,660,416 (pro forma as adjusted).........................        87          77
Class C common stock, par value $.01 per share; 30,000,000
  shares authorized; 2,376,277 shares outstanding (actual
  and pro forma as adjusted)................................        24          24
Additional paid-in-capital (actual and pro forma as
  adjusted).................................................   132,913     473,016
Accumulated deficit and comprehensive income................   (30,710)    (30,710)
                                                              --------    --------
          Total stockholders' equity........................   102,401     442,645
                                                              --------    --------
Total capitalization........................................  $512,976    $826,933
                                                              ========    ========

                    UNAUDITED PRO FORMA FINANCIAL STATEMENTS

     The following unaudited pro forma financial statements reflect the results of operations for the year ended December 31, 1998 and the six months ended June 30, 1999 and the balance sheet as of June 30, 1999 after giving effect to the transactions described below. The information set forth under the heading "Cumulus Historical" in the pro forma statements of operations includes results relating to LMAs. The information set forth under the heading "Pending Acquisitions" in the pro forma statements of operations excludes results relating to LMAs to the extent that such activity is included in our historical financial information.

     The pro forma statements of operations for the year ended December 31, 1998 and the six months ended June 30, 1999 give effect to:

     - this offering,

     - the July 1999 offering of our Class A common stock,

     - the completion of our 1998 and 1999 acquisitions and our pending acquisitions,

     - our initial public offerings of our Class A common stock, our senior subordinated notes and our Series A preferred stock,

     - the redemption of a portion of our Series A preferred stock,

     - borrowings under and the repayment of all indebtedness outstanding under our old credit facility, and

     - borrowings under our credit facility,

in each case as if such transactions had occurred on January 1, 1998.

     The information set forth under the heading "Pro Forma Adjustments for Cumulus Historical and the 1999 Completed Acquisitions" in the pro forma statement of operations for the year ended December 31, 1998 includes the effects of our initial public offerings. The information set forth under the heading "1999 Subsequent Acquisitions" in the pro forma statement of operations for the six months ended June 30, 1999 includes the effect of our acquisitions completed after June 30, 1999.

     - The pro forma balance sheet as of June 30, 1999 gives effect to:

     - this offering,

     - the July 1999 offering of our Class A common stock,

     - the redemption of a portion of our Series A preferred stock,

     - the completion of our pending acquisitions and acquisitions completed after June 30, 1999,

     - the borrowings under and repayment of all indebtedness outstanding under our old credit facility, and

     - borrowings under our credit facility,

in each case as if such transactions had occurred on June 30, 1999.

     The information set forth under the heading "Pro Forma Adjustments for the 1999 Subsequent Acquisitions" includes the effect of our acquisitions completed after June 30, 1999.

     The pro forma financial statements are based on our historical consolidated financial statements and the financial statements of those entities acquired, or from which assets were acquired, in conjunction with our completed and pending acquisitions. The unaudited pro forma financial information reflects the use of the purchase method of accounting for all acquisitions. For purposes of the unaudited pro forma financial statements, the purchase prices of the stations acquired and to be acquired in our completed acquisitions and pending acquisitions have been allocated based primarily on information furnished by management of the acquired stations. The final allocation of the relative purchase prices of the stations acquired and to be acquired to our completed acquisitions and pending acquisitions is determined a reasonable time after consummation of such transactions and are based on complete evaluations of the assets acquired and liabilities assumed. Accordingly the information presented herein may differ from the final purchase price allocation; however, in the opinion of our management, the final purchase price allocation will not differ significantly from the information presented herein. In the opinion of our management, all adjustments have been made that are necessary to present fairly the pro forma data.

     The unaudited pro forma information is presented for illustrative purposes only and is not indicative of the operating results or financial position that would have occurred if the transactions referred to above had been consummated on the dates indicated, nor is it indicative of future operating results or financial positions. The failure of the aforementioned transactions to be completed would significantly alter the unaudited pro forma information.

     All pro forma financial information should be read in conjunction with our consolidated financial statements which have been incorporated by reference in this prospectus. See also "Risk Factors -- Substantial Leverage" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                               CUMULUS MEDIA INC.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                 (IN THOUSANDS)

                                                                                                  (D)
                                                                                               PRO FORMA
                                                                                              ADJUSTMENTS
                                                                                                  FOR        (A)+(B)+(C)+
                                                                                                CUMULUS       (D) = (E)
                                                                 (B)                           HISTORICAL    PRO FORMA AS
                                                              PRO FORMA           (C)           AND THE      ADJUSTED FOR
                                                  (A)        ADJUSTMENTS         1999             1999         THE 1999
                                                CUMULUS      FOR CUMULUS       COMPLETED       COMPLETED      COMPLETED
                                               HISTORICAL   HISTORICAL(2)   ACQUISITIONS(3)   ACQUISITIONS   ACQUISITIONS
                                               ----------   -------------   ---------------   ------------   ------------
STATEMENT OF OPERATIONS DATA:
Revenues.....................................   $108,172       $29,250          $24,734         $     --       $162,156
Less: agency commissions.....................     (9,385)       (1,934)          (1,815)              --        (13,134)
                                                --------       -------          -------         --------       --------
Net revenues.................................     98,787        27,316           22,919               --        149,022
Station operating expenses excluding
 depreciation and amortization...............     72,154        20,973           17,131               --        110,258
Depreciation and amortization................     19,584         3,772            3,355            7,385(4)      34,096
Corporate general and administrative
 expenses....................................      5,607         1,395              569               --          7,571
                                                --------       -------          -------         --------       --------
Operating income (loss)......................      1,442         1,176            1,864           (7,385)        (2,903)
Interest expense.............................    (15,551)       (2,950)          (2,010)          (6,872)(5)    (27,383)
Interest income..............................      2,373            --               --           (2,173)(6)        200
Gain (loss) on sale of assets................         --        21,249               --          (21,249)(7)         --
Other income (expense).......................         (2)         (182)              25               --           (159)
                                                --------       -------          -------         --------       --------
Income (loss) before income taxes............    (11,738)       19,293             (121)         (37,679)       (30,245)
Income tax (expense) benefit.................       (126)          (86)             (24)              --           (236)
                                                --------       -------          -------         --------       --------
Net income (loss) before extraordinary
 item........................................    (11,864)       19,207             (145)         (37,679)       (30,481)
Preferred stock dividends and accretion of
 discount....................................     13,591            --               --           (4,503)(8)    (18,094)
                                                --------       -------          -------         --------       --------
Net income (loss) before extraordinary item
 attributable to common stockholders.........   $(25,455)      $19,207          $  (145)        $(42,182)      $(48,575)
                                                ========       =======          =======         ========       ========


                                                                   (E)+(F)=(G)
                                                     (F)           PRO FORMA AS                          (I)
                                                  PRO FORMA      ADJUSTED FOR THE                     PRO FORMA
                                                 ADJUSTMENTS      1999 COMPLETED                     ADJUSTMENTS
                                                   FOR THE        ACQUISITIONS,                    FOR THE PENDING
                                                  COMPLETED       THE COMPLETED                     ACQUISITIONS
                                                  OFFERING         OFFERING AND         (H)            AND THE       (G)+(H)+(I)=(J)
                                                 AND THE NEW      THE NEW CREDIT      PENDING          CURRENT          PRO FORMA
                                               CREDIT FACILITY       FACILITY       ACQUISITIONS      OFFERING       AS ADJUSTED(1)
                                               ---------------   ----------------   ------------   ---------------   ---------------
STATEMENT OF OPERATIONS DATA:
Revenues.....................................      $    --           $162,156         $37,719          $    --          $199,875
Less: agency commissions.....................           --            (13,134)         (2,154)              --           (15,288)
                                                   -------           --------         -------          -------          --------
Net revenues.................................           --            149,022          35,565               --           184,586
Station operating expenses excluding
 depreciation and amortization...............           --            110,258          29,271                            139,529
Depreciation and amortization................           --             34,096           4,414            6,326(4)         44,836
Corporate general and administrative
 expenses....................................           --              7,571           1,554               --             9,125
                                                   -------           --------         -------          -------          --------
Operating income (loss)......................           --             (2,903)            326           (6,326)           (8,903)
Interest expense.............................       (1,397)(9)        (28,780)         (2,682)           2,682(11)       (28,780)
Interest income..............................           --                200              --                                200
Gain (loss) on sale of assets................           --                 --           1,000           (1,000)(12)           --
Other income (expense).......................           --               (159)            279                                120
                                                   -------           --------         -------          -------          --------
Income (loss) before income taxes............       (1,397)           (31,642)         (1,077)          (4,644)          (37,363)
Income tax (expense) benefit.................           --               (236)             32               --              (204)
                                                   -------           --------         -------          -------          --------
Net income (loss) before extraordinary
 item........................................       (1,397)           (31,878)         (1,045)          (4,644)          (37,567)
Preferred stock dividends and accretion of
 discount....................................        6,333(10)        (11,761)             --               --           (11,761)
                                                   -------           --------         -------          -------          --------
Net income (loss) before extraordinary item
 attributable to common stockholders.........      $ 4,936           $(43,639)        $(1,045)         $(4,644)         $(49,328)
                                                   =======           ========         =======          =======          ========

   See accompanying notes to the unaudited pro forma statement of operations.

            NOTES TO THE UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                                 (IN THOUSANDS)

 (1) The pro forma financial results exclude the effects of estimated cost savings which management believes will result from the integration of our completed and pending acquisitions.

 (2) Reflects historical revenues and expenses of stations acquired by us in 1998 for the period from January 1, 1998 through the date the stations were acquired by us.

 (3) Reflects the historical revenues and expenses of stations acquired by us in 1999 for the period from January 1, 1998 through December 31, 1998.

 (4) Adjustments reflect (i) the change in depreciation and amortization expense resulting from conforming the estimated useful lives of our completed and pending acquisitions' assets to our policies and (ii) the additional depreciation and amortization expense resulting from the allocation of the purchase price to the estimated fair market value of the assets acquired. On a pro forma basis, depreciation expense is $10,562 and amortization expense is $34,274 after giving effect to the completed and pending acquisitions. Depreciation expense has been calculated on a straight line basis using a weighted average life of seven years for property and equipment. Goodwill and other intangible assets' amortization has been calculated on a straight line basis over 25 years. Non-compete agreements are being amortized over the lives of the agreements which range from one to three years.

     We allocate the purchase prices of the acquired stations based on evaluations of the assets acquired and the liabilities assumed. We believe that the excess of cost over the fair value of tangible net assets of an acquired radio station almost exclusively relates to the value of the FCC broadcasting license and goodwill. We believe that the purchase price allocation method described above is consistent with general practice in the radio broadcasting industry.

 (5) Adjustment to reflect increased interest expense resulting from:

     Interest on the $114,450 indebtedness under the old credit facility at 8.5%............................................  $  9,728
     Interest on our senior subordinated notes at 10.375%........    16,600
     Annual amortization of $3,102 in transaction costs
       associated with the old credit facility over eight
       years.....................................................       387
     Annual amortization of $6,689 in debt issue costs associated
       with our senior subordinated notes over ten years.........       668
                                                                   --------
     Total interest expense......................................    27,383
     Less: historical interest recorded by us and the businesses
       acquired in connection with our completed acquisitions....   (20,511)
                                                                   --------
     Net adjustment..............................................  $  6,872
                                                                   ========

 (6) Adjustment to reduce historical interest income to reflect the effects of our completed and pending acquisitions as of January 1, 1998.

 (7) Adjustment to eliminate intercompany gains recognized by Crystal Radio Group, Inc., Midland Broadcasting, Inc. and Savannah Communications, L.P. on the 1998 sales of radio stations to us.

 (8) Adjustment to reflect additional accretion related to Series A preferred stock dividend as if the Series A preferred stock were outstanding for the full period from January 1, 1998 to December 31, 1998.

Accretion of Series A preferred stock dividend (compounded
quarterly at 13.75%)........................................    $ 18,094
Less: historical dividends recorded by us...................     (13,591)
                                                                --------
Net adjustment..............................................    $  4,503
                                                                ========

(9) Adjustment to reflect increased interest expense resulting from:

 Sources of funds from Completed Offering and Credit
   Facility:
 Amount financed by the new credit facility ($125,000 to
 Cumulus net of fees of $4,000)..............................             $121,000
   Class A common stock offered ($268,116 to Cumulus net of
      fees of $14,656).......................................              253,460
                                                                          --------
      Total..................................................             $374,460
                                                                          ========
 Uses of funds:
   Repayment of the old credit facility......................             $ 62,500
   Redemption of Series A preferred stock:
      Redemption of original liquidation preference (35% of
        $125,000)............................................  $43,750
      Redemption premium (13.75% of redeemed amount).........    6,016
                                                               -------
      Total payment to Series A preferred stockholders.......               49,766
      Cash on hand...........................................              262,194
                                                                          --------
        Total................................................             $374,460
                                                                          ========
 Interest on the $125,000 indebtedness under the new credit
   facility at 8.50%.........................................             $ 10,625
 Interest on our senior subordinated notes at 10.375%........               16,600
 Annual amortization of $7,102 in deferred transaction costs associated with the old and new credit facilities over
   eight years...............................................                  887
 Annual amortization of $6,689 in debt issue costs associated
   with our senior subordinated notes over ten years.........                  668
                                                                          --------
      Total interest expense.................................               28,780
      Less: interest expense recorded pro forma as adjusted
        for the 1999 completed acquisitions..................              (27,383)
                                                                          --------
      Net adjustment.........................................             $  1,397
                                                                          ========

 (10) Adjustment to reflect the reduction in the dividend on the Series A preferred stock, on a pro forma basis, as if the redemption had occurred as of January 1, 1998:

 Annual dividend on $81,250 Series A preferred stock at
 13.75%......................................................    $ 11,761
 Less: pro forma dividend as adjusted for the 1999 completed
   acquisitions..............................................     (18,094)
                                                                 --------
 Net adjustment..............................................    $  6,333
                                                                 ========

 (11) Adjustment to reflect the elimination of $2,682 of interest expense recorded by sellers related to debt which was not assumed by Cumulus.

 (12) Adjustment recorded to eliminate the net non-recurring gains (losses) on the sale of assets recorded by Anderson Broadcasting Company and Calendar Broadcasting Inc., combined with an adjustment recorded to eliminate the net non-recurring gain recognized by Savannah Valley Broadcasting Radio

      Properties. The non-recurring gain was recognized by Savannah Valley Broadcasting Radio Properties upon the sale of assets not acquired by us.

Sources of funds from Completed Offering and the Credit

Facility:
  Class A common stock offered ($99,000 to Cumulus net of
     fees of $6,200)........................................    $ 92,800
  Escrow funds..............................................       3,736
                                                                --------
     Total..................................................    $ 96,536
                                                                ========
Uses of funds:
  Purchase price of the pending acquisitions................    $180,595
  Decrease in cash on hand..................................     (84,059)
                                                                --------
     Total..................................................    $ 96,536
                                                                ========

     The floating interest rate used to calculate pro forma interest expense on the new credit facility is eight and one half percent (8.50%). The rate on the new credit facility is based on our estimates, considering current market conditions for similar securities. A one-eighth of one percent (0.125%) change in the interest rate on the new credit facility results in a $156 increase or decrease in the pro forma interest expense for the twelve months ended December 31, 1998.

     Upon the consummation of the preferred stock redemption on October 1, 1999, we will record a redemption premium of $6,016 on the redemption of $43,750 Series A preferred stock in the fourth quarter of 1999.

                               CUMULUS MEDIA INC.
                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1999
                                 (IN THOUSANDS)

                                                                                            (D)
                                                                                         PRO FORMA          (A)+(B)+(C)+
                                                      (B)                               ADJUSTMENTS           (D)=(E)
                                                   PRO FORMA             (C)            FOR CUMULUS         PRO FORMA AS
                                      (A)         ADJUSTMENTS           1999         HISTORICAL AND THE   ADJUSTED FOR THE
                                    CUMULUS       FOR CUMULUS        SUBSEQUENT        1999 COMPLETED      1999 COMPLETED
                                   HISTORICAL   HISTORICAL(1)(2)   ACQUISITIONS(3)      ACQUISITIONS        ACQUISITIONS
                                   ----------   ----------------   ---------------   ------------------   ----------------
STATEMENT OF OPERATIONS DATA:
Revenues.........................   $ 84,241         $ 400             $4,134             $    --             $ 88,775
Less: agency commissions.........     (6,526)          (30)              (323)                 --               (6,879)
                                    --------         -----             ------             -------             --------
Net revenues.....................     77,715           370              3,811                  --               81,896
Station operating expenses
  excluding depreciation and
  amortization...................     59,126           427              2,813                  --               62,366
Depreciation and amortization....     16,341           110              1,119                (914)(4)           16,656
Corporate general and
  administrative expenses........      3,410            --                105                  --                3,515
                                    --------         -----             ------             -------             --------
Operating income (loss)..........     (1,162)         (167)              (226)                914                 (641)
Interest expense.................     12,492            71                613                 222(5)            13,398
Interest income..................       (220)           --                 --                 170(6)               (50)
(Gain) loss on sale of asset.....         --            --                 --                  --                   --
Other income (expense)...........          2            (2)              (210)                 --                  210
                                    --------         -----             ------             -------             --------
Income (loss) before income
  taxes..........................    (13,436)         (236)              (629)               (522)             (13,779)
Income tax (expense) benefit.....         --            --                 --                  --                   --
                                    --------         -----             ------             -------             --------
Net income (loss) before
  extraordinary item.............    (13,436)         (236)              (629)               (522)             (13,779)
Preferred stock dividends........     (9,297)           --                 --                  --(7)            (9,297)
                                    --------         -----             ------             -------             --------
Net income (loss) before
  extraordinary item attributable
  to common stockholders.........    (22,733)         (236)              (629)               (522)             (23,076)
                                    ========         =====             ======             =======             ========

                                                          (E)+(F)=(G)
                                                         PRO FORMA AS                            (I)
                                         (F)             ADJUSTED FOR                         PRO FORMA
                                      PRO FORMA            THE 1999                          ADJUSTMENTS
                                     ADJUSTMENTS           COMPLETED                           FOR THE
                                       FOR THE           ACQUISITIONS,                         PENDING
                                      COMPLETED          THE COMPLETED                      ACQUISITIONS
                                       OFFERING          OFFERING AND           (H)            AND THE       (G)+(H)+(I)= (J)
                                     AND THE NEW        THE NEW CREDIT        PENDING          CURRENT          PRO FORMA
                                   CREDIT FACILITY         FACILITY         ACQUISITIONS      OFFERING         COMBINED(1)
                                   ---------------      --------------      ------------    ------------     ----------------
STATEMENT OF OPERATIONS DATA:
Revenues.........................       $   --             $ 88,775           $15,409          $                 $104,184
Less: agency commissions.........           --               (6,879)           (1,234)              --             (8,113)
                                        ------             --------           -------          -------           --------
Net revenues.....................           --               81,896            14,175               --             96,071
Station operating expenses
  excluding depreciation and
  amortization...................           --               62,366            11,607                              73,973
Depreciation and amortization....           --               16,656             2,116            3,255(4)          22,027
Corporate general and
  administrative expenses........           --                3,515               633               --              4,148
                                        ------             --------           -------          -------           --------
Operating income (loss)..........           --                 (641)             (181)          (3,255)            (4,077)
Interest expense.................          992(8)            14,390             1,310           (1,310)(10)        14,390
Interest income..................           --                  (50)                                --                (50)
(Gain) loss on sale of asset.....           --                   --               (60)              60(11)             --
Other income (expense)...........           --                  210               117                                 327
                                        ------             --------           -------          -------           --------
Income (loss) before income
  taxes..........................         (992)             (14,771)           (1,314)          (2,005)           (18,090)
Income tax (expense) benefit.....           --                   --                --               --                 --
                                        ------             --------           -------          -------           --------
Net income (loss) before
  extraordinary item.............         (992)             (14,771)           (1,314)          (2,005)           (18,090)
Preferred stock dividends........        2,793(9)            (6,504)               --               --             (6,504)
                                        ------             --------           -------          -------           --------
Net income (loss) before
  extraordinary item attributable
  to common stockholders.........        1,801              (21,275)           (1,314)          (2,005)           (24,594)
                                        ======             ========           =======          =======           ========

     See accompanying notes to the unaudited pro forma statement of operations.

            NOTES TO THE UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                     FOR THE SIX MONTHS ENDED JUNE 30, 1999
                                 (IN THOUSANDS)

(1) The pro forma financial results exclude the effects of estimated cost savings which management believes will result from the integration of our completed and pending acquisitions.

(2) Reflects historical revenues and expenses of stations acquired by us in the first six months of 1999 for the period from January 1, 1999 through the date the stations were acquired by us.

(3) Reflects the historical revenues and expenses of stations acquired by us after June 30, 1999 for the period from January 1, 1999 through June 30, 1999.

(4) Adjustments reflect (i) the change in depreciation and amortization expense resulting from conforming the estimated useful lives of our completed and pending acquisitions' assets to our policies and (ii) the additional depreciation and amortization expense resulting from the allocation of the purchase price to the estimated fair market value of the assets acquired. On a pro forma basis, depreciation expense is $5,212 and amortization expense is $16.815 after giving effect to the completed and pending acquisitions. Depreciation expense has been calculated on a straight-line basis using a weighted average life of seven years for property and equipment. Goodwill and other intangible assets' amortization has been calculated on a straight-line basis over 25 years. Non-compete agreements are being amortized over the lives of the agreements which range from one to three years.

    We allocate the purchase prices of the acquired stations based on evaluations of the assets acquired and the liabilities assumed. We believe that the excess of cost over the fair value of tangible net assets of an acquired radio station almost exclusively relates to the value of the FCC broadcasting license and goodwill. We believe that the purchase price allocation method described above is consistent with general practice in the radio broadcasting industry.

(5) Adjustment to reflect increased interest expense resulting from:

Six months of interest on the $114,450 indebtedness under
  the old credit facility at 8.5%...........................  $  4,570
Six Month of interest on our senior subordinated notes at
10.375%.....................................................     8,300
Six months of amortization of $3,102 in transaction costs
  associated with the old credit facility over eight
  years.....................................................       194
Six months of amortization of $6,689 in debt issue costs
  associated with our senior subordinated notes over ten
  years.....................................................       334
                                                              --------
     Total interest expense.................................    13,398
     Less: historical interest recorded by us and the
      businesses acquired in connection with our completed
      acquisitions..........................................   (13,176)
                                                              --------
     Net adjustment.........................................  $    222
                                                              ========

(6) Adjustments to reduce historical interest income to reflect the effects of our completed and pending acquisitions as of January 1, 1999.

(7) Adjustment to reflect additional accretion related to Series A preferred stock dividend as if the Series A preferred stock were outstanding for the full period from January 1, 1998 to June 30, 1999.

Accretion of Series A preferred stock dividend (compounded
  quarterly at 13.75%)......................................  $ 9,297
Less:  historical dividends recorded by us..................   (9,297)
                                                              -------
Net adjustment..............................................  $     0
                                                              =======

(8) Adjustment to reflect increased interest expense resulting from:

    Sources of funds:
      Amount financed by the new credit facility ($125,000 to
        Cumulus net of fees of $4,000)........................           $121,000
      Class A common stock offered ($268,116 to Cumulus net of
        fees of $14,656).......................................           253,460
                                                                         --------
        Total..................................................          $374,460
                                                                         ========
    Uses of funds:
      Repayment of the old credit facility.....................          $107,537
      Redemption of Series A preferred stock:
        Redemption of original liquidation preference (35% of
        $125,000)............................................  $43,750
        Redemption premium (13.75% of redeemed amount).......    6,016
                                                               -------
        Total payment to Series A preferred stockholders.....              49,766
    Cash on hand.............................................            $217,157
                                                                         --------
          Total..............................................            $374,460
                                                                         ========
    Six months interest on the $125,000 indebtedness under
      the new credit facility at 8.50%.......................               5,312
    Six months interest on our senior subordinated notes at
      10.375%................................................               8,300
    Six Months amortization of $7,102 in deferred transaction
      costs associated with the old and new credit facilities
      over eight years.......................................                 444
    Six Months amortization of $6,689 in debt issue costs
      associated with our senior subordinated notes over ten
      years..................................................                 334
                                                                         --------
          Total interest expense.............................              14,390
          Less: interest expense recorded pro forma as adjusted
            for our completed acquisitions....................            (13,398)
                                                                         --------
          Net adjustment......................................           $    992
                                                                         ========

(9) Adjustment to reflect the redemption of Series A preferred stock, on a pro forma basis, as if the redemption had occurred as of January 1, 1998:

    Original Series A preferred stock.......................  $125,000
    Less: redemption of original liquidation preference.....   (43,750)
                                                              --------
    Pro forma Series A preferred stock balance as of
    January 1, 1998.........................................    81,250
    Annual dividend on Series A preferred stock at 13.75%
      compounded quarterly..................................    11,761
                                                              --------
    Pro forma Series A preferred stock balance as of
    December 31, 1998.......................................    93,011
    Six Months dividend on $93,011 Series A preferred stock
    at 13.75%...............................................                (6,504)

  Less: pro forma dividend as adjusted for the 1999
     subsequent acquisitions................................                (9,297)
                                                                          --------
  Net adjustment............................................              $  2,793
                                                                          ========

(10) Adjustment to reflect the elimination of $1,216 of interest expense recorded by sellers related to debt which was not assumed by Cumulus.
                         ------------------------------------------------

(11) Adjustment recorded to eliminate the non-recurring gain on the sale of assets recorded by Centroplex Communications Inc.

     Sources of funds:
       Class A common stock offered ($99,000 to Cumulus net
                                     -------
       of fees of $6,200)...................................  $ 92,800
       Escrow funds.........................................     3,736
                                                              --------
         Total..............................................  $ 96,536
                                                              ========
       Uses of funds:
         Purchase price of the pending acquisitions.........  $180,595
           Decrease in cash on hand.........................   (84,059)
                                                              --------
           Total............................................  $ 96,536
                                                              ========

     The floating interest rate used to calculate pro forma interest expense on the new credit facility is eight and one quarter percent (8.25%). The rate on the new credit facility is based on our estimates, considering current market conditions for similar securities. A one-eighth of one percent (0.125%) change in the interest rate on our new credit facility results in a $39 increase or decrease in the pro forma interest expense for the twelve months ended March 31, 1999.

     Upon the consummation of the Series A Preferred Stock Redemption on October 1, 1999, we will record a redemption premium of $6,016 on the redemption of $43,750 Series A preferred stock in the fourth quarter of 1999.
                                 -----------------------------

                               CUMULUS MEDIA INC.

                       UNAUDITED PRO FORMA BALANCE SHEET
                              AS OF JUNE 30, 1999
                                 (IN THOUSANDS)

                                                                                             (A)+(B)+(C)=(D)
                                                         (B)                 (C)              PRO FORMA AS
                                                      PRO FORMA           PRO FORMA         ADJUSTED FOR THE
                                                   ADJUSTMENTS FOR       ADJUSTMENTS      COMPLETED OFFERINGS,
                                        (A)         THE COMPLETED       FOR THE 1999       THE CREDIT FACILITY
                                      CUMULUS     OFFERINGS AND THE      SUBSEQUENT           AND THE 1999
                                     HISTORICAL   CREDIT FACILITY(1)   ACQUISITIONS(2)   SUBSEQUENT ACQUISITIONS
                                     ----------   ------------------   ---------------   -----------------------
ASSETS:
Current assets:
Cash and cash equivalents..........   $  9,086        $ 217,157           $(66,050)             $160,193
Accounts receivable................     41,508               --                 --                41,508
Prepaid expenses and other current
  assets...........................      5,723               --                 --                 5,723
                                      --------        ---------           --------              --------
    Total current assets...........     56,317          217,157            (66,050)              207,424
Property and equipment, net........     49,228               --              6,605                55,833
Intangible assets, net.............    431,113               --             59,445               490,558
Other assets.......................     15,808            4,000                 --                19,808
                                      --------        ---------           --------              --------
    Total assets...................   $552,466        $ 221,157           $     --              $773,623
                                      ========        =========           ========              ========
LIABILITIES AND STOCKHOLDERS'
  EQUITY:
Current liabilities:
Accounts payable and other
  liabilities......................   $ 21,152        $      --           $     --              $ 21,152
Current portion of long-term
  debt.............................      1,020               --                 --                 1,020
                                      --------        ---------           --------              --------
    Total current liabilities......     22,172               --                 --                22,172
Long-term debt:
  Old credit facility..............    107,537         (107,537)                --                    --
  New credit facility..............                     125,000                                  125,000
  Senior subordinated notes........    160,000               --                 --               160,000
  Other............................         --               --                 --                    --
Other long-term liabilities:
Deferred tax liability.............     15,074               --                 --                15,074
Other long-term liabilities........      2,244               --                 --                 2,244
                                      --------        ---------           --------              --------
    Total liabilities..............    307,027           17,463                 --               324,490
                                      --------        ---------           --------              --------
Preferred stock subject to
  mandatory redemption.............    143,038          (43,750)                --                99,288
                                      --------        ---------           --------              --------
Stockholders' equity:
  Class A common stock.............         87              111                 --                   198
  Class B common stock.............         87               --                 --                    87
  Class C common stock.............         24               --                 --                    24
  Additional paid in capital.......    132,913          268,004                 --               400,917
                                                        (14,655)                                 (14,655)
                                                         (6,016)                                  (6,016)
                                                             --                                       --
Accumulated other comprehensive
  income...........................          5               --                 --                     5
Retained earnings (deficit)........    (30,715)              --                 --               (30,715)
                                      --------        ---------           --------              --------
    Total stockholders' equity.....    102,401          247,444                 --               349,845
                                      --------        ---------           --------              --------
    Total liabilities and
      stockholders' equity.........   $552,466        $ 221,157           $     --              $773,623
                                      ========        =========           ========              ========


                                             (E)                 (F)
                                          PRO FORMA           PRO FORMA
                                         ADJUSTMENTS         ADJUSTMENTS     (E)+(F)=(G)
                                           FOR THE         FOR THE PENDING    PRO FORMA
                                     CURRENT OFFERING(3)   ACQUISITIONS(4)    COMBINED
                                     -------------------   ---------------   -----------
ASSETS:
Current assets:
Cash and cash equivalents..........        $92,800            $(176,859)      $ 76,134
Accounts receivable................             --                   --         41,508
Prepaid expenses and other current
  assets...........................             --                   --          5,723
                                           -------            ---------       --------
    Total current assets...........         92,800             (176,859)       123,365
Property and equipment, net........             --               18,060         73,893
Intangible assets, net.............             --              169,902        660,460
Other assets.......................             --               (3,736)        16,072
                                           -------            ---------       --------
    Total assets...................        $92,800            $   7,367       $873,790
                                           =======            =========       ========
LIABILITIES AND STOCKHOLDERS'
  EQUITY:
Current liabilities:
Accounts payable and other
  liabilities......................        $    --            $      --       $ 21,152
Current portion of long-term
  debt.............................             --                   --          1,020
                                           -------            ---------       --------
    Total current liabilities......             --                   --         22,172
Long-term debt:
  Old credit facility..............             --                   --             --
  New credit facility..............             --                   --        125,000
  Senior subordinated notes........             --                   --        160,000
  Other............................             --                   --             --
Other long-term liabilities:
Deferred tax liability.............             --                7,367         22,441
Other long-term liabilities........             --                   --          2,244
                                           -------            ---------       --------
    Total liabilities..............             --                7,367        331,857
                                           -------            ---------       --------
Preferred stock subject to
  mandatory redemption.............             --                   --         99,288
                                           -------            ---------       --------
Stockholders' equity:
  Class A common stock.............             30                   --            238
  Class B common stock.............             40                   --             77
  Class C common stock.............            (10)                  --             24
  Additional paid in capital.......         98,970                   --        473,016
                                            (6,200)
Accumulated other comprehensive
  income...........................             --                   --              5
Retained earnings (deficit)........             --                   --        (30,715)
                                           -------            ---------       --------
    Total stockholders' equity.....         92,800                   --        442,645
                                           -------            ---------       --------
    Total liabilities and
      stockholders' equity.........        $92,800            $   7,367       $873,790
                                           =======            =========       ========

        See accompanying notes to the unaudited pro forma balance sheet.

                 NOTES TO THE UNAUDITED PRO FORMA BALANCE SHEET
                              AS OF JUNE 30, 1999
                                 (IN THOUSANDS)

     (1) To reflect: (i) the net proceeds of July offering to Cumulus of $268,115, net of $14,656 in issuance costs; (ii) the redemption of 35% of the original liquidation preference of the Series A preferred stock in the amount of $43,750 plus a 13.75% redemption premium on the redeemed preferred stock in the amount of $6,016; (iii) borrowings of $125,000 under the new credit facility; and (iv) a net repayment of $107,537 of our old credit facility. Remaining proceeds of this offering and borrowings under our new credit facility will be used to fund the completion of our pending acquisitions.

Sources of funds:
Amount financed by the new credit facility
  ($125,000 to Cumulus net of fees of $4,000)...              $121,000
Class A common stock offered ($268,115 to
  Cumulus net of fees of $14,656)...............               253,460
                                                              --------
          Total.................................              $374,460
                                                              ========
Uses of funds:
Repayment of the old credit facility............              $107,537
Redemption of Series A preferred stock:
  Redemption of original liquidation preference
     (35% of $125,000)..........................  $  43,750
  Redemption premium (13.75% of redeemed
     amount)....................................      6,016
                                                  ---------
Total payment to Series A preferred
  stockholders..................................                49,766
  Cash on hand..................................              $217,157
                                                              --------
          Total.................................              $374,460
                                                              ========

     (2) To record the allocation of the $68,200 purchase price paid for transactions consummated subsequent to June 30, 1999. The pro forma allocation of the purchase price of the 1999 subsequent acquisitions is as follows:

Property and equipment..........................  $   6,605
Intangible assets, principally broadcast
  licenses......................................     59,445
                                                  ---------
                                                  $  66,050
                                                  =========

     (3) To reflect: (i) the net proceeds of Current offering to Cumulus of $99,000, net of $6,200 in issuance costs

Sources of funds from Completed Offering and the Credit
Facility:
  Class A common stock offered ($99,000 to Cumulus net of
     fees of $6,200)......................................  $ 92,800
  Escrow funds............................................     3,736
                                                            --------
          Total...........................................  $ 96,536
                                                            ========
Uses of funds:
  Purchase price of the pending acquisitions..............  $180,595
  Decrease in cash on hand................................   (84,059)
                                                            ========
          Total...........................................  $ 96,536
                                                            ========

     (4) To record the allocation of the $180,595 in purchase price to be paid for the pending acquisitions and the recording of the related deferred income taxes of $7,367. To record the use of cash of $176,859, and escrow funds of $3,736 to complete the pending acquisitions. The pro forma allocation of the purchase price of the pending acquisitions is as follows:

Property and equipment..........................  $  18,060
Intangible assets, principally broadcast
  licenses......................................    169,902
Deferred taxes..................................     (7,367)
                                                  ---------
                                                  $ 180,595
                                                  =========

                       SELECTED HISTORICAL FINANCIAL DATA

     The following sets forth our historical financial data for the period from inception on May 22, 1997 to December 31, 1997, for the year ended December 31, 1998 and for the six months ended June 30, 1998 and 1999. The historical financial data are derived from, and should be read in connection with, our audited and unaudited consolidated financial statements incorporated by reference in this prospectus. See also "Risk Factors -- Substantial Leverage," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements incorporated by reference in this prospectus.

                                            PERIOD FROM
                                            INCEPTION ON
                                              MAY 22,                               SIX MONTHS
                                             1997(1) TO      YEAR ENDED           ENDED JUNE 30,
                                            DECEMBER 31,    DECEMBER 31,    --------------------------
                                                1997            1998           1998           1999
                                            ------------    ------------    -----------    -----------
                                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Net revenues..............................    $ 9,163        $  98,787       $  34,482      $ 77,715
Station operating expenses excluding
  depreciation and amortization...........      7,147           72,154          27,275        59,126
Depreciation and amortization.............      1,671           19,584           6,901        16,341
Corporate general and administrative
  expenses................................      1,276            5,607           2,231         3,410
Non-cash stock compensation expense.......      1,689               --              --            --
                                              -------        ---------       ---------      --------
Operating income (loss)...................     (2,620)           1,442          (2,025)       (1,162)
Net interest expense......................        837           13,178           3,894        12,272
Net income (loss) before extraordinary
  item....................................     (3,578)         (11,864)         (5,942)      (13,436)
Extraordinary loss on early retirement of
  debt....................................         --           (1,837)         (1,837)           --
Net income (loss).........................     (3,578)         (13,701)         (7,779)      (13,436)
Preferred stock dividends.................        274           13,591           1,926         9,297
Net income (loss) attributable to common
  stockholders............................     (3,852)         (27,292)         (9,705)      (22,733)
Basic and diluted earnings (loss) per
  common share............................       (.31)           (1.70)           (.78)        (1.15)
OTHER FINANCIAL DATA:
Broadcast cash flow(2)....................    $ 2,016        $  26,633       $   7,107      $ 18,589
Broadcast cash flow margin(2).............       22.0%            27.0%           20.7%         23.9%
EBITDA(2).................................    $   740        $  21,026       $   4,876      $ 15,179
Net cash used in operating activities.....      1,887            4,653          13,767        14,289
Net cash used in investing activities.....     95,100          351,025         113,576        47,299
Net cash provided by financing
  activities..............................     98,560          378,990         127,637        45,789

                                                            DECEMBER 31, 1999
                                                           --------------------        AS OF
                                                             1997        1998      JUNE 30, 1999
                                                           --------    --------    -------------
                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
Total assets.............................................  $110,441    $517,631      $552,466
Long-term debt, including current portion................    42,801     222,767       268,557
Preferred stock subject to mandatory redemption..........    13,426     133,741       143,038
Total stockholders' equity...............................    49,976     125,135       102,401

------------
(1) We were incorporated on May 22, 1997. Between the date of formation of Cumulus Media LLC, which was April 18, 1997, and May 22, 1997, Cumulus Media LLC undertook certain activities on behalf of us pending its incorporation, including the incurrence of expenses and the funding of escrow deposits for acquisitions. Upon our incorporation, these activities and the related expenses were transferred to us.

(2) Broadcast cash flow consists of operating income (loss) before depreciation and amortization, non-cash stock compensation expense and corporate general and administrative expenses. EBITDA consists of operating income (loss) before depreciation and amortization and non-cash stock compensation expense. EBITDA, as defined by us, may not be comparable to similarly titled measures used by other companies. Although broadcast cash flow and EBITDA are not measures of performance calculated in accordance with GAAP, management believes that they are useful to an investor in evaluating our performance because they are measures widely used in the broadcast industry to evaluate a radio company's operating performance. However, broadcast cash flow and EBITDA should not be considered in isolation or as substitutes for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as a measure of liquidity or profitability.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following information in conjunction with our consolidated financial statements and notes to our consolidated financial statements incorporated by reference in this prospectus. This discussion contains certain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "Risk Factors," in "Business," in this section and elsewhere in this prospectus.

OVERVIEW

     We commenced operations in May 1997. For the period from our inception through June 30, 1999, we purchased or entered into LMAs with a total of 228 stations in 41 U.S. markets and five stations and obtained a license to commence operations on one station in the Caribbean market. The following discussion of our financial condition and results of operations includes the results of these acquisitions and LMAs.

     We currently own and operate 203 stations in 42 U.S. markets and provide sales and marketing services under LMAs (pending FCC approval of acquisition) to 40 stations in 17 U.S. markets. We are the third largest radio broadcasting company in the U.S. based on number of stations and believe we will be the second largest such company following completion of the acquisition of AMFM by Clear Channel. We believe we are the eighth largest radio broadcasting company in the U.S. based on 1998 pro forma net revenues and believe we will be the seventh largest such company following completion of Clear Channel's acquisition of AMFM. We will own and operate a total of 261 radio stations (184 FM and 77
AM) in 48 U.S. markets upon consummation of our pending acquisitions.

ADVERTISING REVENUE AND BROADCAST CASH FLOW

     Our primary source of revenues is the sale of advertising time on our radio stations. Our sales of advertising time are primarily affected by the demand for advertising time from local, regional and national advertisers and the advertising rates charged by our radio stations. Advertising demand and rates are based primarily on a station's ability to attract audiences in the demographic groups targeted by its advertisers, as measured principally by Arbitron on a periodic basis, generally once, twice or four times per year. Because audience ratings in local markets are crucial to a station's financial success, we endeavor to develop strong listener loyalty. We believe that the diversification of formats on our stations helps to insulate them from the effects of changes in the musical tastes of the public with respect to any particular format.

     The number of advertisements that can be broadcast without jeopardizing listening levels and the resulting rating is limited in part by the format of a particular station. Our stations strive to maximize revenue by constantly managing the number of commercials available for sale and adjusting prices based upon local market conditions. In the broadcasting industry, radio stations sometimes utilize trade or barter agreements which exchange advertising time for goods or services such as travel or lodging, instead of for cash. Our use of trade agreements was immaterial during 1997, 1998 and the six months ended June 30, 1999. We will seek to continue to minimize our use of trade agreements.

     Our advertising contracts are generally short-term. We generate most of our revenue from local advertising, which is sold primarily by a station's sales staff. In fiscal 1997, 1998 and the six months ended June 30, 1999, approximately 89.0%, 88.0% and 88%, respectively, of our revenues were from local advertising. To generate national advertising sales, we engage Interep National Radio Sales, Inc., a national representative company.

     Our revenues vary throughout the year. As is typical in the radio broadcasting industry, we expect our first calendar quarter will produce the lowest revenues for the year, and the fourth calendar quarter will generally produce the highest revenues for the year, with the exception of certain of our stations such as those in Salisbury-Ocean City, Maryland and Myrtle Beach, South Carolina, where the stations generally earn higher revenues in the second and third quarters of the year because of the higher seasonal population in those communities. Our operating results in any period may be affected by the incurrence of advertising and promotion expenses that typically do not have an effect on revenue generation until future periods, if at all.

     Our most significant station operating expenses are employee salaries and commissions, programming expenses, advertising and promotional expenditures, technical expenses, and general and administrative expenses. We strive to control these expenses by working closely with local station management.

     The performance of radio station groups, such as ours, is customarily measured by the ability to generate broadcast cash flow. Broadcast cash flow consists of operating income (loss) before depreciation and amortization, non-cash stock compensation expense and corporate general and administrative expenses. EBITDA consists of operating income (loss) before depreciation and amortization and non-cash stock compensation expense. EBITDA, as defined by us, may not be comparable to similarly titled measures used by other companies. Although broadcast cash flow and EBITDA are not measures of performance calculated in accordance with GAAP, management believes that they are useful to an investor in evaluating us because they are measures widely used in the broadcast industry to evaluate a radio company's operating performance. However, broadcast cash flow and EBITDA should not be considered in isolation or as substitutes for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as measures of liquidity or profitability.

RESULTS OF OPERATIONS

  SIX MONTHS ENDED JUNE 30, 1999 COMPARED TO SIX MONTHS ENDED JUNE 30, 1998

     Net Revenues. Net revenues increased $43.2 million, or 125.9%, to $77.7 million for the six months ended June 30, 1999 from $34.5 million for the six months ending June 30, 1998. This increase was primarily attributable to the acquisition of radio stations and revenue generated from LMAs entered into after June 30, 1998, as well as the sale of incremental advertising time, primarily to local advertisers for the stations owned or operated.

     In addition, on a same station basis, net revenues increased $8.3 million or, 21.3%, to $47.2 million for the six months ended June 30, 1999, compared to $38.9 million for the six months ended June 30, 1998. This increase was primarily attributable to growth in the sale of commercial time to local and national advertisers.

     Station Operating Expenses excluding Depreciation & Amortization.   Station
operating expenses, excluding depreciation and amortization, increased $31.8 million, or 116.8%, to $59.1 million for the six months ended June 30, 1999 from $27.3 million for the six months ended June 30, 1998. The increase was attributable primarily to the acquisition of radio stations and expenses incurred from LMAs entered into after June 30, 1998.

     In addition, on a same station basis, station operating expenses excluding depreciation and amortization, increased $2.7 million, or 8.6%, to $34.9 million for the six months ended June 30, 1999, from $32.2 million for the six months ended June 30, 1998. This increase was attributable primarily to the growth in the sale of commercial time to local, regional and national advertisers in addition to investments in our programming and sales functions at the station level.

     Depreciation and Amortization. Depreciation and amortization increased $9.4 million, or 136.2%, to $16.3 million for the six months ended June 30, 1999 from $6.9 million for the six months ended June 30, 1998 primarily due to the impact of various acquisitions consummated after June 30, 1998.

     Corporate General and Administrative Expenses. Corporate general and administrative expenses increased $1.2 million, or 54.5%, to $3.4 million for the six months ended June 30, 1999 from $2.2 million for the six months ended June 30, 1998. This increase is due to the investment in additional corporate resources to manage our growing radio station portfolio in an effective manner.

     Other Expense (Income). December 31, 1998 Interest expense, net of interest income, increased $8.4 million, or 215.4%, from $3.9 million during the six months ended June 30, 1998 to $12.3 million for the six months ended June 30, 1999 primarily due to (1) additional borrowings under our old credit facility to finance acquisitions and (2) the issuance of our senior subordinated notes on July 1, 1998.

     Net Income (Loss) Attributable to Common Stock. As a result of the factors described above and the accrual of dividends on the our issued and outstanding Series A preferred stock, net loss attributable to common stock increased $13.0 million, or 134.0%, to $22.7 million for the six months ended June 30, 1999 from $9.7 million for the six months ended June 30, 1998.

     Broadcast Cash Flow. As a result of the factors described above, broadcast cash flow increased $11.5 million, or 162.0%, to $18.6 million for the six months ended June 30, 1999 from $7.1 million for the six months ended June 30, 1998. The broadcast cash flow margin was 23.9% for the six months ended June 30, 1999 compared with 20.7% for the six months ended June 30, 1998.

     EBITDA. As a result of the factors described above, EBITDA increased $10.3 million, or 210.2%, to $15.2 million for the six months ended June 30, 1999 from $4.9 million for the six month period ended June 30, 1998.

  YEAR ENDED DECEMBER 31, 1998 VERSUS THE PERIOD FROM INCEPTION ON MAY 22, 1997 TO DECEMBER 31, 1997

     The growth in net revenues from $9.2 million in 1997 to $98.8 million in 1998 and the growth in station operating expenses, excluding depreciation and amortization from $7.1 million in 1997 to $72.2 million in 1998 was primarily attributable to two factors: (1) we commenced operations on May 22, 1997, and only began acquiring radio stations during the second half of 1997; and (2) there were additional revenues, station operating expenses excluding depreciation and amortization, and depreciation and amortization expenses associated with the radio properties acquired during 1998.

     The tangible and intangible assets associated with the above mentioned radio station acquisitions account for the majority of the increase in historical depreciation and amortization from $1.7 million in 1997 to $19.6 million in 1998. The increase in corporate general and administrative expenses from $1.3 million in 1997 to $5.6 million in 1998 was directly attributable in part to the investment in additional corporate resources to effectively manage growth and our growing radio station portfolio. In addition, the increases in depreciation and amortization and corporate general and administrative expenses also reflect the effect of a full year of operations in 1998 as compared to a partial year of operations in 1997.

     The increase in net interest expense from $0.8 million in 1997 to $13.2 million in 1998 was primarily attributable to (1) additional borrowings under our term loan facilities to finance acquisitions, (2) the issuance of our senior subordinated notes on July 1, 1998 and the resulting greater average outstanding long term debt levels and (3) the incurrence of interest expense for a full year.

     Preferred stock dividends increased $13.3 million as a result of the issuance of our Series A preferred stock on July 1, 1998. Additionally, on September 30, 1998, we recorded a one-time charge of $2.9 million associated with the accelerated accretion of discount on our 12% Class A Cumulative Preferred Stock that was exchanged for the Series A preferred stock.

     On March 2, 1998, we recorded an extraordinary loss of $1.8 million related to the write-off of previously capitalized debt issuance costs related to our old credit facility. For 1998 the net loss attributable to common stockholders (including an extraordinary loss of $1.8 million and the one-time charge of $2.9 million) was $27.3 million. The growth in broadcast cash flow from $2.0 million in 1997 to $26.6 million in 1998 was primarily attributable to the growth in net revenues, partially offset by the growth in station operating expenses, excluding depreciation and amortization as described above.

LIQUIDITY AND CAPITAL RESOURCES

     Our principal need for funds has been to fund the acquisition of radio stations and to a lesser extent, working capital needs, capital expenditures and interest and debt service payments. Our principal sources of funds for these requirements have been cash flow from financing activities, such as the proceeds from the offering of our debt and equity securities, and borrowings under credit agreements. Our principal need for funds in the future are expected to include the need to fund future acquisitions, interest and debt service payments, working capital needs and capital expenditures. We believe that availability under our credit facility, cash generated from operations and proceeds from this offering will be sufficient to meet our capital needs.

     For the six months ended June 30, 1999, net cash used in operations increased $0.5 million to $14.3 million from net cash used in operations of $13.8 million for the six months ended June 30, 1998. This increase was due primarily to the investment in working capital and other current assets made in connection with acquisitions completed during fiscal 1998.

     For the six months ended June 30, 1999, net cash used in investing activities decreased $66.3 million to $47.3 million from $113.6 million for the six months ended June 30, 1998. This decrease was due primarily to lower acquisition activity during fiscal 1998.

     For the six months ended June 30, 1999, net cash provided from financing activities decreased $81.9 million to $45.8 million compared to $127.7 million during the six months ended June 30, 1998. The level of financing activity during the six months ended June 30, 1998 was the result of borrowings under our old credit facility as well as capital contributions from Cumulus Media, LLC, our immediate parent prior to the consummation of our initial public offerings.

     On July 27, 1999, we completed a public offering of 9,664,000 shares of our Class A common stock for $22.919 per share, after underwriter's discounts and commissions. The net proceeds of the offering were approximately $221.5 million. We used the net proceeds from the offering to redeem a portion of our Series A preferred stock, repay the principal amount of indebtedness outstanding under our old credit facility and fund the completion of a portion of our pending acquisitions. We sold an additional 1,449,600 shares of our Class A common stock as a result of the exercise of underwriters' overallotment option, for $22.919 per share, resulting in $33.2 million additional net proceeds to Cumulus.

     Historical Acquisitions. During the year ended December 31, 1998, we completed 48 acquisitions across 33 markets having an aggregate purchase price of $344.0 million. During the six months ended June 30, 1999, we completed 13 acquisitions across eight markets having an aggregate purchase price of $42.8 million. Additional acquisitions have been subsequently completed in 1999 in three markets for an aggregate purchase price of $70.0 million. The sources of funds for these acquisitions were primarily the proceeds of our credit facilities and our debt and equity offerings.

     Pending Acquisitions. The aggregate purchase price of our pending acquisitions is expected to be approximately $180.6 million, consisting almost entirely of cash. We intend to finance the completion of our pending acquisitions with the proceeds from this offering and cash on hand.

     We expect to consummate most of our pending acquisitions prior to June 30, 2000, although we cannot assure you that the transactions will be consummated within that time frame, or at all.

     Sources of Liquidity. We financed our acquisitions primarily through private equity financings, proceeds from our debt and equity offerings consummated in July 1998 and July 1999 and borrowings under our credit facilities.

     Our credit facility with Lehman Brothers Inc. as arranger, Barclays Capital, as syndication agent and Lehman Brothers Commercial Paper Inc., as administrative agent, consists of a seven-year revolving credit facility of $50.0 million, a revolving credit facility of $50.0 million that will convert into a seven-year term loan 364 days after closing, an eight-year term loan facility of $75.0 million and an eight and one-half year term loan facility of $50.0 million. The amount available under the seven-year revolving credit facility will be automatically reduced by 5% of the initial aggregate principal amount in each of the third and forth years following closing, 10% of the initial aggregate principal amount in the fifth year following the closing, 20% of the initial aggregate principal amount in the sixth year following the closing and the remaining 60% of the initial aggregate principal amount in the seventh year following the closing. See "Description of Certain Indebtedness."

     We have issued $160.0 million in aggregate principal amount of our senior subordinated notes which have a maturity date of July 1, 2008. The senior subordinated notes are our general unsecured obligations and are subordinated in right of payment to all our existing and future senior debt (including obligations under our credit facility). Interest on the senior subordinated notes is payable semi-annually in arrears.

     We issued $125.0 million of our Series A preferred stock in our initial public offerings on July 1, 1998. The holders of the Series A preferred stock are entitled to receive cumulative dividends at an annual rate equal to 13 3/4% of the liquidation preference per share of Series A preferred stock, payable quarterly, in arrears. On or before July 1, 2003, we may, at our option, pay dividends in cash or in additional fully paid and non-assessable shares of Series A preferred stock. From July 1, 1998 until June 30, 1999, we issued an additional $18.1 million of shares of Series A preferred stock as dividends on the Series A preferred stock. After July 1, 2003, dividends may only be paid in cash. To date, all of the dividends on the Series A preferred stock have been paid in shares.

     The shares of Series A preferred stock are subject to mandatory redemption on July 1, 2009 at a price equal to 100% of the liquidation preference plus any and all accrued and unpaid cumulative dividends. On October 1, 1999 we used $51.3 million of the proceeds of our July 1999 offering of our Class A common stock to redeem a portion of our Series A preferred stock, including redemption premium and accrued and unpaid dividends as of the redemption date.

     The indenture and the certificate of designation limit the amount we may borrow without regard to the other limitations on incurrence of indebtedness contained therein under credit facilities to $150.0 million. As of June 30, 1999, we would be permitted, by the terms of the indenture and the certificate of designation, to incur $35.5 million of additional indebtedness under the old credit facility without regard to the debt ratios included in our indenture.

RECENT ACCOUNTING PRONOUNCEMENTS

     As of January 1, 1998, we adopted Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income." Statement 130 establishes standards for the reporting and display of comprehensive income and its components. Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from nonowner sources, which are excluded from net income. Statement 130 requires unrealized gains or losses on foreign currency translation adjustments, which prior to adoption were reported separately in stockholders' equity, to be included in comprehensive income. The adoption of this Statement had no impact on our consolidated net income or stockholders' equity.

     As of January 1, 1998, we adopted Statement of Financial Accounting Standards No. 131 "Disclosures about Segments of an Enterprise and Related Information." Statement 131 establishes new guidelines for identifying and reporting information about an entity's operating segments. This standard requires that management identify operating segments based upon the way management disaggregates the enterprise for making internal operating decisions. For the twelve months ending December 31, 1998, our management has maintained only one operating segment, radio broadcasting. Accordingly, our management does not believe that this statement has an impact on our consolidated financial statements.

     In June 1998, the Financial Accounting Standards Board issued Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities." Statement 133 standardizes the accounting for derivative instruments by requiring that an entity recognize those items as assets or liabilities in the statement of financial position and measure them at fair value. We have not engaged in any derivative or hedging transactions. As a result, we do not anticipate that the adoption of this new Statement will have a significant effect on our consolidated earnings or financial position. Statement 133, as modified, is required to be adopted in years beginning after June 15, 2000.

     In April 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued SOP 98-5, "Accounting for the Costs of Start-Up Activities." SOP 98-5, effective for 1999, requires organization costs to be expensed as incurred. Our adoption of SOP 98-5 in the first quarter of 1999 will result in the write-off of $0.4 million in the year ending December 31, 1999, representing the balance of capitalized organization costs at December 31, 1998.

INFLATION

     We do not believe that inflation has a significant effect on our operations.

YEAR 2000 RISK

     The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of our computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could cause a system failure or miscalculation in our broadcast and corporate locations which could cause disruptions of operations, including, among other things, a temporary inability to produce broadcast signals, process financial transactions, or engage in similar normal business activities.

     Based on three separate system evaluations, the most recent of which was completed in early October 1999, as well as ongoing, on-site inventories, we determined that we will be required to modify or replace portions of our software and certain hardware so that those systems will properly utilize dates beyond December 31, 1999. We presently believe that with modifications or replacements of existing software and certain hardware, the year 2000 issue can be mitigated. If such modifications and replacements are not made, or are not completed in time, the year 2000 issue could have a material impact on our business, results of operations or financial condition.

     Our plan to resolve the year 2000 issue has involved the identification and assessment of the existing problem, developing a plan of remediation, as well as a testing and implementation plan. To date, we have completed the identification and assessment process, and are substantially completed with our implementation plan, with the following significant financial and operational components identified as being affected by the year 2000 issue:

     - Computer hardware running critical financial and operational software that is not capable of recognizing a four-digit code for the applicable year.

     - Our advertising inventory management software responsible for managing, scheduling and billing customer's broadcast advertising purchases.

     - Broadcast studio equipment and software necessary to deliver radio programming.

     - Corporate financial accounting and information system software.

     - Significant non-technical systems and equipment that may contain microcontrollers which are not year 2000 compliant are being identified and addressed if deemed critical.

     We have instituted the following remediation plan to address the year 2000 issues:

     - A computer hardware replacement plan for computers running essential broadcast, operational and financial software applications with year 2000 compatible computers has been instituted. As of October 25, 1999, 100% of all essential computers related to broadcast or studio equipment are year 2000 compliant. Also, 100% of all essential financial based computers are year 2000 compliant.

     - Software upgrades or replacement of advertising inventory management software which is year 2000 compliant have been completed as of October 30, 1999. We have received assurances from our software vendors that supply our advertising inventory management software that this software is year 2000 compliant with a few minor exceptions. As of October 25, 1999 all of the broadcast properties we operate have year 2000 compliant advertising inventory management software with the exception of the Caribbean, which is scheduled to have a compliant inventory management system selected, installed and tested by November 15, 1999.

     We have received assurances from our software vendors that supply broadcasting digital automation systems that the software used by us is currently compliant or has upgrades currently available that are compliant. Broadcast software and studio equipment are considered to be 100% compliant as of October 25,

1999, with the exception of eight of our markets discussed below. Financial accounting software for the broadcast segment has been replaced and is year 2000 compliant.

     While we believe our efforts will provide reasonable assurance that material disruptions will not occur due to internal failure, the possibility of interruption still exists. We are currently querying other significant vendors that do not share information systems with us (external agents). To date, we are not aware of any external agent with a year 2000 issue that would materially impact our business, results of operations or financial condition. However, we have no means of ensuring that external agents will be year 2000 ready. The inability of external agents to complete their year 2000 resolution process in a timely fashion could materially impact our business, results of operations or financial condition. The effect of non-compliance by external agents is not determinable.

     In the ordinary course of business, we have acquired or plan to acquire the necessary year 2000 compliant hardware and software. These purchases are part of specific operational and financial system enhancements completed during 1998 and early 1999 that were planned without specific regard to the year 2000 issue. These system enhancements resolve many year 2000 problems and have not been delayed or accelerated as a result of any additional efforts addressing the year 2000 issue. Accordingly, these costs have not been included as part of the costs of year 2000 remediation. However, there are several hardware and software expenditures that have been or will be incurred to specifically remediate year 2000 non-compliance. Incremental hardware and software costs that we have attributed to the year 2000 issue are estimated to be less than $2.0 million. Of this cost, approximately 10% will be expensed as modification or upgrade costs with the remaining costs being capitalized as new hardware or software. Sources of funds for these expenditures will be supplied through cash flow generated from operations and/or available borrowings from our credit facility.

     Our accounting policy is to expense costs incurred due to maintenance, modifications or upgrades and to capitalize the cost of new hardware and software. We believe that we have an effective program in place to resolve the year 2000 issue in a timely manner. As noted above, we have not yet completed all necessary phases of the year 2000 program. In the event that we do not complete any additional phases, we could experience disruptions in our operations, including among other things, a temporary inability to produce broadcast signals, process financial transactions, or engage in similar normal business activities. In addition, disruptions in the economy generally resulting from the year 2000 issues could also materially adversely affect our business, results of operations or financial condition. We could be subject to litigation for computer systems failures, equipment shutdowns or failure to properly date business records. The amount of potential liability and lost revenue cannot be reasonably estimated at this time. We have commenced development of contingency plans in the event we do not complete all phases of the year 2000 program prior to December 31, 1999.

                                    BUSINESS

THE COMPANY

     We are a radio broadcasting company focused on acquiring, operating and developing radio stations in mid-size radio markets in the U.S. and currently own and operate 203 stations in 42 U.S. markets. We also provide sales and marketing services under LMAs (pending FCC approval of acquisition) to 40 stations in 17 U.S. markets. We are the third largest radio broadcasting company in the U.S. based on number of stations and believe we will be the second largest such company following completion of the acquisition of AMFM by Clear Channel. We believe we are the eighth largest radio broadcasting company in the U.S. based on 1998 pro forma net revenues and believe we will be the seventh largest such company following completion of Clear Channel's acquisition of AMFM. We will own and operate a total of 261 radio stations (184 FM and 77 AM) in 48 U.S. markets upon consummation of our pending acquisitions. According to BIA and the Radio Advertising Bureau, we have assembled market-leading groups or clusters of radio stations which rank first or second in terms of revenue share and/or audience share in substantially all of our markets. On an historical basis, for the six months ended June 30, 1999, we had net revenues of $77.7 million and broadcast cash flow of $18.6 million. After giving pro forma effect to the transactions described in the unaudited pro forma financial statements, we would have had net revenues of $96.1 million and broadcast cash flow of $22.1 million for the six months ended June 30, 1999.

     Relative to the 100 largest markets in the U.S., we believe that the mid-size markets represent attractive operating environments and generally are characterized by:

     - a greater use of radio advertising as evidenced by the greater percentage of total media revenues captured by radio than the national average;

     - rising advertising revenues as the larger national and regional retailers expand into these markets;

     - small independent operators, many of whom lack the capital to produce high quality locally-originated programming and/or to employ more sophisticated research, marketing, management and sales techniques; and

     - lower overall susceptibility to economic downturns.

     We believe that the attractive operating characteristics of mid-size markets, together with the relaxation of radio station ownership limits under the Telecom Act and FCC rules, create significant opportunities for growth from the formation of groups of radio stations within these markets. We believe that mid-size radio markets provide an excellent opportunity to acquire attractive properties at favorable purchase prices due to the size and fragmented nature of ownership in these markets and to the greater attention historically given to the larger markets by radio station acquirors. According to BIA, there are approximately 1,656 FM and 1,035 AM stations in the 177 U.S. radio markets ranked MSA 100-276. These 2,691 stations are owned by approximately 990 different operators. In addition, there are nearly 4,700 stations in unranked markets owned by approximately 2,500 operators.

     To maximize the advertising revenues and broadcast cash flow of our stations, we seek to enhance the quality of radio programs for listeners and the attractiveness of the radio station in a given market. We also increase the amount of locally-originated programming. Within each market, our stations are diversified in terms of format, target audience and geographic location, enabling us to attract larger and broader listener audiences and thereby a wider range of advertisers. This diversification, coupled with our favorable advertising pricing, also has provided us with the ability to compete successfully for advertising revenue against non-traditional competitors such as print media and television.

     We believe that we are in a position to generate revenue growth in excess of historical market rates, increase audience and revenue shares within these markets and, by capitalizing on economies of scale and by competing against other media for incremental advertising revenue, increase our broadcast cash flow growth rates and margins to those levels found in large markets. As we have assembled our portfolio of stations over the past two years, most of our markets are still in the development stage with the potential for substantial growth as we implement our operating strategy.

MANAGEMENT TEAM

     Our senior management team has an aggregate of over 75 years of experience in the media and radio broadcasting industry. To date, our management team has negotiated 98 acquisitions, accounting for all 261 of our stations currently owned or to be acquired upon consummation of our pending acquisitions. Our Executive Chairman and Treasurer, Richard W. Weening, has over 20 years of operating experience as a chief executive officer in media and information companies including significant experience in corporate finance and mergers and acquisitions. Lewis W. Dickey, Jr., our Executive Vice Chairman, has over 15 years of experience in the radio and television broadcasting industry and is a successful owner-operator of radio stations in large and mid-size markets. Mr. Dickey is also a nationally regarded business strategy and marketing consultant to the radio and television broadcasting industry. William M. Bungeroth, our President, has over 20 years of experience in the radio broadcasting industry. Mr. Bungeroth has developed an expertise in increasing revenues at stations under his management. Mr. Bungeroth is also President and Chief Executive Officer of Cumulus Broadcasting Inc. Mr. Bungeroth manages the broadcasting business along with the General Managers of each market, the Director of Programming and the regional Directors of Sales. Our Vice President and Chief Financial Officer, Richard J. Bonick, Jr., has 20 years of experience in the radio broadcasting industry. Mr. Bonick manages the financial reporting and control systems as well as the operational aspects of our broadcasting business.

STATION PORTFOLIO

     Our radio stations are organized into four regions: the Southeast, Midwest, Southwest and Northeast. The listed regions correspond to the geographic location of our markets. We operate each market as a distinct business unit and we do not manage or report our business by region. The following chart sets forth certain information as of October 26, 1999 with respect to our stations in these regions, including stations for which we currently provide programming and sell advertising under LMAs (18 of the pending stations to be acquired are not under LMAs), before and after giving effect to our pending acquisitions:

                                                                                  STATION PORTFOLIO
                                                                          ---------------------------------
                                       MSA        CLUSTER        12+        OWNED      PENDING    PRO FORMA
                                      MARKET    RANKING BY     AUDIENCE   ---------   ---------   ---------
MARKET                                 RANK    REVENUE SHARE    SHARE     FM    AM    FM    AM    FM    AM
------                                ------   -------------   --------   --    --    --    --    --    --
SOUTHEAST REGION
Albany, GA..........................   252           2           36.6%      4     2     1    --     5     2
Augusta, GA.........................   114           1           18.9%      5     3     1    --     6     3
Chattanooga, TN.....................   104           1           30.0%      4     1    --    --     4     1
Columbus, GA........................   169           1           34.6%      4     2     1     1     5     3
Columbus-Starkville, MS.............   247           1             --      --    --     4     3     4     3
Fayetteville, NC....................   126           2           19.2%     --    --     3     1     3     1
Florence, SC........................   198           2           41.8%      6     3     1    --     7     3
Greenville-New Bern-Jacksonville,
  NC................................    81           4             --       2    --    --    --     2    --
Laurel-Hattiesburg, MS..............   208           2           30.6%      2     1     3     1     5     2
Lexington-Fayette, KY...............   106           1           28.4%      4     1    --    --     4     1
Mobile, AL..........................    88           2           26.0%     --    --     4     2     4     2
Montgomery, AL......................   142           1           28.1%      2     2     2     1     4     3
Muscle Shoals, AL...................   240           1             --       2     1     1     1     3     2
Myrtle Beach, SC....................   173           2           20.7%      5     1    --    --     5     1
Pensacola, FL.......................   121           2            8.6%     --    --     1     1     1     1
Salisbury-Ocean City, MD............   150           1           24.7%      6     2    --    --     6     2
Savannah, GA........................   154           2           40.3%      5     2    --    --     5     2
Tallahassee, FL.....................   159           1           38.2%      3     1     1    --     4     1
Tupelo, MS..........................   178           1           22.7%      2     2     1    --     3     2
Wilmington, NC......................   175           2           15.1%      2     1     2    --     4     1

                                                                                  STATION PORTFOLIO
                                                                          ---------------------------------
                                       MSA        CLUSTER        12+        OWNED      PENDING    PRO FORMA
                                      MARKET    RANKING BY     AUDIENCE   ---------   ---------   ---------
MARKET                                 RANK    REVENUE SHARE    SHARE     FM    AM    FM    AM    FM    AM
------                                ------   -------------   --------   --    --    --    --    --    --
MIDWEST REGION
Ann Arbor, MI.......................   145           1            6.3%      2     2    --    --     2     2
Appleton-Oshkosh, WI................   134           3           19.0%      2     2    --    --     2     2
Bismarck, ND........................   265           1           56.7%      3     1     1     2     4     3
Dubuque, IA.........................   220           2           34.7%      4     1    --    --     4     1
Eau Claire, WI......................   231           2           32.8%      4     2    --    --     4     2
Faribault-Owatonna-Waseca, MN.......   n/a           1             --       4     4    --    --     4     4
Green Bay, WI.......................   183           2           24.3%      3    --     1     1     4     1
Kalamazoo, MI.......................   176           1           27.1%      2     1    --    --     2     1
Mankato-New Ulm-St. Peter, MN.......   255           1             --       4     2    --    --     4     2
Marion-Carbondale, IL...............   213           1           28.8%      4     2    --    --     4     2
Mason City, IA......................   269           1             --       5     2    --    --     5     2
Monroe, MI..........................   n/a           1             --       1    --    --    --     1    --
Rochester, MN.......................   229           1             --       2     2    --    --     2     2
Toledo, OH..........................    79           1           28.4%      4     2     1    --     5     2
Topeka, KS..........................   181           2           24.4%      2     2     2    --     4     2
SOUTHWEST REGION
Abilene, TX.........................   221           2           26.8%      4    --    --    --     4    --
Amarillo, TX........................   188           2           25.1%      4     2    --    --     4     2
Beaumont-Port Arthur, TX............   127           2           31.2%      3     2    --    --     3     2
Fayetteville, AR....................   155           2           27.2%      4     2    --    --     4     2
Ft. Smith, AR.......................   171           4           14.7%      2    --     1    --     3    --
Grand Junction, CO..................   251           1           44.0%      3    --     1     1     4     1
Killeen-Temple, TX..................   149           1           18.5%           --     4    --     4    --
Lake Charles, LA....................   205           1           48.8%      3     1    --    --     3     1
McAllen-Brownsville, TX.............    63           3           21.3%     --    --     2    --     2    --
Odessa-Midland, TX..................   174           1           37.8%      4     1    --     1     4     2
Wichita Falls, TX...................   242           2           36.6%      3    --     1    --     4    --
NORTHEAST REGION
Augusta-Waterville, ME..............   250           1           20.5%      5     1     1     1     6     2
Bangor, ME..........................   268           1           30.7%      4     1    --    --     4     1
                                                                          ---   ---   ---   ---   ---   ---
TOTALS..............................                                      143    60    41    17   184    77
                                                                          ===   ===   ===   ===   ===   ===
  NUMBER OF U.S. MARKETS:               48                                        NUMBER OF STATIONS:   261

     We also own and operate five radio stations in various locations throughout the English-speaking Eastern Caribbean including Trinidad, St. Kitts-Nevis, St. Lucia, Montserrat and Antigua-Barbuda, and we have been granted a license for a FM station covering Barbados and Tortola, British Virgin Islands.

ACQUISITION STRATEGY

     In identifying acquisition candidates, we adhere to a specific acquisition strategy. We seek to acquire radio broadcasting stations in diversified, growing mid-size markets because we believe these markets offer substantial growth opportunities for us. We seek to acquire stations which will enable us to create a leading position in ratings and format in their markets. Additionally, we seek capable local management, an FCC license which enables coverage of the entire market, and high quality technical and operating facilities. We target stations that we believe give us the opportunity to significantly increase revenues and broadcast cash flow. In executing this strategy, we focus on markets with:

     - diversified, growing economies that do not depend on any single industry or employer;

     - a regional fit with our overall portfolio concentrations (the Southeast, Midwest, Southwest and Northeast regions of the U.S.);

     - proximity to larger markets that may lead to increased economic expansion into our markets;

     - previously unconsolidated radio stations with fragmented ownership; and

     - the opportunity to assemble a group of stations that have competitive signal coverage and that are diversified in format to provide a broad range of target audiences for advertisers.

     We believe that our acquisition strategy will have a number of benefits, including:

     - growth and diversification of revenue and broadcast cash flow across a greater number of stations and markets;

     - improved broadcast cash flow margins through the consolidation of facilities and the elimination of redundant expenses;

     - enhanced utilization of certain corporate overhead functions including our senior management team;

     - improved leverage in various key vendor negotiations;

     - greater ability to recruit top industry management talent; and

     - increased overall scale, which should facilitate our future capital raising activities.

INTEGRATION OF ACQUIRED BUSINESSES

     Through our 98 completed and pending acquisitions, we have developed an efficient process of integrating newly acquired properties into our overall culture and operating philosophy. To do so, we have developed an integration plan consisting of five key elements:

     - use sophisticated market research to assess and enhance format quality and effectiveness so that we can refine station formats, enrich the listener experience and increase audience and revenue share relative to other stations in the market;

     - make necessary improvements in transmission facilities, audio processing and studio facilities;

     - expand our sales organization through active recruiting and increase its effectiveness through in-depth training, thereby enhancing demand for the station's spot inventory to increase both revenue and margin;

     - add new stations to our intranet communications network and install our centralized networked accounting system and proprietary system for real-time monitoring of station sales and inventory performance by management; and

     - establish revenue and expense budgets consistent with the programming and sales strategy and corresponding cost adjustments.

     From time to time, in compliance with applicable law, we enter into an LMA or a consulting arrangement with a target property prior to FCC final approval and the consummation of the acquisition in order to gain a head start on the integration process.

OPERATING STRATEGY

     Our operating strategy has the following principal components:

     - ASSEMBLE AND DEVELOP LEADING STATION GROUPS. In each market, we acquire leading stations in terms of revenue or audience share as well as under-performing stations which we believe create an opportunity for growth. Each station within the market generally has a different format and an FCC license that provides for full signal coverage in the market area.

     - DEVELOP EACH STATION AS A UNIQUE ENTERPRISE. While stations within a market share common infrastructure in terms of office space, support personnel and certain senior management, each station is developed and marketed as an individual brand with its own identity, programming, programming personnel, inventory of time slots and sales force. We believe that this strategy maximizes the revenues per station and of the group as a whole.

     - USE RESEARCH TO GUIDE PROGRAMMING. We use audience research and music testing to refine each station's programming content to match the preferences of the station's target demographic audience. We also seek to enrich our listeners' experiences by increasing both the quality and quantity of local programming. We believe this strategy maximizes the number of listeners for each station.

     - POSITION STATION GROUPS TO COMPETE WITH PRINT AND TELEVISION. While advertising for each station is sold independently of other stations, the diverse station formats within each market have enabled us to attract a larger and broader listener audience which in turn has attracted a wider range of advertisers. We believe this diversification, coupled with our favorable advertising pricing, has provided us with the ability to compete successfully against not only traditional radio competitors, but also against non-traditional competitors such as print media and television.

     - ORGANIZE MARKETS IN ADVERTISER REGIONS. Our markets are located in four regional concentrations: the Southeast, Midwest, Southwest and Northeast. By assembling market clusters with a regional concentration, we believe that we will be able to increase revenues by offering regional coverage of key demographic groups that were previously unavailable to national and regional advertisers.

     - EMPLOY INTERNET-BASED MANAGEMENT INFORMATION SYSTEMS. We have implemented an Internet-based proprietary software application which enables us to monitor daily sales activity and inventory performance by station and by market compared to their respective budgets. It also enables us to identify any under-performing stations, determine the explanation for the under-performance and take corrective action quickly. In addition, the Internet provides all of our stations with a cost-efficient and rapid medium to exchange ideas and views regarding station operations and ways to increase advertising revenues.

OUR PENDING ACQUISITIONS

     We have entered into definitive purchase agreements to acquire 58 stations in 24 markets for an aggregate purchase price of approximately $180.6 million, assuming a purchase price of $7.0 million for the acquisition of stations from Green Bay Broadcasting Company, Inc. We expect to consummate most of these pending acquisitions by the second quarter of 2000, but we cannot be certain that the transactions will be consummated within that time frame, or at all. For a discussion of certain factors affecting our pending acquisitions, see "Risk Factors -- Risks of Acquisition Strategy." Petitions or informal objections are currently pending against our FCC license assignment applications in the following markets in which we have pending acquisitions: Grand Junction, Colorado; Columbus-Starkville, Mississippi; Topeka, Kansas; Pensacola, Florida; Columbus, Georgia; Augusta, Georgia; and Laurel-Hattiesburg, Mississippi. The FCC has also initiated inquires based upon market concentration concerns into pending acquisitions where no petitions to deny or informal objections against our applications have been filed, and has recently requested that we provide additional information as to the effect of pending acquisitions on competition and diversity in three markets where no petitions or objections had been filed. In addition, the Department of Justice currently has two pending investigations regarding our acquisitions of up to eight stations in two markets. All petitions and objections before the FCC, and all FCC staff inquiries, must be resolved before FCC approval can be obtained and such acquisitions consummated. Other pending or future acquisitions may also be subject to challenges from the FCC, the Department of Justice, competitors or others. We do not expect any such challenges to affect materially any transaction other than those specific pending or future acquisitions subject to such challenges.

     Under the terms of an option agreement with Green Bay Broadcasting, Green Bay Broadcasting has the right to cause us to acquire two stations in Green Bay from Green Bay Broadcasting that we are currently operating under an LMA at any time until November 30, 2003. The purchase price payable upon exercise of the option increases over the term of the option from $5.0 million to $7.0 million. We have an option to purchase the stations from Green Bay Broadcasting for a purchase price of $7.6 million at any time between June 1, 2003 and September 15, 2004.

     We have entered into letters of intent with potential sellers of radio stations, and we are currently a party to nine letters of intent. These arrangements allow us to review such potential sellers' radio stations and propose the terms of a possible purchase agreement. We cannot assure you that any potential transaction under a letter of intent will result in the execution of a definitive purchase agreement, or be consummated.

INDUSTRY OVERVIEW

     The primary source of revenues for radio stations is generated from the sale of advertising time to local and national spot advertisers and national network advertisers. National spot advertisers assist advertisers in placing their advertisements in a specific market. National network advertisers place advertisements on a national network show and such advertisements will air in each market where the network has an affiliate. During the past decade, local advertising revenue as a percentage of total radio advertising revenue in a given market has ranged from approximately 72% to 87%. The growth in total radio advertising revenue tends to be fairly stable. With the exception of 1991, when total radio advertising revenue fell by approximately 3.1% compared to the prior year, advertising revenue has generally risen in each of the past 16 years faster than both inflation and the gross national product.

     According to the Radio Advertising Bureau's Radio Marketing Guide and Fact Book for Advertisers 1998, each week radio reaches approximately 96% of all Americans over the age of 12. More than 60% of all radio listening is done outside the home and car radio reaches four out of five adults each week. The average listener spends approximately three hours and 24 minutes per day listening to radio. The highest portion of radio listenership occurs during the morning, particularly between the time a listener wakes up and the time the listener reaches work. This "morning drive time" period reaches more than 80% of people over 12 years of age, and as a result, radio advertising sold during this period achieves premium advertising rates.

     Radio is considered an efficient, cost-effective means of reaching specifically identified demographic groups. Stations are typically classified by their on-air format, such as country, adult contemporary, oldies and news/talk. A station's format and style of presentation enables it to target specific segments of listeners sharing certain demographic features. By capturing a specific share of a market's radio listening audience, with particular concentration in a targeted demographic, a station is able to market its broadcasting time to advertisers seeking to reach a specific audience. Advertisers and stations use data published by audience measuring services, such as Arbitron, to estimate how many people within particular geographical markets and demographics listen to specific stations.

     The number of advertisements that can be broadcast without jeopardizing listening levels and the resulting ratings are limited in part by the format of a particular station and the local competitive environment. Although the number of advertisements broadcast during a given time period may vary, the total number of advertisements broadcast on a particular station generally does not vary significantly from year to year.

     A station's local sales staff generates the majority of its local and regional advertising sales through direct solicitations of local advertising agencies and businesses. To generate national advertising sales, a station usually will engage a firm that specializes in soliciting radio advertising sales on a national level. National sales representatives obtain advertising principally from advertising agencies located outside the station's market and receive commissions based on the revenue from the advertising they obtain.

ADVERTISING SALES

     Virtually all of our revenue is generated from the sale of local, regional and national advertising for broadcast on our radio stations. Approximately 89% and 88% of our net broadcasting revenue was generated from the sale of local and regional advertising in 1997 and 1998, respectively. Additional broadcasting revenue is generated from the sale of national advertising. The major categories of our advertisers include:

- Automotive   - Telecommunications  - Movies
- Retail       - Fast Food           - Entertainment
- Healthcare   - Beverage            - Services

     Each station's local sales staff solicits advertising either directly from the local advertiser or indirectly through an advertising agency. We employ a tiered commission structure to focus our individual sales staffs on new business development. Consistent with our operating strategy of dedicated sales forces for each of our stations, we have also increased the number of salespeople per station. We believe that we can outperform the traditional growth rates of our markets by (1) expanding our base of advertisers, (2) training newly hired sales people and (3) providing a higher level of service to our existing base. This requires larger sales staffs than most of the stations employ at the time they are acquired by Cumulus. We support our strategy of building local direct accounts by employing personnel in each of our markets to produce custom commercials that respond to the needs of our advertisers. In addition, in-house production provides advertisers greater flexibility in changing their commercial messages with minimal lead time.

     Our national sales are made by Interep National Radio Sales, Inc., a firm specializing in radio advertising sales on the national level, in exchange for a commission that is based on our net revenue from the advertising obtained. Regional sales, which we define as sales in regions surrounding our markets to buyers that advertise in our markets, are generally made by our local sales staff and market managers. Whereas we seek to grow our local sales through larger and more customer-focused sales staffs, we seek to grow our national and regional sales by offering to key national and regional advertisers groups of stations within specific markets and regions that make our stations more attractive. Many of these large accounts have previously been reluctant to advertise in these markets because of the logistics involved in buying advertising from individual stations. Certain of our stations had no national representation before being acquired by us.

     The number of advertisements that can be broadcast without jeopardizing listening levels and the resulting ratings are limited in part by the format of a particular station. We estimate the optimal number of advertisements available for sale depending on the programming format of a particular station. Each of our stations has a general target level of on-air inventory that it makes available for advertising. This target level of inventory for sale may be different at different times of the day but tends to remain stable over time. Our stations strive to maximize revenue by managing their on-air inventory of advertising time and adjusting prices up or down based on supply and demand. We seek to broaden our base of advertisers in each of our markets by providing a wide array of audience demographic segments across our cluster of stations, thereby providing each of our potential advertisers with an effective means of reaching a targeted demographic group. Our selling and pricing activity is based on demand for our radio stations' on-air inventory and, in general, we respond to this demand by varying prices rather than by varying our target inventory level for a particular station. Most changes in revenue are explained by demand-driven pricing changes rather than by changes in the available inventory. Advertising rates charged by radio stations are based primarily on:

     - a station's share of audiences generally, and in the demographic groups targeted by advertisers (as measured by ratings surveys);

     - the supply of and demand for radio advertising time generally and for time targeted at particular demographic groups; and

     - certain additional qualitative factors. Rates are generally highest during morning and afternoon commuting hours.

     A station's listenership is reflected in ratings surveys that estimate the number of listeners tuned to the station and the time they spend listening. Each station's ratings are used by its advertisers and advertising representatives to consider advertising with the station and are used by Cumulus to chart audience growth, set advertising rates and adjust programming. The radio broadcast industry's principal ratings service is Arbitron, which publishes periodic ratings surveys for significant domestic radio markets. These surveys are our primary source of ratings data.

COMPETITION

     The radio broadcasting industry is highly competitive. The success of each of our stations depends largely upon its audience ratings and its share of the overall advertising revenue within its market. Our audience ratings and advertising revenue are subject to change, and any adverse change in a particular market affecting advertising expenditures or an adverse change in the relative market positions of the stations located in a particular market could have a material adverse effect on the revenue of our radio stations located in that market. There can be no assurance that any one or all of our stations will be able to maintain or increase current audience ratings or advertising revenue market share.

     Our stations, including those to be acquired upon completion of the pending acquisitions, compete for listeners and advertising revenues directly with other radio stations within their respective markets, as well as with other advertising media as discussed below. Radio stations compete for listeners primarily on the basis of program content that appeals to a particular demographic group. By building a strong listener base consisting of specific demographic groups in each of our markets, we are able to attract advertisers seeking to reach those listeners. Companies that operate radio stations must be alert to the possibility of another station changing its format to compete directly for listeners and advertisers. Another station's decision to convert to a format similar to that of one of our radio stations in the same geographic area or to launch an aggressive promotional campaign may result in lower ratings and advertising revenue, increased promotion and other expenses and, consequently, lower broadcast cash flow for Cumulus.

     Factors that are material to a radio station's competitive position include management experience, the station's local audience rank in its market, transmitter power and location, assigned frequency, audience characteristics, local program acceptance and the number and characteristics of other radio stations and other advertising media in the market area. We attempt to improve our competitive position in each market by extensively researching and improving our stations' programming, by implementing advertising campaigns aimed at the demographic groups for which our stations program and by managing our sales efforts to attract a larger share of advertising dollars for each station individually. However, we compete with some organizations that have substantially greater financial or other resources than we do.

     Recent changes in federal law and the FCC's rules and policies permit increased ownership and operation of multiple local radio stations. Management believes that radio stations that elect to take advantage of groups of commonly-owned stations or joint arrangements such as LMAs may in certain circumstances have lower operating costs and may be able to offer advertisers more attractive rates and services. Although we currently operate multiple stations in each of our markets and intend to pursue the creation of additional multiple station groups, our competitors in certain markets include operators of multiple stations or operators who already have entered into LMAs. We may also compete with other broadcast groups for the purchase of additional stations. Some of these groups are owned or operated by companies that have substantially greater financial or other resources than we do.

     Although the radio broadcasting industry is highly competitive, and competition is enhanced to some extent by changes in existing radio station formats and upgrades of power, among other actions, certain regulatory limitations on entry exist. The operation of a radio broadcast station requires a license from the FCC, and the number of radio stations that an entity can operate in a given market is limited by the availability of FM and AM radio frequencies allotted by the FCC to communities in that market, as well as by the multiple ownership rules regulating the number of stations that may be owned or programmed by a single entity. The multiple ownership provisions of the FCC's rules have changed significantly as a result of the Telecom Act. For a discussion of FCC regulation and the provisions of the Telecom Act, see "-- Federal Regulation of Radio Broadcasting."

     Our stations also compete for advertising revenue with other media, including newspapers, broadcast television, cable television, magazines, direct mail, coupons and outdoor advertising. In addition, the radio broadcasting industry is subject to competition from new media technologies that are being developed or introduced, such as the delivery of audio programming by cable television systems, by satellite and by digital audio broadcasting. Digital audio broadcasting may deliver by satellite to nationwide and regional audiences, multi-channel, multi-format, digital radio services with sound quality equivalent to compact discs. The delivery of information through the presently unregulated Internet also could create a new form of competition. The radio broadcasting industry historically has grown despite the introduction of new technologies for the delivery of entertainment and information, such as television broadcasting, cable television, audio tapes and compact discs. A growing population and greater availability of radios, particularly car and portable radios, have contributed to this growth. There can be no assurance, however, that the development or introduction in the future of any new media technology will not have an adverse effect on the radio broadcasting industry.

     The FCC has recently authorized spectrum for the use of a new technology, satellite digital audio radio services, to deliver audio programming. The FCC has also authorized two companies to provide digital audio radio service. Digital audio radio services may provide a medium for the delivery by satellite or terrestrial means of multiple new audio programming formats to local and national audiences. It is not known at this time whether this digital technology also may be used in the future by existing radio broadcast stations either on existing or alternate broadcasting frequencies.

     The FCC also recently proposed a new low power FM radio service. Under this proposal, licenses to operate stations in this service would be available only to persons or entities that do not currently own FM radio stations. We cannot predict whether the FCC ultimately will adopt rules to implement this service or what effect, if any, the implementation of these services will have on our operations. Low power FM radio stations may, however, cause interference to our stations and compete with our stations for listeners and advertising revenues.

     We cannot predict what other matters might be considered in the future by the FCC or the Congress, nor can we assess in advance what impact, if any, the implementation of any of these proposals or changes might have on our business. See "-- Federal Regulation of Radio Broadcasting."

FEDERAL REGULATION OF RADIO BROADCASTING

     Introduction. The ownership, operation and sale of broadcast stations, including those licensed to Cumulus, are subject to the jurisdiction of the FCC, which acts under authority derived from the Communications Act. In 1996, the Telecom Act amended the Communications Act to make changes in several broadcast laws and to direct the FCC to change certain of its broadcast rules. Among other things, the FCC grants permits and licenses to construct and operate radio stations; assigns frequency bands for broadcasting; determines whether to approve changes in ownership or control of station licenses; regulates equipment used by stations and the operating power and other technical parameters of stations; adopts and implements regulations and policies that directly or indirectly affect the ownership, operation and employment practices of stations; regulates the content of some forms of radio broadcasting programming; and has the power to impose penalties for violations of its rules under the Communications Act.

     The following is a brief summary of certain provisions of the Communications Act, the Telecom Act and specific FCC rules and policies. This description does not purport to be comprehensive, and reference should be made to the Communications Act, the FCC's rules and the public notices and rulings of the FCC for further information concerning the nature and extent of federal regulation of radio broadcasting stations. Failure to observe the provisions of the Communications Act and the FCC's rules and policies can result in the imposition of various sanctions, including monetary forfeitures, the grant of "short-term" (less than the maximum term) license renewal or, for particularly egregious violations, the denial of a license renewal application, the revocation of a license or the denial of FCC consent to acquire additional broadcast properties.

     License Grant and Renewal. Radio broadcast licenses are granted and renewed for maximum terms of eight years. Licenses may be renewed through an application to the FCC. Petitions to deny license renewal applications can be filed by interested parties, including members of the public. We are not currently aware of any facts that would prevent the timely renewal of our licenses to operate our radio stations, although there can be no assurance that our licenses will be renewed.

     The area served by AM stations is determined by a combination of frequency, transmitter power and antenna orientation. To determine the effective service area of an AM station, its power, its operating frequency, its antenna patterns and its day/night operating modes are required. The area served by FM stations is determined by a combination of transmitter power and antenna height, with stations divided into classes according to their anticipated service area.

     Class C FM stations operate at 100 kilowatts of power with up to 1,968 feet of antenna elevation above average terrain. They are the most powerful FM stations, providing service to a large area, typically a substantial portion of a state. Class B FM stations operate at up to 50 kilowatts of power with up to 500 feet of antenna elevation. These stations typically serve large metropolitan areas as well as their associated suburbs. Class A FM stations operate at 6 kilowatts with up to 328 feet of antenna elevation, and serve smaller cities and towns or suburbs of larger cities.

     The minimum and maximum facilities requirements for an FM station are determined by its class. FM class designations depend upon the geographic zone in which the transmitter of the FM station is located. In general, commercial FM stations are classified as follows, in order of increasing power and antenna height: Class A, B1, C3, B, C2, C1 and C.

     The following table sets forth the market, call letters, antenna elevation above average terrain (for FM stations only), power and frequency of each of the stations owned or operated by Cumulus, assuming the consummation of the pending acquisitions, and the date on which each station's FCC license expires.

                                                                                                       HEIGHT
                                                                                                        ABOVE          POWER
                                                                                                       AVERAGE     (IN KILOWATTS)
                                                                                      EXPIRATION       TERRAIN     --------------
             MARKET                 STATIONS       CITY OF LICENSE     FREQUENCY   DATE OF LICENSE    (IN FEET)     DAY     NIGHT
             ------                ----------    -------------------   ---------   ----------------   ---------    -----    -----
SOUTHEAST REGION
Albany, GA.......................  WNUQ   FM     Albany, GA            101.7       April 1, 2004         299         3.0      3.0
                                   WEGC   FM     Sasser, GA             107.7      April 1, 2004         328        25.0     25.0
                                   WALG   AM     Albany, GA             1590       April 1, 2004         n/a         5.0      1.0
                                   WJAD   FM     Leesburg, GA           103.5      April 1, 2004         463        12.5     12.5
                                   WKAK   FM     Albany, GA             104.5      April 1, 2004         981        98.0     98.0
                                   WGPC   AM     Albany, GA             1450       April 1, 2004         n/a         1.0      1.0
                                   WQVE   FM     Camilla, GA            105.5      April 1, 2004         276         6.0      6.0
Augusta, GA......................  WEKL   FM     Augusta, GA           102.3       April 1, 2004         666         1.5      1.5
                                   WRXR   FM     Aiken, SC              96.3       April 1, 2004         889        15.0     15.0
                                   WUUS   FM     Martinez, GA           107.7      April 1, 2004         577        24.5     24.5
                                   WGUS   AM     N. Augusta, SC         1380       April 1, 2004         n/a         4.0      0.1
                                   WBBQ   FM     Augusta, GA            104.3      April 1, 2004        1001       100.0    100.0
                                   WBBQ   AM     Augusta, GA            1340       April 1, 2004         n/a         1.0      1.0
                                   WXKT   FM     Washington, GA         100.1      April 1, 2004         322         2.4      2.4
                                   WLOV   AM     Washington, GA         1370       April 1, 2004         n/a         1.0      0.0
                                   WZNY   FM     Augusta, GA            105.7      April 1, 2004        1168       100.0    100.0
Chattanooga, TN..................  WUSY   FM     Cleveland, TN         100.7       April 1, 2005        1191       100.0    100.0
                                                 South Pittsburgh,
                                   WKXJ   FM     TN                     97.3       April 1, 2005         856        16.0     16.0
                                   WLMX   FM     Rossville, GA          105.5      April 1, 2004         646         1.6      1.6
                                   WLMX   AM     Rossville, GA          980        April 1, 2004         n/a         0.5      0.1
                                   WKXJ   FM     Signal Mountain, TN    98.1       April 1, 2005         794         1.0      1.0
Columbus, GA.....................  WVRK   FM     Columbus, GA          102.9       April 1, 2004        1519       100.0    100.0
                                   WGSY   FM     Phenix City, GA        100.1      April 1, 2004         328         6.0      6.0
                                   WMLF   AM     Columbus, GA           1270       April 1, 2004         n/a         5.0      0.2
                                   WPNX   AM     Phenix City, GA        1460       April 1, 2004         n/a         4.0      0.1
                                   WAGH   FM     Ft. Mitchell, GA       98.3       April 1, 2004         328         6.0      6.0
                                   WSTH   FM     Alexander City, AL     106.1      April 1, 2004         981        81.0     81.0
                                   WDAK   AM     Columbus, GA           540        April 1, 2004         n/a         5.0      0.5
                                   WBFA   FM     Smiths, AL             101.3      April 1, 2004         328         6.0      6.0

                                                                                                       HEIGHT
                                                                                                        ABOVE          POWER
                                                                                                       AVERAGE     (IN KILOWATTS)
                                                                                      EXPIRATION       TERRAIN     --------------
             MARKET                 STATIONS       CITY OF LICENSE     FREQUENCY   DATE OF LICENSE    (IN FEET)     DAY     NIGHT
             ------                ----------    -------------------   ---------   ----------------   ---------    -----    -----
Columbus-Starkville, MS..........  WSSO   AM     Starkville, MS          1230      June 1, 2004          n/a         1.0      1.0
                                   WMXU   FM     Starkville, MS           106.1    June 1, 2004          502        40.0     40.0
                                   WSMS   FM     Artesia, MS               99.9    June 1, 2004          312        50.0     50.0
                                   WKOR   FM     Columbus, MS              94.9    June 1, 2004          492        50.0     50.0
                                   WKOR   AM     Starkville, MS           980      June 1, 2004          n/a         1.0      0.0
                                   WJWF   AM     Columbus, MS            1400      June 1, 2004          n/a         1.0      1.0
                                   WMBC   FM     Columbus, MS             103.1    June 1, 2004          755        22.0     22.0
Fayetteville, NC.................  WRCQ   FM     Dunn, NC                 103.5    December 1, 2003      502        47.5     47.5
                                   WFNC   FM     Lumberton, NC            102.3    December 1, 2003      269         3.0      3.0
                                   WFNC   AM     Fayetteville, NC         640      December 1, 2003      n/a        10.0      1.0
                                   WQSM   FM     Fayetteville, NC          98.1    December 1, 2003      830       100.0    100.0
Florence, SC.....................  WYNN   FM     Florence, SC             106.3    December 1, 2003      325         6.0      6.0
                                   WYNN   AM     Florence, SC             540      December 1, 2003      n/a         0.3      0.2
                                   WHLZ   FM     Manning, SC               92.5    December 1, 2003     1171        98.0     98.0
                                   WYMB   AM     Manning, SC              920      December 1, 2003      n/a         2.3      1.0
                                   WCMG   FM     Latta, SC                 94.3    December 1, 2003      502        10.5     10.5
                                   WHSC   AM     Hartsville, SC          1450      December 1, 2003      n/a         1.0      1.0
                                   WBZF   FM     Hartsville, SC            98.5    December 1, 2003      328         3.0      3.0
                                   WFSF   FM     Marion, SC               100.5    December 1, 2003      354        21.5     21.5
                                   WMXT   FM     Pamplico, SC             102.1    December 1, 2003      479        50.0     50.0
                                   WWFN   FM     Lake City, SC            100.1    December 1, 2003      433         3.3      3.3
Greenville -New Bern -
  Jacksonville, NC...............  WQSL   FM     Jacksonville, NC          92.3    December 1, 2003      725        22.7     22.7
                                   WXQR   FM     Jacksonville, NC         105.5    December 1, 2003      794        19.0     19.0
Laurel-Hattiesburg, MS...........  WHER   FM     Heidelberg, MS            99.3    June 1, 2004          492        50.0     50.0
                                   WFOR   AM     Hattiesburg, MS         1400      June 1, 2004          n/a         1.0      1.0
                                   WUSW   FM     Hattiesburg, MS          103.7    June 1, 2004         1057       100.0    100.0
                                   WNSL   FM     Laurel, MS               100.3    June 1, 2004         1066       100.0    100.0
                                   WEEZ   AM     Laurel, MS               890      June 1, 2004          n/a        10.0      0.0
                                   WJKX   FM     Ellisville, MS           102.5    June 1, 2004          492        50.0     50.0
                                   WMFM   FM     Petal, MS                106.3    June 1, 2004          400         1.8      0.0
Lexington-Fayette, KY............  WVLK   AM     Lexington, KY            590      August 1, 2004        n/a         5.0      1.6
                                   WVLK   FM     Lexington, KY             92.9    August 1, 2004        850       100.0    100.0
                                   WLTO   FM     Nicholasville, KY        102.5    August 1, 2004        400         2.0      2.0
                                   WLRO   FM     Richmond, KY             101.5    August 1, 2004        541        10.0     10.0
                                   WXZZ   FM     Georgetown, KY           103.3    August 1, 2004        794         1.0      1.0
Mobile, AL.......................  WYOK   FM     Atmore, AL               104.1    April 1, 2004        1555       100.0    100.0
                                   WGOK   AM     Mobile, AL               900      April 1, 2004         n/a         1.0      0.4
                                   WBLX   FM     Mobile, AL                92.9    April 1, 2004        1555        98.0     98.0
                                   WDLT   FM     Chickasaw, AL             98.3    April 1, 2004         548        40.0     40.0
                                   WDLT   AM     Fairhope, AL             660      April 1, 2004         n/a        10.0      0.0
                                   WAVH   FM     Daphne, AL               106.5    April 1, 2004         450        50.0     50.0
Montgomery, AL...................  WMSP   AM     Montgomery, AL           740      April 1, 2004         n/a        10.0      0.0
                                   WNZZ   AM     Montgomery, AL           950      April 1, 2004         n/a         1.0      0.4
                                   WMXS   FM     Montgomery, AL           103.3    April 1, 2004        1096       100.0    100.0
                                   WLWI   FM     Montgomery, AL            92.3    April 1, 2004        1096       100.0    100.0
                                   WHHY   FM     Montgomery, AL           101.9    April 1, 2004        1096       100.0    100.0
                                   WHHY   AM     Montgomery, AL          1440      April 1, 2004         n/a         5.0      1.0
                                   WXFX   FM     Prattville, AL            95.1    April 1, 2004         476        50.0     50.0
Muscle Shoals, AL................  WLAY   FM     Muscle Shoals, AL        105.5    April 1, 2004         742         1.1      1.1
                                   WLAY   AM     Muscle Shoals, AL       1450      April 1, 2004         n/a         1.0      1.0
                                   WKGL   FM     Russellville, AL          97.7    April 1, 2004         430         3.5      3.5
                                   WVNA   FM     Tuscumbia, AL            100.3    April 1, 2004         246       100.0    100.0
                                   WVNA   AM     Tuscumbia, AL           1590      April 1, 2004         n/a         5.0      1.0
Myrtle Beach, SC.................  WSYN   FM     Georgetown, SC           106.5    December 1, 2003      492        50.0     50.0
                                   WDAI   FM     Pawley's Island, SC       98.5    December 1, 2003      328         6.0      6.0
                                   WJXY   FM     Conway, SC                93.9    December 1, 2003      420         3.7      3.7
                                   WXJY   FM     Georgetown, SC            93.7    December 1, 2003      328         6.0      6.0
                                   WJXY   AM     Conway, SC              1050      December 1, 2003      n/a         5.0      0.5
                                   WSEA   FM     Atlantic Beach, SC       100.3    December 1, 2003      476         2.6      2.6

                                                                                                       HEIGHT
                                                                                                        ABOVE          POWER
                                                                                                       AVERAGE     (IN KILOWATTS)
                                                                                      EXPIRATION       TERRAIN     --------------
             MARKET                 STATIONS       CITY OF LICENSE     FREQUENCY   DATE OF LICENSE    (IN FEET)     DAY     NIGHT
             ------                ----------    -------------------   ---------   ----------------   ---------    -----    -----
Pensacola, FL....................  WWRO   FM     Pensacola, FL           100.7     February 1, 2004     1555       100.0    100.0
                                   WCOA   AM     Pensacola, FL          1370       February 1, 2004      n/a         5.0     5.01
Salisbury-Ocean City, MD.........  WLVW   FM     Salisbury, MD           105.5     October 1, 2003       384         2.1      2.1
                                   WLBW   FM     Fenwick Island, DE       92.1     August 1, 2006        308         6.0      6.0
                                   WQHQ   FM     Salisbury, MD           104.7     October 1, 2003       610        33.0     33.0
                                   WTGM   AM     Salisbury, MD           960       October 1, 2003       n/a         5.0      5.0
                                   WOSC   FM     Bethany Beach, DE        95.9     October 1, 2003       377        18.8     18.8
                                   WWFG   FM     Ocean City, MD           99.9     October 1, 2003       315        50.0     50.0
                                   WSBY   FM     Salisbury, MD            98.9     October 1, 2003       325         6.0      6.0
                                   WJDY   AM     Salisbury, MD          1470       October 1, 2003       n/a         5.0      0.0
Savannah, GA.....................  WJCL   FM     Savannah, GA             96.5     April 1, 2004        1161       100.0    100.0
                                   WIXV   FM     Savannah, GA             95.5     April 1, 2004         856       100.0    100.0
                                   WSIS   FM     Springfield, GA         103.9     April 1, 2004         328         6.0      6.0
                                   WBMQ   AM     Savannah, GA            630       April 1, 2004         n/a         5.0      5.0
                                   WEAS   FM     Savannah, GA             93.1     April 1, 2004         981        97.0     97.0
                                   WJLG   AM     Savannah, GA            900       April 1, 2004         n/a         4.4      0.2
                                   WZAT   FM     Savannah, GA            102.1     April 1, 2004        1306       100.0    100.0
Tallahassee, FL..................  WHBX   FM     Tallahassee, FL          96.1     February 1, 2004      479        37.0     37.0
                                   WBZE   FM     Tallahassee, FL          98.9     February 1, 2004      604       100.0    100.0
                                   WHBT   AM     Tallahassee, FL        1410       February 1, 2004      n/a         5.0      0.0
                                   WWLD   FM     Tallahassee, FL         106.1     February 1, 2004      328         6.0      6.0
                                   WGLF   FM     Tallahassee, FL         104.1     February 1, 2004     1394        90.0     90.0
Tupelo, MS.......................  WESE   FM     Baldwyn, MS              92.5     June 1, 2004          328         5.4      5.4
                                   WTUP   AM     Tupelo, MS             1490       June 1, 2004          n/a         1.0      1.0
                                   WNRX   AM     Tupelo, MS             1060       June 1, 2004          n/a         9.6      0.0
                                   WWZD   FM     New Albany, MS          106.7     June 1, 2004          656        28.0     28.0
                                   WWKZ   FM     Aberdeen, MS            105.3     June 1, 2004          673        28.0     28.0
Wilmington, NC...................  WWQQ   FM     Wilmington, NC          101.3     December 1, 2003      545        40.0     40.0
                                   WAAV   FM     Leland, NC               94.1     December 1, 2003      148         5.0      5.0
                                   WAAV   AM     Leland, NC              980       December 1, 2003      n/a         5.0      5.0
                                   WGNI   FM     Wilmington, NC          102.7     December 1, 2003      981       100.0    100.0
                                   WMNX   FM     Wilmington, NC           97.3     December 1, 2003      883       100.0    100.0
MIDWEST REGION
Ann Arbor, MI....................  WIQB   FM     Ann Arbor, MI           102.9     October 1, 2004       499        49.0     49.0
                                   WQKL   FM     Ann Arbor, MI           107.1     October 1, 2004       289         3.0      3.0
                                   WTKA   AM     Ann Arbor, MI          1050       October 1, 2004       n/a        10.0      0.5
                                   WYBN   AM     Saline, MI             1290       October 1, 2004       n/a         0.5      0.0
Appleton-Oshkosh, WI.............  WWWX   FM     Oshkosh, WI              96.7     December 1, 2004      328         6.0      6.0
                                   WVBO   FM     Oshkosh, WI             103.9     December 1, 2004      318        25.0     25.0
                                   WNAM   AM     Neenah Menasha, WI     1280       December 1, 2004      n/a        20.0      5.0
                                   WOSH   AM     Oshkosh, WI            1490       December 1, 2004      n/a         1.0      1.0
Bismarck, ND.....................  KBYZ   FM     Bismarck, ND             96.5     April 1, 2005        1001       100.0    100.0
                                   KACL   FM     Bismarck, ND             98.7     April 1, 2005        1093       100.0    100.0
                                   KKCT   FM     Bismarck, ND             97.5     April 1, 2005         830       100.0    100.0
                                   KLXX   AM     Bismarck, ND           1270       April 1, 2005         n/a         1.0      0.3
                                   KSSS   FM     Bismarck, ND            101.5     April 1, 2005         988       100.0    100.0
                                   KBMR   AM     Bismarck, ND           1130       April 1, 2005         n/a        10.0      0.0
                                   KXMR   AM     Bismarck, ND                 (1)  (1)                    --          --       --
Dubuque, IA......................  KLYV   FM     Dubuque, IA             105.3     February 1, 2005      331        50.0     50.0
                                   KXGE   FM     Dubuque, IA             102.3     February 1, 2005      410         1.7      1.7
                                   WDBQ   FM     Galena, IL              107.5     February 1, 2005      328         3.0      3.0
                                   WDBQ   AM     Dubuque, IA            1490       February 1, 2005      n/a         1.0      1.0
                                   WJOD   FM     Asbury, IA              103.3     February 1, 2005      643         6.6      6.6
Eau Claire, WI...................  WBIZ   AM     Eau Claire, WI         1400       December 1, 2004      n/a         1.0      1.0
                                   WBIZ   FM     Eau Claire, WI          100.7     December 1, 2004      482       100.0    100.0
                                   WMEQ   AM     Menomonie, WI           880       December 1, 2004      n/a        10.0      0.2
                                   WMEQ   FM     Menomonie, WI            92.1     December 1, 2004      699        18.0     18.0
                                   WQRB   FM     Bloomer, WI              95.1     December 1, 2004      545         8.9      8.9
                                   WATQ   FM     Chetek, WI              106.7     December 1, 2004      584        35.0     35.0

                                                                                                       HEIGHT
                                                                                                        ABOVE          POWER
                                                                                                       AVERAGE     (IN KILOWATTS)
                                                                                      EXPIRATION       TERRAIN     --------------
             MARKET                 STATIONS       CITY OF LICENSE     FREQUENCY   DATE OF LICENSE    (IN FEET)     DAY     NIGHT
             ------                ----------    -------------------   ---------   ----------------   ---------    -----    -----
Faribault-Owatonna-Waseca, MN....  KRFO   AM     Owatonna, MN           1,390      April 1, 2005         n/a         0.5      0.1
                                   KRFO   FM     Owatonna, MN             104.9    April 1, 2005         174         4.7      4.7
                                   KOWO   AM     Waseca, MN             1,170      April 1, 2005         n/a         1.0      0.0
                                   KRUE   FM     Waseca, MN                92.1    April 1, 2005         285        25.0     25.0
                                   KDHL   AM     Faribault, MN            920      April 1, 2005         n/a         5.0      5.0
                                   KQCL   FM     Faribault, MN             95.9    April 1, 2005         328         3.0      3.0
                                   KQPR   FM     Albert Lea, MN            96.1    April 1, 2005         328         6.0      6.0
                                   KNFX   AM     Austin, MN               970      April 1, 2005         n/a         5.0      0.5
Green Bay, WI....................  WOGB   FM     Kaukauna, WI             103.1    December 1, 2004      879        25.0     25.0
                                   WJLW   FM     Allouez, WI              106.7    December 1, 2004      509        25.0     25.0
                                   WXWX   FM     Brillion, WI             107.5    December 1, 2004      328         6.0      6.0
                                   WQLH   FM     Green Bay, WI             98.5    December 1, 2004      499       100.0    100.0
                                   WDUZ   AM     Green Bay, WI          1,400      December 1, 2004      n/a         1.0      1.0
Kalamazoo, MI....................  WKFR   FM     Battle Creek, MI         103.3    October 1, 2004       482        50.0     50.0
                                   WRKR   FM     Portage, MI              107.7    October 1, 2004       489        50.0     50.0
                                   WKMI   AM     Kalamazoo, MI           1360      October 1, 2004       n/a         5.0      1.0
Mankato-New Ulm-St Peter, MN.....  KXLP   FM     New Ulm, MN               93.1    April 1, 2005         489       100.0    100.0
                                   KYSM   AM     Mankato, MN             1230      April 1, 2005         n/a         1.0      1.0
                                   KYSM   FM     Mankato, MN              103.5    April 1, 2005         541       100.0    100.0
                                   KNUJ   AM     New Ulm, MN              860      April 1, 2005         n/a         1.0      0.1
                                   KNUJ   FM     Sleepy Eye, MN           107.3    April 1, 2005         400         1.9      1.9
                                   KNSG   FM     Springfield, MN           94.7    April 1, 2005         472        50.0     50.0
Marion-Carbondale, IL............  WDDD   FM     Marion, IL               107.3    December 1, 2004      492        50.0     50.0
                                   WDDD   AM     Johnston City, IL        810      December 1, 2004      n/a         0.3      0.3
                                   WFRX   AM     West Frankfort, IL      1300      December 1, 2004      n/a         1.0      0.1
                                   WTAO   FM     Murphysboro, IL          105.1    December 1, 2004      308        25.0     25.0
                                   WVZA   FM     Herrin, IL                92.7    December 1, 2004      328        25.0     25.0
                                   WQUL   FM     West Frankfort, IL        97.7    December 1, 2004      433         3.5      3.5
Mason City, IA...................  KCHA   FM     Charles City, IA          95.9    February 1, 2005      299         3.0      3.0
                                   KGLO   AM     Mason City, IA          1300      February 1, 2005      n/a         5.0      5.0
                                   KIAI   FM     Mason City, IA            93.9    February 1, 2005      791       100.0    100.0
                                   KLKK   FM     Clear Lake, IA           103.1    February 1, 2005      308         6.0      6.0
                                   KCHA   AM     Charles City, IA        1580      February 1, 2005      n/a         0.5      0.0
                                   KCZE   FM     New Hampton, IA           95.1    February 1, 2005      338         5.5      5.5
                                   KWMM   FM     Osage, IA                103.7    February 1, 2005      154         6.0      6.0
Monroe, MI.......................  WTWR   FM     Monroe, MI                98.3    October 1, 2004       466         1.4      1.4
Rochester, MN....................  KRCH   FM     Rochester, MN            101.7    April 1, 2005         554        39.0     39.0
                                   KWEB   AM     Rochester, MN           1270      April 1, 2005         n/a         5.0      1.0
                                   KMFX   FM     Lake City, MN            102.5    April 1, 2005         528         9.4      9.4
                                   KMFX   AM     Wabasha, MN             1190      April 1, 2005         n/a         1.0      0.0
Toledo, OH.......................  WKKO   FM     Toledo, OH                99.9    October 1, 2003       499        50.0     50.0
                                   WRQN   FM     Bowling Green, OH         93.5    October 1, 2003       397         4.1      4.1
                                   WTOD   AM     Toledo, OH              1560      October 1, 2003       n/a         5.0      0.0
                                   WWWM   FM     Sylvania, OH             105.5    October 1, 2003       390         4.3      4.3
                                   WLQR   AM     Toledo, OH              1470      October 1, 2003       n/a         1.0      1.0
                                   WXKR   FM     Port Clinton, OH          94.5    October 1, 2003       630        30.0     30.0
                                   WBUZ   FM     Delta, OH                106.5    October 1, 2003       328         3.0      3.0
Topeka, KS.......................  KDVV   FM     Topeka, KS               100.3    August 1, 2005        984       100.0    100.0
                                   KMAJ   FM     Topeka, KS               107.7    August 1, 2005        988       100.0    100.0
                                   KQTP   FM     St. Marys, KS            102.9    August 1, 2005        318        50.0     50.0
                                   KWIC   FM     Topeka, KS                99.3    August 1, 2005        292         6.0      6.0
                                   KMAJ   AM     Topeka, KS              1440      August 1, 2005        n/a         5.0      1.0
                                   KTOP   AM     Topeka, KS              1490      August 1, 2005        n/a         1.0      1.0
SOUTHWEST REGION
Abilene, TX......................  KCDD   FM     Hamlin, TX               103.7    August 1, 2005        745       100.0    100.0
                                   KBCY   FM     Tye, TX                   99.7    August 1, 2005        984        98.0     98.0
                                   KFQX   FM     Abilene, TX              106.3    August 1, 2005        492        50.0     50.0
                                   KHXS   FM     Merkel, TX               102.7    August 1, 2005       1148        66.0     66.0

                                                                                                       HEIGHT
                                                                                                        ABOVE          POWER
                                                                                                       AVERAGE     (IN KILOWATTS)
                                                                                      EXPIRATION       TERRAIN     --------------
             MARKET                 STATIONS       CITY OF LICENSE     FREQUENCY   DATE OF LICENSE    (IN FEET)     DAY     NIGHT
             ------                ----------    -------------------   ---------   ----------------   ---------    -----    -----
Amarillo, TX.....................  KZRK   FM     Canyon, TX             107.9      August 1, 2005        476       100.0    100.0
                                   KZRK   AM     Canyon, TX             1550       August 1, 2005        n/a         1.0      0.2
                                   KARX   FM     Claude, TX             95.7       August 1, 2005        390       100.0    100.0
                                   KPUR   AM     Amarillo, TX           1440       August 1, 2005        n/a         5.0      1.0
                                   KPUR   FM     Canyon, TX             107.1      August 1, 2005        315         6.0      6.0
                                   KQIZ   FM     Amarillo, TX           93.1       August 1, 2005        699       100.0    100.0
Beaumont-Port Arthur, TX.........  KAYD   FM     Beaumont, TX          97.5        August 1, 2005       1200       100.0    100.0
                                   KQXY   FM     Beaumont, TX           94.1       August 1, 2005       1099       100.0    100.0
                                   KQHN   AM     Nederland, TX          1510       August 1, 2005        n/a         5.0      0.0
                                   KIKR   AM     Beaumont, TX           1450       August 1, 2005        n/a         1.0      1.0
                                   KTCX   FM     Beaumont, TX           102.5      August 1, 2005        492        50.0     50.0
Fayetteville, AR.................  KFAY   FM     Bentonville, AR       98.3        June 1, 2004          617       100.0    100.0
                                   KFAY   AM     Farmington, AR         1030       June 1, 2004          n/a        10.0      1.0
                                   KKEG   FM     Fayetteville, AR       92.1       June 1, 2004          548         7.6      7.6
                                   KAMO   FM     Rogers, AR             94.3       June 1, 2004          692        25.1     25.1
                                   KMCK   FM     Siloam Springs, AR     105.7      June 1, 2004          476       100.0    100.0
                                   KZRA   AM     Springdale, AR         1590       June 1, 2004          n/a         2.5      0.1
Fort Smith, AR...................  KLSZ   FM     Van Buren, AR         102.7       June 1, 2004          476        12.0     12.0
                                   KOMS   FM     Poteau, OK             107.3      June 1, 2005         1811       100.0    100.0
                                   KBBQ   FM     Fort Smith, AR         100.7      June 1, 2005          459        50.0     50.0
Grand Junction, CO...............  KBKL   FM     Grand Junction, CO    107.9       April 1, 2005        1460       100.0    100.0
                                   KEKB   FM     Fruita, CO             99.9       April 1, 2005        1542        79.0     79.0
                                   KMXY   FM     Grand Junction, CO     104.3      April 1, 2005        1460       100.0    100.0
                                   KKNN   FM     Delta, CO              95.1       April 1, 2005        1424       100.0    100.0
                                   KEXO   AM     Grand Junction, CO     1230       April 1, 2005         n/a         1.0      1.0
Kileen-Temple, TX................  KLTD   FM     Temple, TX            101.7       August 1, 2005        410        16.6     16.6
                                   KOOC   FM     Belton, TX             106.3      August 1, 2005        489        11.5     11.5
                                   KOOV   FM     Copperas Cove, TX      103.1      August 1, 2005        558         8.6      8.6
                                   KYUL   FM     Harker Heights, TX     105.5      August 1, 2005        577        36.0     36.0
Lake Charles, LA.................  KKGB   FM     Sulphur, LA           101.3       June 1, 2004          289        25.0     25.0
                                   KBIU   FM     Lake Charles, LA       103.7      June 1, 2004          469       100.0    100.0
                                   KYKZ   FM     Lake Charles, LA       96.1       June 1, 2004         1204        97.0     97.0
                                   KXZZ   AM     Lake Charles, LA       1580       June 1, 2004          n/a         1.0      1.0
McAllen-Brownsville, TX..........  KBFM   FM     Edingburg, TX         104.1       August 1, 2005       1001       100.0    100.0
                                   KTEX   FM     Brownsville, TX        100.3      August 1, 2005       1125       100.0    100.0
Odessa-Midland, TX...............  KBAT   FM     Midland, TX           93.3        August 1, 2005        440       100.0    100.0
                                   KODM   FM     Odessa, TX             97.9       August 1, 2005       1000       100.0    100.0
                                   KNFM   FM     Midland, TX            92.3       August 1, 2005        984       100.0    100.0
                                   KGEE   FM     Monahans, TX           99.9       August 1, 2005        574        98.0     98.0
                                   KMND   AM     Midland, TX            1510       August 1, 2005        n/a         2.4      0.0
                                   KRIL   AM     Odessa, TX             1410       August 1, 2005        n/a         1.0      1.0
Wichita Falls, TX................  KLUR   FM     Wichita Falls, TX     99.9        August 1, 2005        830       100.0    100.0
                                   KQXC   FM     Wichita Falls, TX      102.5      August 1, 2005        312         4.5      4.5
                                   KYYI   FM     Burkburnett, TX        104.7      August 1, 2005       1017       100.0    100.0
                                   KOLI   FM     Electra, TX            94.9       August 1, 2005        492        50.0     50.0
NORTHEAST REGION
Augusta-Waterville, ME...........  WABK   FM     Gardiner, ME          104.3       April 1, 2006         371        50.0     50.0
                                   WKCG   FM     Augusta, ME            101.3      April 1, 2006         322        50.0     50.0
                                   WIGY   FM     Madison, ME            97.5       April 1, 2006         328         6.0      6.0
                                   WCME   FM     Boothbay Harbor, ME    96.7       April 1, 2006         417        15.5     15.5
                                   WFAU   AM     Gardiner, ME           1280       April 1, 2006         n/a         5.0      5.0
                                   WTOS   FM     Skowhegan, ME          105.1      April 1, 2006         243        50.0     50.0
                                   WCTB   FM     Fairfield, ME          93.5       April 1, 2006         499        10.5     10.5
                                   WSKW   AM     Skowhegan, ME          1160       April 1, 2006         n/a        10.0      7.3

                                                                                                       HEIGHT
                                                                                                        ABOVE          POWER
                                                                                                       AVERAGE     (IN KILOWATTS)
                                                                                      EXPIRATION       TERRAIN     --------------
             MARKET                 STATIONS       CITY OF LICENSE     FREQUENCY   DATE OF LICENSE    (IN FEET)     DAY     NIGHT
             ------                ----------    -------------------   ---------   ----------------   ---------    -----    -----
Bangor, ME.......................  WQCB   FM     Brewer, ME             106.5      April 1, 2006        1079        98.0     98.0
                                   WBZN   FM     Old Town, ME           107.3      April 1, 2006         436        50.0     50.0
                                   WWMJ   FM     Ellsworth, ME          95.7       April 1, 2006        1030        11.5     11.5
                                   WEZQ   FM     Bangor, ME             92.9       April 1, 2006         787        20.0     20.0
                                   WDEA   AM     Ellsworth, ME          1370       April 1, 2006         n/a         5.0      5.0

------------

(1) Station has been granted a construction permit and is currently operating under program test authority. An application for a license is pending before the FCC.

     Regulatory Approvals. The Communications Act prohibits the assignment of a broadcast license or the transfer of control of a broadcast license without the prior approval of the FCC. In determining whether to grant an application for assignment or transfer of control of a broadcast license, the Communications Act requires the FCC to find that the assignment or transfer would serve the public interest. The FCC considers a number of factors pertaining to the licensee, including compliance with various rules limiting common ownership of media properties, financial qualifications of the licensee, the "character" of the licensee and those persons holding "attributable" interests in the licensee, and compliance with the Communications Act's limitation on non-U.S. ownership, as well as compliance with other FCC rules and policies, including programming and filing requirements. The FCC also reviews the effect of proposed assignments and transfers of broadcast licenses on economic competition and diversity as discussed below.

     Ownership Matters. Under the Communications Act, we are restricted to having no more than one-fourth of our stock owned or voted by non-U.S. persons, foreign governments or non-U.S. corporations. We will be required to take appropriate steps to monitor the citizenship of our shareholders, such as through representative samplings on a periodic basis, to provide a reasonable basis for certifying compliance with the foreign ownership restrictions of the Communications Act.

     The Communications Act and FCC rules also generally restrict the common ownership, operation or control of radio broadcast stations serving the same local market, of a radio broadcast station and a television broadcast station serving the same local market, and of a radio broadcast station and a daily newspaper serving the same local market. The Telecom Act and the FCC's broadcast multiple ownership rules also restrict the number of radio stations one person or entity may own, operate or control on a local level.

     None of these multiple and cross ownership rules requires any change in our current ownership of radio broadcast stations or precludes consummation of our pending acquisitions. These FCC rules and policies will limit the number of additional stations that we may acquire in the future in our markets.

     Because of these multiple and cross ownership rules, a purchaser of our voting stock which acquires an "attributable" interest in us (as discussed below) may violate the FCC's rules if such purchaser also has an attributable or interest in other television or radio stations, or in daily newspapers, depending on the number and location of those radio or television stations or daily newspapers. Such a purchaser also may be restricted in the companies in which it may invest, to the extent that these investments give rise to an attributable interest. If an attributable shareholder of Cumulus violates any of these ownership rules, we may be unable to obtain from the FCC one or more authorizations needed to conduct our radio station business and may be unable to obtain FCC consents for certain future acquisitions.

     The FCC generally applies its television/radio/newspaper cross-ownership rules and its broadcast multiple ownership rules by considering the "attributable," or cognizable interests held by a person or entity. A person or entity can have such an interest in a radio station, television station or daily newspaper by being an officer, director, partner or shareholder of a company that owns that station or newspaper. Whether that interest is subject to the FCC's ownership rules is determined by the FCC's attribution rules. If an interest is attributable, the FCC treats the person or entity who holds that interest as the "owner" of the radio station, television station or daily newspaper in question, and therefore subject to the FCC's ownership rules.

     With respect to a corporation, officers, directors and persons or entities that directly or indirectly can vote 5% or more of the corporation's stock (10% or more of such stock in the case of insurance companies, investment companies, bank trust departments and certain other "passive investors" that hold such stock for investment purposes only) generally are attributed with ownership of the radio stations, television stations and daily newspapers the corporation owns. As discussed below, a local marketing agreement with another station also may result in an attributable interest. See " -- Local Marketing Agreements."

     With respect to a partnership, the interest of a general partner is attributable, as is the interest of any limited partner who is "materially involved" in the media-related activities of the partnership. Debt instruments, nonvoting stock, options and warrants for voting stock that have not yet been exercised, limited partnership interests where the limited partner is not "materially involved" in the media-related activities of the partnership and where the limited partnership agreement expressly "insulates" the limited partner from such material involvement, and minority (under 5%) voting stock, generally do not subject their holders to attribution, except non-voting equity and debt interests which in the aggregate constitute 33% or more of a licensee's total equity and debt capitalization will become attributable in certain circumstances pursuant to FCC rules scheduled to go into effect on November 16, 1999.

     In addition, the FCC has a "cross-interest" policy that, under certain circumstances, could prohibit a person or entity with an attributable interest in a broadcast station or daily newspaper from having a substantial (or, in the FCC's terms, "meaningful") nonattributable interest in another broadcast station or daily newspaper in the same local market. The FCC cross-interest policy will be eliminated under FCC rules scheduled to become effective on November 16, 1999.

     Programming and Operation. The Communications Act requires broadcasters to serve the "public interest." Broadcasters are required to present programming that is responsive to community problems, needs and interests and to maintain certain records demonstrating such responsiveness. Complaints from listeners concerning a station's programming will be considered by the FCC when it evaluates the licensee's renewal application, but such complaints may be filed and considered at any time. Stations also must follow various FCC rules that regulate, among other things, political advertising, the broadcast of obscene or indecent programming, sponsorship identification, the broadcast of contests and lotteries, and technical operations (including limits on radio frequency radiation). Failure to observe these or other rules and policies can result in the imposition of various sanctions, including monetary forfeitures, the grant of "short-term" (less than the maximum term) renewal or, for particularly egregious violations, the denial of a license renewal application or the revocation of a license.

     Local Marketing Agreements. A number of radio stations, including certain of our stations, have entered into what are commonly referred to as "local marketing agreements" or "time brokerage agreements." In a typical LMA, the licensee of a station makes available, for a fee, airtime on its station to a party which supplies programming to be broadcast during that airtime, and collects revenues from advertising aired during such programming. LMAs are subject to compliance with the antitrust laws and the FCC's rules and policies, including the requirement that the licensee of each station maintain independent control over the programming and other operations of its own station. The FCC has held that such agreements do not violate the Communications Act as long as the licensee of the station that is being substantially programmed by another entity maintains ultimate responsibility for, and control over, operations of its broadcast stations and otherwise ensures compliance with applicable FCC rules and policies.

     A station that brokers substantial time on another station in its market or engages in an LMA with a station in the same market will be considered to have an attributable ownership interest in the brokered station for purposes of the FCC's ownership rules, discussed above. As a result, a broadcast station may not enter into an LMA that allows it to program more than 15% of the broadcast time, on a weekly basis, of another local station that it could not own under the FCC's local multiple ownership rules.

     Proposed Changes. Pursuant to rules scheduled to go into effect on November 16, 1999, the FCC has revised certain of its radio and television ownership attribution policies, including by making non-voting equity and debt attributable interests under certain circumstances, and eliminating the cross-interest policy. There can be no assurance, however, that the effectiveness of those rules will not be stayed, or that those rules will not be reconsidered by the FCC or will ultimately become effective or adopted.

     The FCC, on April 2, 1997, awarded two licenses for the provision of satellite-delivered digital audio radio services. Under rules adopted for this service, licensees must begin operating within four years, and must be operating their entire system within six years. Digital technology also may be used in the future by terrestrial radio broadcast stations either on existing or alternate broadcasting frequencies, and the FCC has stated that it will consider making changes to its rules to permit AM and FM radio stations to offer digital audio broadcasting following industry analysis of technical standards and has invited and received comments on a petition requesting the FCC to initiate rule making with respect to digital audio broadcasting.

     In February 1999, the FCC released a Notice of Proposed Rulemaking proposing to establish a new low power FM radio service. The FCC has proposed to limit ownership and operation of low power FM stations to persons and entities which do not currently have an attributable interest in any FM station. We cannot predict whether the FCC ultimately will adopt rules authorizing low power FM service, or what impact that service would have on our operations. Adverse effects of a new low power FM service on our operations could include interference with our stations, competition by low power stations for audiences and advertising revenues, and hindering the adoption of proposals which might enable the Company's stations to commence digital audio broadcasting operations on their existing frequencies at some future time.

     In addition, from time to time Congress and the FCC have considered, and may in the future consider and adopt, new laws, regulations and policies regarding a wide variety of matters that could, directly or indirectly, affect the operation, ownership and profitability of our radio stations, result in the loss of audience share and advertising revenues for our radio stations, and affect the ability of Cumulus to acquire additional radio stations or finance such acquisitions.

     The foregoing is a brief summary of certain provisions of the Communications Act, the Telecom Act and specific FCC rules and policies. This description does not purport to be comprehensive and reference should be made to the Communications Act, the FCC's rules and the public notices and rulings of the FCC for further information concerning the nature and extent of federal regulation of radio broadcast stations.

     Antitrust and Market Concentration Considerations. Certain of our pending acquisitions, which meet specified size thresholds, are subject to applicable waiting periods and possible review under the HSR Act by the Department of Justice or the Federal Trade Commission, which evaluate transactions to determine whether those transactions should be challenged under the federal antitrust laws. Acquisitions that are not required to be reported under the HSR Act may still be investigated by the Department of Justice or the Federal Trade Commission under the antitrust laws before or after consummation. At any time before or after the consummation of a proposed acquisition, the Department of Justice or the Federal Trade Commission could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition or seeking divestiture of the business acquired or certain of our other assets. The Department of Justice has been active in its review of radio station acquisitions, particularly where an operator proposes to acquire additional stations in its existing markets or multiple stations in new markets, and has challenged a number of such transactions. Some of these challenges have resulted in consent decrees requiring the sale of certain stations, the termination of LMAs and other relief. In general, the Department of Justice has more closely scrutinized radio mergers and acquisitions resulting in local market shares in excess of 35% of radio advertising revenues, depending on format, signal strength and other factors. There is no precise numerical rule, though, and certain transactions resulting in more than 35% revenue shares have not been challenged, while certain other transactions may be challenged based on other criteria such as audience shares in one or more demographic groups as well as the percentage of revenue share. The Department of Justice can be expected to continue to enforce the antitrust laws in this manner, and we cannot be certain that one or more of our pending acquisitions are not or will not be the subject of an investigation or enforcement action by the Department of Justice or the Federal Trade Commission. We estimate that we have more than a 35% share of radio advertising revenues in many of our markets. If the Department of Justice or the Federal Trade Commission investigates or challenges one or more of the pending acquisitions or any subsequent acquisitions, we may need to restructure such transactions or divest other existing stations in a particular market. In addition, private parties may under certain circumstances bring legal action to challenge an acquisition under the antitrust laws.

     We are aware that the Department of Justice currently has two pending investigations regarding our acquisitions of up to eight stations in two markets. These investigations could result in our inability to acquire one or more of these stations in either or both markets. The Department of Justice has also commenced, and subsequently discontinued, investigations of several other acquisitions and pending acquisitions by Cumulus. There can be no assurance, however, that one or more of the pending acquisitions currently under investigation will not be the subject of an enforcement action by the Department of Justice, or that other pending acquisitions or future acquisitions will not be the subject of investigation or action by the Department of Justice or the Federal Trade Commission, or that the Department of Justice, the Federal Trade Commission or the FCC will not prohibit or require the restructuring of future acquisitions, including one or more of our pending acquisitions.

     In addition, where acquisitions would result in certain local radio advertising revenue concentration thresholds being met, the FCC staff has a policy of reviewing applications for proposed radio station acquisitions with respect to local market concentration concerns and specifically invites public comments on such applications. Such policy may help trigger petitions to deny and informal objections against FCC applications for certain pending acquisitions and future acquisitions. Specifically, the FCC staff has stated publicly that it is currently reviewing proposed acquisitions with respect to local radio market concentration if publicly available sources indicate that, following such acquisitions, one party would receive 50% or more of the radio advertising revenues in such local radio market, or that any two parties would together receive 70% or more of such revenues, notwithstanding that the proposed acquisitions would comply with the station ownership limits in the Telecom Act and the FCC's multiple ownership rules. The FCC places a specific notation on the public notices with respect to proposed radio station acquisitions that it believes may raise local market concentration concerns inviting public comment on such matters, and in some cases may request additional information with respect to such acquisitions. There can be no assurance that the FCC will ultimately approve any such acquisition. Competitors have also filed petitions or informal objections which are currently pending before the FCC on market concentration grounds and/or alleging non-compliance with the FCC's multiple ownership rules in seven markets (Grand Junction, Colorado; Columbus-Starkville, Mississippi; Columbus, Georgia; Augusta, Georgia; Topeka, Kansas; Pensacola, Florida; and Laurel-Hattiesburg, Mississippi, and the FCC staff has requested that we provide certain additional information with respect to the effects on competition and diversity of our pending acquisition of stations in the Toledo, Ohio and Augusta-Waterville, Maine markets) and all such petitions, objections or FCC requests must be resolved before FCC approval can be obtained and the acquisitions consummated. In addition, the FCC has recently indicated that it may propose new rules to define a "market" for purposes of the local radio station ownership limits in the Telecom Act and the FCC's multiple ownership rules, which if adopted potentially could reduce the number of stations that Cumulus would be allowed to acquire in some markets.

     As part of its increased scrutiny of radio station acquisitions, the Department of Justice has stated publicly that it believes that commencement of operations under LMAs, joint sales agreements and other similar agreements customarily entered into in connection with radio station ownership transfers prior to the expiration of the waiting period under the HSR Act could violate the HSR Act. In connection with acquisitions subject to the waiting period under the HSR Act, we will not commence operation of any affected station to be acquired under an LMA or similar agreement until the waiting period has expired or been terminated.

SEASONALITY

     We expect that our operations and revenues will be seasonal in nature, with generally lower revenue generated in the first quarter of the year and generally higher revenue generated in the fourth quarter of the year, with the exception of certain of our stations such as those in Salisbury-Ocean City, Maryland, and Myrtle Beach, South Carolina where the stations generally earn higher revenues in the second and third quarters of the year because of the higher seasonal population in those communities. The seasonality of our business causes and will likely continue to cause a significant variation in our quarterly operating results. Such variations could have a material adverse effect on the timing of our cash flows and therefore on our ability to pay interest on or to repay our debt, including debt under our credit facility, indenture and exchange debenture indenture.

EMPLOYEES

     At October 26, 1999, we employed approximately 2,700 people. No employees are covered by collective bargaining agreements, and we consider our relations with our employees to be satisfactory.

     We also employ several on-air personalities with large loyal audiences in their respective markets. On occasion, we enter into employment agreements with these personalities to protect our interests in those relationships that we believe to be valuable. The loss of one of these personalities could result in a short-term loss of audience share, but we do not believe that any such loss would have a material adverse effect on our business, results of operations or financial condition.

PROPERTIES AND FACILITIES

     The types of properties required to support each of our radio stations include offices, studios, transmitter sites and antenna sites. A station's studios are generally housed with its offices in business districts of the station's community of license or largest nearby community. The transmitter sites and antenna sites are generally located so as to provide maximum market coverage.

     At October 26, 1999, we owned studio facilities in 33 markets and we owned transmitter and antenna sites in 43 markets. We lease additional studio and office facilities in 36 markets and transmitter and antenna sites in 27 markets. In addition, we lease corporate office space in Atlanta, Georgia, Chicago, Illinois, and Milwaukee, Wisconsin, which in the aggregate approximates 20,000 square feet. We do not anticipate any difficulties in renewing any facility leases or in leasing alternative or additional space, if required. We own substantially all of our other equipment, consisting principally of transmitting antennae, transmitters, studio equipment and general office equipment.

     No one property is material to our operations. We believe that our properties are generally in good condition and suitable for our operations; however, we continually look for opportunities to upgrade our properties and intend to upgrade studios, office space and transmission facilities in certain markets.

LEGAL PROCEEDINGS

     On April 29, 1999, Cumulus was served with a complaint filed in state court in New York, seeking approximately $1.9 million in damages arising from our alleged breach of national representation agreements. We believe we have a variety of defenses to this claim. This action is currently in discovery.

     We recently were served with a complaint filed in county court in Alabama alleging that in August 1997, an employee of Colonial Broadcasting, Inc., which we acquired in July 1998, was at fault in connection with an automobile accident. The plaintiff is seeking $8.5 million in damages. We believe we have a right to indemnification from the sellers of Colonial Broadcasting under the related purchase agreement. The sellers' insurance company has assumed the defense of the matter.

     In addition, we currently and from time to time are involved in litigation incidental to the conduct of our business, but we are not a party to any lawsuit or proceeding which, in our opinion, is likely to have a material adverse effect on our business, results of operations or financial condition.

REORGANIZATION AND CORPORATE STRUCTURE

     In March 1998, we amended our articles of incorporation to change our name from Cumulus Holdings, Inc. to Cumulus Media Inc. Until immediately prior to the closing of our initial public offerings of debt and equity securities on July 1, 1998, Cumulus Media, LLC held all of our outstanding common stock. Cumulus Media, LLC's members included State of Wisconsin Investment Board, BA Capital Company, L.P., Heller Equity Capital Corporation, The Northwestern Mutual Life Insurance Company, and certain members of our management or affiliates of management. See "Principal Shareholders." Cumulus Media, LLC was liquidated and the shares of Class A common stock, Class B common stock and Class C common stock held by Cumulus Media, LLC were distributed to its members in liquidation.

     We conduct our U.S. radio operations primarily through Cumulus Broadcasting, Inc., which owns the radio stations acquired pursuant to asset purchase agreements. Cumulus Licensing Corp. holds all of the FCC licenses for our stations. Caribbean Communications Company Ltd. owns and operates radio stations throughout the English-speaking Eastern Caribbean, including Trinidad, St. Kitts-Nevis, St. Lucia, Montserrat and Antigua-Barbuda, and we have been granted a license for an FM station covering Barbados and Tortola, British Virgin Islands.

     In December 1998, we formed Cumulus Wireless Services, Inc., a wholly owned subsidiary of Cumulus Broadcasting, Inc., which together with Cumulus Broadcasting, owns our 216 broadcast towers. Cumulus Wireless Services, Inc. leases space on its broadcast towers to providers of communications services, with particular focus on a collocation strategy with wireless services providers who are building out mid-size markets.

                                   MANAGEMENT

     The following table sets forth certain information with respect to our directors, executive officers and managers:

NAME                                   AGE    POSITION(S)
----                                   ---    -----------
Richard W. Weening(1)................  53     Executive Chairman, Treasurer and Director
Lewis W. Dickey, Jr.(1)..............  37     Executive Vice Chairman and Director
William M. Bungeroth(1)..............  53     President and Director
Richard J. Bonick, Jr................  49     Vice President and Chief Financial Officer
Terrence Baun........................  51     Director of Engineering
John Dickey..........................  32     Director of Programming
Terrence Leahy.......................  44     Secretary and General Counsel
Daniel O'Donnell.....................  39     Vice President, Finance
Jeffrey J. Roznowski.................  41     Vice President and General Manager,
                                              Cumulus Wireless Services, Inc.
Mini Srivathsa.......................  30     Director of Technology
Robert H. Sheridan, III(2)(3)........  36     Director
Ralph B. Everett(3)..................  47     Director
Eric P. Robison(2)(3)................  40     Director

------------

(1) Member of the Executive Committee.

(2) Member of the Compensation Committee.

(3) Member of the Audit Committee.

     RICHARD W. WEENING has served as our Executive Chairman, Treasurer and a Director since March 1998. Mr. Weening served as our Chairman from our inception on May 22, 1997 until March 1998. Mr. Weening was a founder and an initial investor in Cumulus Media, LLC through his ownership interest in CML Holdings LLC, an investment fund managed by QUAESTUS Management Corporation, a private equity investment and advisory firm specializing in information services and media and new media companies. QUAESTUS Management Corporation was also a Managing Member of Cumulus Media, LLC. Mr. Weening served as Chairman and Chief Executive Officer of Cumulus Media, LLC from its inception in April 1997 until its dissolution in June 1998. Mr. Weening founded QUAESTUS Management Corporation in 1989 and served as its Chairman and Chief Executive Officer until March 1998. See "Certain Relationships and Related Transactions." Mr. Weening has over 20 years experience as a chief executive officer and investor in the information and media industry including, text and reference book publishing and business magazine publishing, radio broadcasting, interactive information services and electronic commerce software and services. In 1985, Mr. Weening founded Caribbean Communications Company Ltd., a radio broadcasting company acquired by Cumulus in May 1997. He currently serves as a director of QUAESTUS Management Corporation and ARI Network Services, Inc. He holds a Bachelor of Arts degree from St. John's University.

     LEWIS W. DICKEY, JR. has served as our Executive Vice Chairman and a Director since March 1998. Mr. Dickey was a founder and an initial investor in Cumulus Media, LLC through his interest in CML Holdings LLC and owns 75% of the outstanding equity interests of DBBC of Georgia, LLC, which was a Managing Member of Cumulus Media, LLC. He served as Executive Vice Chairman and a Director of Cumulus Media, LLC from its inception in April 1997 until its dissolution in June 1998. Mr. Dickey is the founder and was President of Stratford Research, Inc. from September 1985 to March 1998 and owns 25% of the outstanding capital stock of Stratford Research, Inc. Stratford Research, Inc. is a strategy consulting and market research firm advising radio and television broadcasters as well as other media related industries. From January 1988 until March 1998, Mr. Dickey served as President and Chief Operating Officer of Midwestern Broadcasting Corporation, which operated two stations in Toledo, Ohio that were acquired by the Company in November 1997. See "Certain Relationships and Related Transactions." He also has an ownership interest (along with members of his family and Mr. Weening) in three stations in Nashville, Tennessee:
WQQK-FM,

WNPL-FM and WVOL-AM. Mr. Dickey is a nationally regarded consultant on radio strategy and the author of The Franchise -- Building Radio Brands, published by the National Association of Broadcasters, one of the industry's leading texts on competition and strategy. He holds Bachelor of Arts and Master of Arts degrees from Stanford University and a Master of Business Administration degree from Harvard University. Mr. Dickey is the brother of John Dickey.

     WILLIAM M. BUNGEROTH has served as our President and a Director and President and Chief Executive Officer of Cumulus Broadcasting, Inc. since the companies began operations in May 1997. Mr. Bungeroth joined Cumulus from WPNT Radio in Chicago where he was Vice President and General Manager of this flagship property of Century Broadcasting Corporation. Prior to joining Century Broadcasting Corporation in 1992, he was President of Consulting Partners, which specialized in improving the operations of radio stations in mid-size and smaller markets. From August 1989 to July 1990, Mr. Bungeroth was Vice President of Major Market Affiliations at Unistar Radio Networks. From August 1987 to August 1989, he was President and Chief Operating Officer of Sunbelt Communications. From 1982 to 1987, he was Vice President of Sales and Operations at Century Broadcasting. He holds a Bachelor of Arts degree from Lafayette College.

     RICHARD J. BONICK, JR. has served as our Vice President and Chief Financial Officer since May 1997. Prior to joining Cumulus, Mr. Bonick had a 20 year career with Century Broadcasting where he held various financial and operating positions, most recently as Executive Vice President and Chief Financial Officer. He began his career with Price Waterhouse. Mr. Bonick is a Certified Public Accountant and holds a Bachelor of Arts degree from the University of Dayton and a Master of Management degree in finance from the Kellogg School at Northwestern University.

     TERRENCE M. BAUN has served as our Director of Engineering and Vice President of Cumulus Broadcasting, Inc. since January 1998. Prior to joining Cumulus, Mr. Baun was President of Criterion Broadcast Services, a broadcast engineering technical support company serving clients in Wisconsin and Illinois, from January 1988 to January 1998. Prior to January 1988, he was Technical Director of Multimedia Broadcasting's Radio Division, and a Chief Engineer at several Milwaukee stations. Mr. Baun is certified by the Society of Broadcast Engineers ("SBE") as a Professional Broadcast Engineer and recently concluded two years of service as SBE President. He is a 20-year member of the Audio Engineering Society, and holds a Bachelor of Sciences degree from Marquette University.

     JOHN DICKEY has served as our Director of Programming and Vice President of Cumulus Broadcasting Inc. since March 1998. Mr. Dickey has served as Executive Vice President of Stratford Research, Inc. since June 1988. He served as Director of Programming for Midwestern Broadcasting from January 1990 to March 1998 and is a partner in both Stratford Research, Inc. as well as the Nashville stations. Mr. Dickey also owns 25% of the outstanding capital stock of Stratford Research, Inc. and 25% of the outstanding equity interests of DBBC of Georgia, LLC. See "Certain Relationships and Related Transactions." Mr. Dickey holds a Bachelor of Arts degree from Stanford University. Mr. Dickey is the brother of Lewis W. Dickey, Jr.

     TERRENCE J. LEAHY has served as our Secretary and General Counsel and Vice President of Cumulus Broadcasting, Inc. since March 1998. Prior to March 1998, Mr. Leahy served Cumulus in the same capacity as a Managing Director of QUAESTUS Management Corporation and Vice President of the Company. Mr. Leahy began his career practicing media, telecommunications and corporate law and litigation in Washington, D.C. with the law firms of Wilmer, Cutler & Pickering and Mintz, Levin, Cohn, Ferris, Glovsky and Popeo. He joined QUAESTUS Management Corporation in April 1992 and was appointed General Counsel and Managing Director in January 1995. Mr. Leahy played a key role in the founding of Cumulus Media, LLC. He is an honors graduate of Princeton University, Harvard Law School, and the Executive MBA program at The Wharton School at the University of Pennsylvania.

     DANIEL O'DONNELL has served as our Vice President, Finance since June 1998 and our Director of Corporate Finance and Vice President of Cumulus Broadcasting, Inc. since March 1998. Prior to joining Cumulus in March 1998, Mr. O'Donnell was a Senior Vice President in the Corporate Finance Group of Heller Financial, Inc. from October 1994 to March 1998. Prior to joining Heller Financial Inc.'s Corporate Finance Group in 1992, Mr. O'Donnell held a number of offices within Heller Financial, Inc., including Vice President, Portfolio Manager for the Corporate Finance Group's media portfolio, Vice President of Heller's

Corporate Asset Quality Group, and Vice President, Finance for Heller International Corporation. Prior to joining Heller Financial, Inc., Mr. O'Donnell was a manager and audit supervisor for Arthur Young & Company in the Chicago office, which he joined in 1982. Mr. O'Donnell holds a Bachelor of Arts degree in Accounting from Loyola University in Chicago, and is a Certified Public Accountant.

     JEFFREY ROZNOWSKI has served as Vice President and General Manager of Cumulus Wireless Services, Inc. since December 1998. Prior to joining Cumulus, Mr. Roznowski had an 18-year career with Ameritech Corp. where he held a variety of engineering, financial, and operational positions, most recently serving as Director of Operations for Ameritech Cellular. He is certified as a professional engineer in the State of Wisconsin and serves on the faculty for the University of Wisconsin's Department of Engineering Professional Development. He holds a Bachelor of Science and Masters of Business Administration degrees from the University of Wisconsin.

     MINI SRIVATHSA has served as our Director of Technology and Vice President of Cumulus Broadcasting, Inc. since January 1998. Prior to joining Cumulus, Ms. Srivathsa was a Senior Consultant for Keane, Inc. from February 1997 to January 1998 and a Vice President of Wisconsin Java Users Group from July 1996 to May 1997. From December 1993 to February 1997, she served as a Systems Architect for ARI Network Services where she served as the lead architect for an object-oriented, distributed nation-wide ordering system and worldwide web-based search engine. From December 1992 to December 1993, Ms. Srivathsa was a consultant in the Consultant Services Division at the University of Wisconsin. Ms. Srivathsa has extensive experience in Internet-based applications, object-oriented technologies and electronic commerce. She was Vice President of the Wisconsin Java User Group and is a voting committee member of the Internet Developers Association. She has also published several articles on Internet technology. She holds a Bachelor of Science degree in Computer Science from Bangalore University and a Masters of Science degree in Computer Science from the University of Wisconsin.

     ROBERT H. SHERIDAN, III has served as our Director since July 1998. Mr. Sheridan served as a member of the Investment Committee of Cumulus Media, LLC from April 1997 until its dissolution in June 1998. Mr. Sheridan has served as a Managing Director of Bank of America Capital Investors, the principal investment group within Bank of America Corporation since January 1998, and is a Senior Vice President of BA Capital Company, L.P., formerly known as NationsBanc Capital Corp. He was a Director of a predecessor of Bank of America Capital Investors from January 1996 to January 1998. BA Capital Company, L.P., is a stockholder of the Company. Prior to joining NationsBanc Capital Investors in January 1994, Mr. Sheridan worked in the corporate bank division of a predecessor from June 1989 to January 1994. Mr. Sheridan holds a Bachelor of Arts degree from Vanderbilt University and a Master of Business Administration from Columbia University. See "Principal Shareholders."

     RALPH B. EVERETT has served as our Director since July 1998. Since 1989, Mr. Everett has been a partner with the Washington, D.C. office of the law firm of Paul, Hastings, Janofsky & Walker LLP, where he heads the firm's Federal Legislative Practice Group. Prior to 1989, he was Chief Counsel and Staff Director of the United States Senate Committee on Commerce, Science and Transportation. He is a Director and a member of the Investment Committee of Shenandoah Life Insurance Company. He is also a member of the Board of Visitors of Duke University Law School and the Norfolk Southern Corporation Advisory Board. Mr. Everett holds a Bachelor of Arts degree from Morehouse College and a Juris Doctor degree from Duke University.

     ERIC P. ROBISON has served as our Director since August 1999. Since January 1994, Mr. Robison has worked for Vulcan Northwest, Inc., the holding company that manages all personal and business interests for investor Paul G. Allen. In this role Mr. Robison serves as a Business Development Associate for Vulcan Ventures, Inc., the venture fund division of Vulcan and investigates and secures investment opportunities. Mr. Robison also serves on the board of directors of C/NET, Inc., ARI Network Services, Inc., Egghead.com, Inc. and Liquid Audio, Inc. Prior to joining Vulcan, Mr. Robison was co-founder and vice president of the Stanton Robison Group, Inc., a business development, marketing and advertising consulting firm. Mr. Robison has served in marketing management positions with SGS, Inc., Ashton-Tate, Inc., Denny's Inc. He has also worked on the account staff of some of several advertising agencies including McCann Erickson, Doyle Dane Bernbach and Foote Cone and Belding. Mr. Robison holds a Bachelor of Arts degree in communication studies from California State University, Sacramento, and a Master of Business Administration in general management from the University of California, Davis.

BOARD OF DIRECTORS

  COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee was established after completion of our initial public offering in July 1998. The Compensation Committee consists of Mr. Robert
J. Sheridan, III as Chairman and Mr. Eric P. Robison, neither of whom is an officer or employee of Cumulus or any of our subsidiaries. The Compensation Committee is responsible for making recommendations to the Board concerning the compensation levels of our executive officers. The Compensation Committee also administers our 1998 Stock Incentive Plan and Executive Stock Incentive Plan and determines awards to be made under such plan to our executive officers and to other eligible individuals. The Compensation Committee reviews compensation programs for executive officers annually.

     We may grant additional options in the future as part of our 1998 Stock Incentive Plan and our Executive Stock Incentive Plan. Granting of such options would require the approval of both our Board of Directors and our shareholders.

     In 1998, virtually all of the compensation decisions for executive officers were made by our Board of Directors prior to the completion of our initial public offering.

  AUDIT COMMITTEE

     Messrs. Sheridan, Robison and Everett serve as our Audit Committee.

  NON-EMPLOYEE DIRECTOR COMPENSATION

     Our directors who are not employees receive a fee of $1,000 for each Board meeting which they attend, plus out-of-pocket expenses incurred in connection with attendance at each such meeting. In addition, upon the completion of our initial public offering in July 1998, each non-employee director received options to purchase a total of 30,000 shares of Class A common stock and Mr. Robison received options to purchase 50,000 shares of Class A common stock upon his appointment to the Board on August 30, 1999. Messrs. Sheridan and Everett each received options to purchase an additional 10,000 shares of Class A common stock on August 30, 1999. Such options will be exercisable at the fair market value of the Class A common stock at the date of grant. These options will vest 20% per year with each option being fully exercisable five years from the date of grant, subject to acceleration under certain circumstances.

1998 STOCK INCENTIVE PLAN

     Our Board of Directors adopted the 1998 Stock Incentive Plan to provide our officers, other key employees and non-employee directors (other than participants in our executive plans described below), as well as consultants to the Cumulus, with additional incentives by increasing their proprietary interest in Cumulus. An aggregate of 1,288,834 shares of Class A common stock is subject to the 1998 Stock Incentive Plan, of which a maximum of 1,228,834 shares of Class A Common Stock is subject to incentive stock options and a maximum of 100,000 shares of Class A common stock is available to be awarded as restricted stock. In addition, subject to certain equitable adjustments, no one person will be eligible to receive options for more than 300,000 shares in any one calendar year and the maximum amount of restricted stock which will be awarded to any one person during any calendar year is $500,000. The 1998 Stock Incentive Plan permits Cumulus to grant awards in the form of stock options (including both incentive stock options that meet the requirements of Section 422 of the Internal Revenue Code of 1986, as amended, and non-qualified stock options) and restricted shares of the Class A common stock. All stock options awarded under the plan will be granted at an exercise price of not less than fair market value of the Class A common stock on the date of grant. No award is allowed to be granted under the 1998 Stock Incentive Plan after June 22, 2008. The 1998 Stock Incentive Plan is administered by the Compensation Committee of the Board, which has exclusive authority to grant awards under the plan and to make all interpretations and determinations affecting the plan. The Compensation Committee has discretion to determine the individuals to whom awards are granted, the amount of such award, any applicable vesting schedule, whether awards vest upon the occurrence of a change in control and other terms of any award. The Compensation Committee may delegate to certain senior officers of Cumulus its duties under the plan subject to such conditions or limitations as the Compensation Committee may establish. Any award made to a non-employee director must be approved by our Board of Directors. In the event of any changes in our capital structure, the Compensation Committee will make equitable adjustments to outstanding awards so that the net value of the award is not changed. As of September 30, 1999, there were outstanding options to purchase a total of 1,285,284 shares of Class A common stock exercisable at a price of $14.00 per share under the 1998 Stock Incentive Plan. These options vest, in general, over five years, with the possible acceleration of vesting for some options if certain performance criteria are met. In addition, all options vest upon a change of control as more fully described in the 1998 Stock Incentive Plan.

1999 STOCK INCENTIVE PLAN

     Our Board of Directors adopted the 1999 Stock Incentive Plan, subject to the approval of our shareholders at our November 2, 1999 annual meeting of shareholders. An aggregate of 900,000 shares of Class A common stock is subject to the 1999 Stock Incentive Plan, of which a maximum of 900,000 shares of Class A common stock is subject to incentive stock options and a maximum of 100,000 shares of Class A common stock is available to be awarded as restricted stock. In addition, subject to certain equitable adjustments, no one person will be eligible to receive options for more than 300,000 shares in any one calendar year and the maximum amount of restricted stock which will be awarded to any one person during any calendar year is $500,000. The 1999 Stock Incentive Plan permits us to grant awards in the form of stock options (including both incentive stock options that meet the requirements of Section 422 of the Internal Revenue Code and non-qualified stock options) and restricted shares of the Class A common stock. All stock options awarded under the plan will be granted at an exercise price of not less than fair market value of the Class A common stock on the date of grant. No award is allowed to be granted under the 1999 Stock Incentive Plan after August 30, 2009. The 1999 Stock Incentive Plan is administered by the Compensation Committee of the Board, which has exclusive authority to grant awards under the plan and to make all interpretations and determinations affecting the plan. The Compensation Committee has discretion to determine the individuals to whom awards are granted, the amount of such award, any applicable vesting schedule, whether awards vest upon the occurrence of a change in control and other terms of any award. The Compensation Committee may delegate to certain senior officers of Cumulus its duties under the plan subject to such conditions or limitations as the Compensation Committee may establish. Any award made to a non-employee director must be approved by our Board of Directors. In the event of any changes in Cumulus' capital structure, the Compensation Committee will make equitable adjustments to outstanding awards so that the net value of the award is not changed. As of September 30, 1999, there were outstanding options to purchase a total of 829,025 shares of Class A common stock exercisable at a price of $21.875 per share under the 1999 Stock Incentive Plan. These options vest, in general, over five years, with the possible acceleration of vesting for some options if certain performance criteria are met. In addition, all options vest upon a change of control as more fully described in the 1999 Stock Incentive Plan.

1998 EXECUTIVE STOCK INCENTIVE PLAN

     Our Board of Directors adopted the 1998 Executive Stock Incentive Plan to provide certain of our key executives with additional incentives by increasing their proprietary interest in Cumulus. An aggregate of 2,001,380 shares of Class C common stock is subject to the 1998 executive plan. In addition, no one person will be eligible to receive options for more than 1,000,690 shares in any one calendar year. Richard W. Weening, Executive Chairman, Treasurer and Director, and Lewis W. Dickey, Jr., Executive Vice Chairman and Director are the sole participants in the 1998 executive plan. The 1998 executive plan permits Cumulus to grant awards in the form of stock options (including both incentive stock options that meet the requirements of Section 422 of the Internal Revenue Code and non-qualified stock options) of Class C common stock. Stock options under the 1998 executive plan were granted on July 1, 1998 and are divided into three groups.

Group 1 consists of time vested options with an exercise price equal to $14.00 per share and vest quarterly in equal installments over a four-year period (subject to accelerated vesting in certain circumstances). Group 2 and Group 3 also consist of time-based options which vest in four equal annual installments on July 1, 1999, July 1, 2000, July 1, 2001 and July 1, 2002 (subject to accelerated vesting in certain circumstances). The first installment of both the Group 2 options and Group 3 options are exercisable at a price of $14.00 per share on July 1, 1999 and subsequent installments are exercisable at a price 15% (or 20% in the case of Group 3 options) greater than the prior year's exercise price for each of the next three years. The 1998 executive plan is administered by the Compensation Committee of the Board, which will have exclusive authority to grant awards under the 1998 executive plan and to make all interpretations and determinations affecting the 1998 executive plan. In the event of any changes in Cumulus' capital structure, the Compensation Committee will make equitable adjustments to outstanding awards granted under the 1998 executive plan so that the net value of the award is not changed. As of December 31, 1998, there are outstanding options to purchase a total of 2,001,380 shares of Class C common stock under the 1998 executive plan.

1999 EXECUTIVE STOCK INCENTIVE PLAN

     Our Board of Directors has also adopted the 1999 Executive Stock Incentive Plan, subject to the approval of our shareholders at our November 2, 1999 annual meeting of shareholders, to provide certain of our key executives with additional incentives by increasing their proprietary interest in Cumulus. An aggregate of 1,000,000 shares of Class C common stock is subject to the 1999 Executive Plan. In addition, no one person will be eligible to receive options for more than 500,000 shares in any one calendar year. Richard W. Weening, Executive Chairman, Treasurer and Director, and Lewis W. Dickey, Jr., Executive Vice Chairman and Director are the sole participants in the 1999 executive plan. The 1999 executive plan permits Cumulus to grant awards in the form of stock options (including both incentive stock options that meet the requirements of Section 422 of the Internal Revenue Code and non-qualified stock options) of Class C common stock. Stock options under the 1999 executive plan were granted on August 30, 1999 at an exercise price of $27.875 per share and vest quarterly in equal installments over a four-year period (subject to accelerated vesting in certain circumstances). The 1999 executive plan is administered by the Compensation Committee of the Board, which will have exclusive authority to grant awards under the executive plan and to make all interpretations and determinations affecting the 1999 executive plan. In the event of any changes in Cumulus' capital structure, the Compensation Committee will make equitable adjustments to outstanding awards granted under the 1999 executive plan so that the net value of the award is not changed. As of September 30, 1999, there are outstanding options to purchase a total of 1,000,000 shares of Class C common stock under the 1999 executive plan.

1999 EMPLOYEE STOCK PURCHASE PLAN

     Our Board of Directors has adopted the 1999 Employee Stock Purchase Plan, subject to the approval of our shareholders at our November 2, 1999 annual meeting of shareholders. The 1999 Employee Stock Purchase Plan is designed to qualify for certain income tax benefits for employees under Section 423 of the Internal Revenue Code and contains 1,000,000 shares of Class A Common Stock. The plan allows qualifying employees to purchase Class A common stock at the end of each calendar year, commencing with the calendar year beginning January 1, 1999, at 85% of the lesser of the fair market value of the Class A common stock on the first or last trading days of the year. The amount each employee can purchase is limited to the lesser of (i) 15% of pay or (ii) $25,000 of stock valued on the first trading day of the year. An employee must be employed at least six months as of the first trading day of the year in order to participate in the 1999 Employee Stock Purchase Plan. We apply APB Opinion No. 25 in accounting for stock options issued to employees and SFAS No. 123 in accounting for stock options issued to non-employees. Accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In November 1997, we acquired two radio stations (one AM and one FM station) in Toledo, Ohio from Midwestern Broadcasting, Inc. ("Midwestern"), an entity controlled by Lewis Dickey, Sr., the father of both our Executive Vice Chairman and Director, Lewis W. Dickey, Jr., and Vice President and Director of Programming, John Dickey. Lewis W. Dickey, Jr. was Midwestern's President and Chief Operating Officer until March 1998. John Dickey served as Director of Programming of Midwestern from January 1990 until March 1998. The total purchase price of the stations purchased from Midwestern was $10.0 million.

     Richard W. Weening, Lewis W. Dickey, Jr., John Dickey and other members of the Dickey family have ownership interests in three radio stations (two FM stations and one AM station) in Nashville, Tennessee which are not our affiliates.

     Lewis W. Dickey, Jr. and John Dickey each have a 25% ownership interest in Stratford Research, Inc., an entity that provides programming and marketing consulting and market research services to us. Under an agreement with Stratford Research, Stratford Research receives $25,000 to evaluate programming at target radio stations. Annual strategic studies cost us a minimum of $25,000, negotiable depending on competitive market conditions. Additionally, Stratford Research, Inc. will provide program consulting services for $810 per month per FM station, increasing to $890 per month per FM station over the three years of the agreement. Total fees paid to Stratford Research by Cumulus during the six months ended June 30, 1999 and the year ended December 31, 1998 were $1.3 million and $2.7 million, respectively.

     QUAESTUS Management Corporation, an entity controlled by Mr. Weening, provides industry research, market support and due diligence support services, and transaction management for our acquisitions and provides certain corporate finance and related services in support of our treasury function. During the six months ended June 30, 1999 and the year ended December 31, 1998, we paid QUAESTUS Management Corporation $430,000 and $1.4 million, respectively, for acquisition and corporate finance services. Under an agreement with QUAESTUS Management Corporation, QUAESTUS Management Corporation receives a specified rate per transaction between $15,000 and $60,000, depending on the number of FM stations acquired in the transaction, and conditioned on consummation of those transactions. In addition, we are obligated to reimburse QUAESTUS Management Corporation for all of its expenses incurred in connection with the performance of services under such agreement.

     We also paid to Cumulus Media, LLC in 1998 and 1997 fees consisting of (i) a non-recurring organizational fee of $300,000 in 1997 (with QUAESTUS Management Corporation receiving $180,000 of such fee and DBBC of Georgia, LLC, receiving $120,000 of such fee) and (ii) a management fee of $150,000 and $206,000 (with QUAESTUS Management Corporation receiving $90,000 and $123,600, respectively, of such fees from Cumulus Media, LLC and DBBC of Georgia, LLC, receiving $60,000 and $82,400, respectively, of such fees from Cumulus Media, LLC). The fees paid to Cumulus Media, LLC have terminated. Lewis W. Dickey, Jr. and John Dickey have a 75% and 25% ownership interest in DBBC of Georgia, LLC, respectively.

     One of our directors is Ralph B. Everett. Mr. Everett is a partner with the Washington, D.C. office of the law firm of Paul, Hastings, Janofsky & Walker LLP, where he heads the firm's Federal Legislative practice group. We also engage the law firm of Paul, Hastings, Janofsky & Walker LLP on numerous matters dealing with compliance with federal regulations and corporate finance activities. Total expenses paid to Paul, Hastings, Janofsky & Walker LLP during fiscal 1998 and 1997 were approximately $1.2 million and $0, respectively.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth as of October 26, 1999 and as adjusted to give effect to the sale of Class A common stock offered hereby, certain information regarding beneficial ownership of our common stock by (i) each person who is known to us to be the beneficial owner of more than five percent of the outstanding shares of common stock, (ii) each director, (iii) each of the five most highly compensated officers and (iv) all directors and executive officers as a group. All persons listed have sole voting and investment power with respect to their shares unless otherwise indicated.

                                                     CLASS A COMMON STOCK(1)           CLASS B COMMON STOCK(1)
                                                ---------------------------------   -----------------------------
                                                   PRIOR TO            AFTER            PRIOR TO
                                                   OFFERING          OFFERING           OFFERING         SHARES
                                                ---------------   ---------------   ----------------     BEING
NAME                                             NUMBER      %     NUMBER      %     NUMBER      %     OFFERED(3)
----                                            ---------   ---   ---------   ---   ---------   ----   ----------
State of Wisconsin Investment Board(4)........         --    --          --    --   3,791,619   48.3%   500,000
BA Capital Company, L.P.......................         --    --          --    --   3,371,246   42.9%   500,000
The Northwestern Mutual Life Insurance
 Company(5)...................................         --    --          --    --     693,728    8.8%        --
CML Holdings, LLC(6)..........................    201,100     *     201,100     *          --     --         --
QUAESTUS Management Corporation(6)............    101,000     *     101,000     *          --     --         --
QUAESTUS Partner Fund(6)......................     80,000     *      80,000     *          --     --         --
DBBC of Georgia, LLC(7).......................         --    --          --                --     --         --
Putnam Investment Management(8)...............  1,123,900   5.1%  1,123,900   5.0%         --     --         --
Richard W. Weening(9).........................    181,000     *     181,000     *          --     --         --
Lewis W. Dickey, Jr.(9).......................    149,740     *     149,740     *          --     --         --
William M. Bungeroth(10)......................    135,466     *     135,466     *          --     --         --
Richard J. Bonick, Jr.(10)....................     95,790     *      94,590     *          --     --         --
John Dickey(10)...............................     65,542     *      65,542     *          --     --         --
Robert H. Sheridan, III(11)...................      6,000     *       6,000     *          --     --         --
Ralph B. Everett(11)..........................      8,000     *       8,000     *          --     --         --
Eric P. Robison...............................         --    --          --    --          --     --         --
All Executive Officers and Directors, as a
 group (7 persons)............................    641,538   2.9%    641,538   2.6%         --     --

                                                    CLASS B COMMON STOCK(1)    CLASS C COMMON STOCK(1)(2)
                                                    --------------------   -----------------------------------
                                                             AFTER             PRIOR TO            AFTER
                                                            OFFERING           OFFERING           OFFERING
                                                        ----------------   ----------------   ----------------
NAME                                                     NUMBER      %      NUMBER      %      NUMBER      %
----                                                    ---------   ----   ---------   ----   ---------   ----
State of Wisconsin Investment Board(4)........          3,291,619   48.0%         --     --          --     --
BA Capital Company, L.P.......................          2,871,246   41.9%         --     --          --     --
The Northwestern Mutual Life Insurance
 Company(5)...................................            693,728   10.1%         --     --          --     --
CML Holdings, LLC(6)..........................                 --     --   1,522,422   70.8%  1,522,422   70.8%
QUAESTUS Management Corporation(6)............                 --     --     337,313   15.7%    337,313   15.7%
QUAESTUS Partner Fund(6)......................                 --     --          --     --          --     --
DBBC of Georgia, LLC(7).......................                 --     --     291,542   13.6%    291,542   13.6%
Putnam Investment Management(8)...............                 --     --          --     --          --     --
Richard W. Weening(9).........................                 --     --     738,281   30.1%    738,281   30.1%
Lewis W. Dickey, Jr.(9).......................                 --     --     592,510   24.1%    592,510   24.1%
William M. Bungeroth(10)......................                 --     --          --     --          --     --
Richard J. Bonick, Jr.(10)....................                 --     --          --     --          --     --
John Dickey(10)...............................                 --     --          --     --          --     --
Robert H. Sheridan, III(11)...................                 --     --          --     --          --     --
Ralph B. Everett(11)..........................                 --     --          --     --          --     --
Eric P. Robison...............................                 --     --          --     --          --     --
All Executive Officers and Directors, as a
 group (7 persons)............................                 --     --   1,330,791   48.3%  1,330,791   48.3%

------------
  *  Indicates less than one percent.

 (1) Except upon the occurrence of certain events, holders of Class B common stock are not entitled to vote, whereas each share of Class A common stock entitles its holders to one vote and subject to certain exceptions, each share of Class C common stock entitles its holders to ten votes. Under certain conditions and subject to prior governmental approval, shares of Class B common stock are convertible into shares of Class A common stock or Class C common stock.

 (2) Subject to certain exceptions, each share of Class C common stock entitles its holders to ten votes. Under certain conditions and subject to prior governmental approval, shares of Class C common stock are convertible into shares of Class A common stock.

 (3) Represents shares of Class B common stock to be converted into shares of Class A common stock and sold in this offering.

 (4) The address of the State of Wisconsin Investment Board is P.O. Box 7842, Madison, Wisconsin 53707. This information is based on a Schedule 13G dated February 4, 1999.

 (5) The address of the Northwestern Mutual Life Insurance Company is 720 East Wisconsin Avenue, Milwaukee, Wisconsin 53202. This information is based on a Schedule 13G dated February 10, 1999.

 (6) The address of CML Holdings, LLC, QUAESTUS Management Corporation and QUAESTUS Partner Fund is 111 East Kilbourn Avenue, Suite 2700, Milwaukee, WI 53202.

 (7) The address of DBBC of Georgia, LLC is 3060 Peachtree Road, N.W., Suite 730, Atlanta, Georgia 30305. This information is based on a Schedule 13G dated February 16, 1999.

 (8) The address of Putnam Investments, Inc. is One Post Office Square, Boston, Massachusetts 02109. This information is based on a Schedule 13G dated May 5, 1999. Of these shares, Putnam Investments, Inc. has shared voting power as to 592,000 shares and shared dispositive power as to all 1,123,900 shares of Class A common stock.

 (9) Represents beneficial ownership attributable to Mr. Weening as a result of his controlling interests in QUAESTUS Management Corporation and QUAESTUS Partner Fund and beneficial ownership attributable to Mr. L. Dickey as a result of his controlling interest in DBBC of Georgia, LLC. Includes options to purchase 300,968 shares of Class C common stock exercisable within 60 days granted to each of Messrs. Weening and L. Dickey under our executive stock incentive plan.

(10) Includes options to purchase 47,000, 7,324 and 30,542 shares of Class A common stock exercisable within 60 days granted to Messrs. Bungeroth, Bonick and J. Dickey, respectively, under our 1998 stock incentive plan.

(11) Includes options to purchase 6,000 shares of Class A common stock exercisable within 60 days granted to each of Messrs. Sheridan and Everett upon their election to our Board of Directors.

                          DESCRIPTION OF CAPITAL STOCK

     Because this is a summary description, it does not contain every term of our capital stock contained in our Amended and Restated Articles of Incorporation and Bylaws, and we refer you to the exhibits to our Registration Statement on Form S-1 filed with the SEC on March 30, 1998, which you can access through the SEC's website at http://www.sec.gov/edgarhp.htm, and to Illinois law.

     Our authorized capital stock consists of: (i) 50,000,000 shares of Class A common stock, par value $.01 per share; (ii) 20,000,000 shares of Class B common stock, par value $.01 per share; (iii) 30,000,000 shares of Class C common stock, par value $.01 per share and (iv) 262,000 shares of preferred stock, 250,000 of which are designated as Series A preferred stock.

     As provided in our definitive proxy statement dated September 30, 1999, our Board has approved, and has submitted to our shareholders for approval at our Annual Meeting of Shareholders to be held November 2, 1999, an amendment to our Amended and Restated Articles of Incorporation to increase the number of authorized shares of Class A common stock from 50,000,000 to 100,000,000.

COMMON STOCK

     General. Except with respect to voting and conversion, shares of Class A common stock, Class B common stock and Class C common stock are identical in all respects. Holders of shares of Class A common stock are entitled to one vote per share; except as provided below, holders of Class B common stock are not entitled to vote; and, subject to the next sentence, holders of shares of Class C common stock are entitled to ten votes per share. During the period of time commencing with the date of conversion of any Class B common stock to Class C common stock by either BA Capital Company, L.P., or the State of Wisconsin Investment Board and ending with the date on which BA Capital Company, L.P., and State of Wisconsin Investment Board (together with their respective affiliates) each ceases to beneficially own at least 5% of the aggregate shares of common stock held by such holders immediately prior to the consummation of our initial public offerings in July 1998, holders of Class C common stock shall be entitled to only one vote per share.

     Voting. All actions submitted to a vote of our stockholders are voted on by holders of Class A common stock and Class C common stock, voting together as a single class. Holders of Class B common stock are not entitled to vote, except with respect to the following fundamental corporate actions:

     - any proposed amendment to our Articles of Incorporation or Bylaws;

     - any proposed merger, consolidation or other business combination, or sale, transfer or other disposition of all or substantially all of our assets;

     - any proposed voluntary liquidation, dissolution or termination of Cumulus; and

     - any proposed transaction resulting in a change of control and except as set forth below.

     The consent of the holders of a majority of the outstanding shares of Class B common stock, consenting separately as a class, are required to approve any fundamental corporate action; provided that such consent rights will cease with respect to such holder of Class B common stock and the shares of Class B common stock held by such holder shall not be included in determining the aggregate number of shares outstanding for consent purposes, upon the failure of any such holder (together with its affiliates) to beneficially own at least 50% of the shares of common stock held by such holder immediately prior to the consummation of our initial public offerings in July 1998.

     In addition to the voting rights described above, our Amended and Restated Articles of Incorporation provide that, so long as BA Capital Company, L.P. (together with its affiliates) continues to own not less than 50% of the shares of common stock held by BA Capital Company, L.P., immediately prior to the consummation of our initial public offering in July 1998 and upon a final order by the FCC that the granting of the right to BA Capital Company, L.P., to designate a director to our Board of Directors pursuant to a stockholders agreement will not result in such holder's interest being "attributable" under applicable FCC rules, (a) the holders of the Class C common stock will be entitled to elect a director, which director shall be the BA Capital Company, L.P., designee (the "Class C Director") to our Board of Directors and (b) we may not take any of the following actions without the unanimous vote of our Board of Directors (including the Class C Director): (i) enter into any transaction with any of our affiliates or amend or otherwise modify any existing agreement with any of our affiliates other than transactions with affiliates which are on terms no less favorable to us than we would obtain in a comparable arm's-length transaction with a Person not our affiliate and which are approved, after the disclosure of the terms thereof, by vote of the majority of the Board of Directors (provided, that any director which is an interested party or our affiliate of an interested party will not be entitled to vote and will not be included in determining whether a majority of the Board of Directors has approved the transaction); (ii) issue any shares of our Class B common stock or our Class C common stock; (iii) acquire (by purchase or otherwise) or sell, transfer or otherwise dispose of assets having a fair market value in excess of 10% of our stockholders' equity as of the last day of the preceding fiscal quarter for which financial statements are available; or (iv) amend, terminate or otherwise modify any of the foregoing clauses (i) through
(iii) or this clause (iv) or any provision governing the voting or conversion rights of the Class B common stock or the Class C common stock. The holders of the Class C common stock have entered into a stockholders agreement with BA Capital Company, L.P. providing that such holders of Class C common stock will elect the person designated by BA Capital Company, L.P. as the Class C Director.

     The Amended and Restated Articles of Incorporation further provide that the Board of Directors will be required to consider in good faith any bona fide offer from any third party to acquire any of our stock or assets and to pursue diligently any transaction determined by the Board of Directors in good faith to be in the best interests of our stockholders.

     Dividends and Other Distributions (Including Distributions upon Liquidation or Sale of Cumulus). Each share of Class A common stock, Class B common stock and Class C common stock shares equally in dividends and other distributions in cash, stock or property (including distributions upon our liquidation and consideration to be received upon a sale or conveyance of all or substantially all of our assets); except that in the case of dividends or other distributions payable on the Class A common stock, Class B common stock or the Class C common stock in shares of such stock, including distributions pursuant to stock splits or dividends, only Class A common stock will be distributed with respect to Class A common stock, only Class B common stock will be distributed with respect to Class B common stock and only Class C common stock will be distributed with respect to Class C common stock. In no event will any of the Class A common stock, Class B common stock or the Class C common stock be split, divided or combined unless each other class is proportionately split, divided or combined.

     Convertibility of Class B Common Stock into Class A Common Stock or Class C Common Stock and Convertibility of Class C Common Stock into Class A Common Stock. The Class B common stock is convertible at any time, or from time to time, at the option of the holder of such Class B common stock (provided that the prior consent of any governmental authority required to make such conversion lawful shall have been obtained) without cost to such holder (except any transfer taxes that may be payable if certificates are to be issued in a name other than that in which the certificate surrendered is registered), into Class A common stock or Class C common stock on a share-for-share basis; provided such holder is not at the time of such conversion a Disqualified Person (as defined below).

     The Class C common stock is convertible at any time, or from time to time, at the option of the holder of such Class C common stock (provided that the prior consent of any governmental authority required to make such conversion lawful shall have been obtained) without cost to such holder (except any transfer taxes that may be payable if certificates are to be issued in a name other than that in which the certificate surrendered is registered), into Class A common stock on a share-for-share basis; provided such holder is not at the time of such conversion a Disqualified Person. In the event of the death of Richard W. Weening or Lewis W. Dickey, Jr. (each a "Principal") or the disability of a Principal which results in the termination of such Principal's employment, each share of Class C common stock held by such deceased or disabled Principal or any related party or affiliate of such deceased or disabled Principal shall automatically be converted into one share of Class A common stock.

     A record or beneficial owner of shares of Class B common stock or Class C common stock which was converted from Class B common stock may transfer such shares of Class B common stock or Class C common stock (whether by sale, assignment, gift, bequest, appointment or otherwise) to any transferee, provided that the prior consent of any governmental authority required to make such transfer lawful shall have been obtained, and provided, further, that the transferee is not a Disqualified Person. Concurrently with any such transfer, all shares of such transferred Class B common stock or Class C common stock shall convert into shares of Class A common stock, and the holders of such converted common stock shall exchange their share certificates for Class A common stock.

     A record or beneficial owner of shares of Class C common stock may transfer such shares (whether by sale, assignment, gift, bequest, appointment or otherwise) to any transferee; provided that the prior consent of any governmental authority required to make such transfer lawful shall have first been obtained and the transferee is not a Disqualified Person, and provided further, that if the transferee is not an affiliate or a related party of a Principal, then, concurrently with any such transfer, each such transferred share of Class C common stock shall automatically be converted into one share of Class A common stock.

     As a condition to any proposed transfer or conversion, the person who intends to hold the transferred or converted shares will provide us with any information reasonably requested by us to enable us to determine whether such a person is a Disqualified Person.

     A person shall be deemed to be a "Disqualified Person" if (and with respect to any proposed conversion or transfer, after giving effect to such proposed conversion or transfer) our Board of Directors in good faith determines a person is (or would be after giving effect to such conversion or transfer), or a person becomes aware that he or she is (or would be after giving effect to such conversion or transfer), or the FCC determines by a final order that such person is (or would be after giving effect to such conversion or transfer), a person which, directly or indirectly, as a result of ownership of common stock or our other capital stock or otherwise (i) causes (or would cause) us or any of our subsidiaries to violate the multiple, cross-ownership, cross-interest or other rules, regulations, policies or orders of the FCC, or (ii) would result in our disqualification or the disqualification of any of our subsidiaries as a licensee of the FCC or (iii) would cause us to violate the provisions with respect to foreign ownership or voting of Cumulus or any of our subsidiaries as set forth in Section 310(b)(3) or (4) of the Communications Act, as applicable. Notwithstanding the foregoing, if a person objects in good faith, within 10 days of notice from us that the Board of Directors has determined that such person is a Disqualified Person, we and/or such person shall, when appropriate, apply for a determination by the FCC with respect thereto within 10 days of notice of such objection. If no determination is made by the FCC within 90 days from the date of such application or if we and such holder determine that it is inappropriate to make any application to the FCC, we and such holder agree that such determination shall be made by an arbitrator, mutually agreed upon by us and such holder. Notwithstanding the foregoing, until a determination is made by the FCC (and such determination is a final order) or by the arbitrator, such person will not be deemed a Disqualified Person.

     In the event the FCC determines by a final order, a person obtains knowledge that it is, or, subject to the above, the Board of Directors in good faith determines that, a person is a Disqualified Person, such person shall promptly take any and all actions necessary or required by the FCC to cause such person to cease being a Disqualified Person, including, without limitation, divesting all or a portion of its interest in Cumulus, making an application to or requesting a ruling from and/or cooperating with us in any application to or request for a ruling from the FCC seeking a waiver for or an approval of such ownership, divesting itself of any ownership interest in any entity which together with such person's interest in Cumulus makes such person a Disqualified Person, entering into a voting trust whereby its interest in Cumulus will not make such person a Disqualified Person or exchanging its shares of common stock for Class B common stock. Our Amended and Restated Articles of Incorporation provide that all shares of common stock will bear a legend regarding restrictions on transfer and ownership.

     Registration Rights of Certain Holders. Pursuant to an agreement among Cumulus, BA Capital Company, L.P., the State of Wisconsin Investment Board and certain other holders (collectively, the "Holders of Registrable Stock") of 7,856,593 shares of Class B common stock (which are convertible into

7,856,593 shares of Class A common stock upon the exercise of conversion rights with respect to the Class B common stock), the Holders of Registrable Stock are entitled to certain demand and piggyback registration rights (or, in some cases, piggyback registration rights only) with respect to shares of Class A common stock (the "Registrable Stock"). Pursuant to such agreement (i) in the case of a first notice, persons holding more than 25% of the Registrable Stock, (ii) in the case of a second notice, persons holding more than 25% of the Registrable Stock, excluding Registrable Stock held by the person(s) initiating the first notice and (iii) in the case of a third notice, persons holding more than 20% of the Registrable Stock, excluding Registrable Stock held by person(s) initiating the first or second notice may request that we file a registration statement under the Securities Act. Upon such request and subject to certain conditions, we generally will be required to use our commercially reasonable efforts to effect any such registration. We are not required to effect more than three such demand registrations (subject to (i) one additional demand Registration if all Registrable Stock to be included in prior demand registrations are not so included and (ii) one additional demand to BA Capital Company, L.P., in the event BA Capital Company, L.P. is not permitted, pursuant to a no-action letter from the Commission, to "tack" the holding period of Cumulus Media, LLC to its own holding period with respect to the shares of the common stock distributed to BA Capital Company, L.P., upon dissolution of Cumulus Media, LLC). In addition, if we propose to register any of our securities, either for our own account or for the account of other stockholders (including, without limitation, for the account of any Holder of Registrable Stock), we are required, with certain exceptions, to notify all Holders of Registrable Stock and, subject to certain limitations, to include in such registration all of the shares of common stock requested to be included by the Holders of Registrable Stock. We are generally obligated to bear the expenses, other than underwriting discounts and sales commissions, of all of these registrations. The piggyback registration rights expire at such time as a Holder of Registrable Stock would be able to dispose of all of its Registrable Stock in any six-month period under Rule 144 of the Securities Act.

     Preemptive Rights. Neither the Class A common stock nor the Class B common stock nor the Class C common stock carry any preemptive rights enabling a holder to subscribe for or receive shares of our stock of any class or any other securities convertible into shares of our stock. Our Board of Directors possesses the power to issue shares of authorized but unissued Class A common stock without further stockholder action.

     Liquidation, Dissolution or Winding Up. In the event of any liquidation, dissolution or winding up of Cumulus, whether voluntarily or involuntarily, after payment or provision for payment of our debts and other liabilities and the preferential amounts to which the holders of any stock ranking prior to the Class A common stock, the Class B common stock and the Class C common stock in the distribution of assets shall be entitled upon liquidation, the holders of the Class A common stock, the Class B common stock and the Class C common stock shall be entitled to share pro rata in our remaining assets according to their respective interests.

PREFERRED STOCK

     Authorized shares of preferred stock may be issued from time to time by our Board of Directors, without stockholder approval, in one or more series. Subject to the provisions of the Amended and Restated Articles of Incorporation and the limitations prescribed by law, the Board of Directors is expressly authorized to adopt resolutions to issue the authorized shares of preferred stock, to fix the number of shares and to change the number of shares constituting any series, and to provide for or change the voting powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions thereof, including dividend rights (including whether dividends are cumulative), dividend rates, terms of redemption (including sinking fund provisions), redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series of preferred stock, in each case without any further action or vote by the stockholders.

     One of the effects of undesignated preferred stock may be to enable the Board of Directors to render more difficult or to discourage an attempt to obtain control of Cumulus by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of our management. The issuance of shares of the preferred stock pursuant to the Board of Directors' authority described above may adversely affect the rights of the holders of common stock. For example, our preferred stock may rank prior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for the common stock at a premium or may otherwise adversely affect the market price of the common stock.

SERIES A PREFERRED STOCK AND EXCHANGEABLE DEBENTURES

     General. We currently have 106,126 shares of 13 3/4% Series A Cumulative Exchangeable Redeemable Preferred Stock due 2009, with a liquidation preference of $1,000 per share outstanding.

     Dividends. The holders of the Series A preferred stock are entitled to receive cumulative dividends at an annual rate equal to 13 3/4% of the liquidation preference per share of the Series A preferred stock, payable quarterly, in arrears. On or before July 1, 2003, we may, at our option, pay dividends in cash or in additional fully paid and non-assessable shares of Series A preferred stock having a liquidation preference equal to the amount of such dividends. It is not expected that we will pay any dividends in cash prior to July 1, 2003. After July 1, 2003, dividends may be paid only in cash. The terms of our credit facility and indenture restrict, and our future indebtedness may restrict, the payment of cash dividends by Cumulus.

     Redemption. The shares of Series A preferred stock are subject to mandatory redemption on July 1, 2009, at a price equal to 100% of the liquidation preference thereof plus any and all accrued and unpaid cumulative dividends thereon. We may not redeem the Series A preferred stock prior to July 1, 2003. On or after such date, we may redeem the Series A preferred stock at the redemption prices set forth under the terms of our certificate of designation pursuant to which the Series A preferred stock was issued together with accumulated and unpaid dividends, if any, to the date of redemption. In the event of a change of control, we must offer to redeem the outstanding shares of the Series A preferred stock for cash at a purchase price of 101% of the liquidation preference thereof, together with all accumulated and unpaid dividends.

     Voting. The holders of the shares of the Series A preferred stock have no voting rights with respect to general corporate matters except that the holders of a majority of the then outstanding Series A preferred stock, voting as a class, may elect two directors to our Board of Directors in the event of (i) a failure to pay dividends on the Series A preferred stock for four consecutive quarters, (ii) a failure to discharge a redemption obligation with respect to the Series A preferred stock, (iii) a failure to offer to purchase the outstanding shares of Series A preferred stock following a change of control,
(iv) a violation of certain covenants after the expiration of applicable grace periods, all as set forth in our certificate of designation or (v) a default in the payment of principal, premium or interest in our indebtedness or certain of its subsidiaries or any other default which results in the acceleration of such indebtedness prior to its maturity, in each case if the aggregate principal amount of all such indebtedness exceeds $5.0 million.

     Holders of a majority of the outstanding shares of Series A preferred stock, voting as a separate class, must approve (i) any merger, consolidation or sale of all or substantially all of our assets not specifically permitted by our certificate of designation and (ii) any modification to our certificate of designation or the form of the exchange debenture indenture.

     Liquidation, Dissolution or Winding Up. Upon any liquidation, dissolution or winding up of Cumulus, the holders of the Series A preferred stock are entitled to be paid for each share thereof out of our assets before any distribution is made to any shares of junior stock.

     Exchange. We may at our option exchange all, but not less than all, of the then outstanding shares of Series A preferred stock into exchange debentures on any dividend payment date, subject to certain restrictions contained in the certificate of designation.

     Exchange Debentures. The exchange debentures, if issued, will be issued under an indenture between Cumulus and U.S. Bank Trust National Association, as trustee. The exchange debentures will be issued in fully registered form only in denominations of $1,000 and integral multiples thereof. Interest on the exchange debentures will be payable semi-annually in arrears in cash (or on or prior to 2003, in additional exchange debentures, at our option). The exchange debentures will be unsecured and will be subordinated in right of payment to all Exchange Debenture Senior Debt (as defined in the exchange debenture indenture), including debt in respect of our credit facility and our senior subordinated notes and will contain covenants and events of default and remedies with respect thereto which are substantially similar to the covenants contained in our senior subordinated notes.

     The exchange debentures are subject to mandatory redemption on July 1, 2009, at a price equal to 100% of the principal amount thereof together with accrued and unpaid interest, if any, to the date of redemption. Except as provided herein, we may not redeem the exchange debentures prior to July 1, 2003. On or after such date, we may redeem the exchange debentures at the redemption prices set forth in the indenture governing the exchange debentures together with accrued and unpaid interest, if any, to the date of redemption. Prior to July 1, 2001, we may redeem up to 35% of the original aggregate principal amount of the exchange debentures with the proceeds of one or more Equity Offerings (as defined in the exchange debenture indenture) at a redemption price equal to 113 3/4% of the principal amount thereof plus accrued and unpaid interest thereon. In the event of a change of control, we must offer to redeem the outstanding exchange debentures for cash at a purchase price of 101% of the principal amount thereof, together with all accrued and unpaid interest.

CERTAIN STATUTORY AND OTHER PROVISIONS

     Illinois law and our Articles of Incorporation and Bylaws contain several provisions that may make the acquisition of control of Cumulus by means of tender offer, open market purchases, proxy contest or otherwise more difficult. Set forth below is a description of those provisions.

     Illinois Law. We are subject to Section 7.85 of the Business Corporation Act of Illinois. Section 7.85 prohibits a publicly held Illinois corporation from engaging in a "business combination" with an "interested shareholder," unless the proposed "business combination" (i) receives the affirmative vote of the holders of at least 80% of the combined voting power of the then outstanding shares of all classes and series of the capital stock of the corporation entitled to vote generally in the election of directors (the "Voting Shares") voting together as a single class, and the affirmative vote of a majority of the combined voting power of the then outstanding Voting Shares held by disinterested shareholders voting together as a single class, (ii) is approved by at least two-thirds of the "disinterested directors," or (iii) provides for consideration offered to shareholders that meets certain fair price standards and satisfies certain procedural requirements. Such fair price standards require that the fair market value per share of such consideration be equal to or greater than the higher of (A) the highest price paid by the "interested shareholder" during the two-year period immediately prior to the first public announcement of the proposed "business combination" or in the transaction by which the "interested shareholder" became such, and (B) the fair market value per common share on the first trading date after the date the first public announcement of the proposed "business combination" or after the date of the first public announcement that the "interested shareholder" has become such. For purposes of Section 7.85, "disinterested director" means any member of the board of directors of the corporation who (a) is neither the "interested shareholder" nor an affiliate or associate thereof, (b) was a member of the board of directors prior to the time that the "interested shareholder" became such, or was recommended to succeed a "disinterested director" by a majority of the "disinterested directors" then in office, and (c) was not nominated for election as a director by the "interested shareholder" of any affiliate or associate thereof. For purposes of Section 7.85 and Section 11.75 described below, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested shareholder, and an "interested shareholder" is a person who, together with affiliates and associates, owns (or within the prior two years, did own) 10% or more of the combined voting power of the outstanding Voting Shares.

     We are also subject to Section 11.75 of the Business Corporation Act of Illinois which prohibits "business combinations" with "interested shareholders" for a period of three years following the date that such shareholder became an "interested shareholder," unless (i) prior to such date, the Board of Directors approve the transaction that resulted in the shareholder becoming an "interested shareholder," or (ii) upon consummation of such transaction, the "interested shareholder" owned at least 85% of the Voting Shares outstanding at the time such transaction commenced (excluding shares owned by directors who are also officers, and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or
(iii) on or after such date, the "business combination" is approved by the Board of Directors and authorized at a meeting of the shareholders by two-thirds of the outstanding Voting Shares not owned by the

"interested shareholder." For purposes of Section 11.75, an "interested shareholder" is a person who, together with affiliates and associates, owns (or within the prior three years, did own) 15% or more of the combined voting power of the Voting Shares.

     Although Illinois law generally requires the affirmative votes of at least two-thirds of the votes of our shares entitled to vote to approve or authorize any (a) merger or consolidation of Cumulus with or into another corporation, (b) sale, lease or other disposition of all or substantially all of our assets, (c) dissolution of Cumulus or (d) amendment of our Articles of Incorporation, we have elected, as permitted by Illinois law, to require only majority vote for the approval or authorization of such actions. The substitution of the majority voting requirement may have the effect of permitting a change of control of Cumulus not favored by a shareholder or group of shareholders holding a substantial minority of the outstanding voting stock.

     As provided in our definitive proxy statement dated September 30, 1999, our Board has approved, and has submitted to our shareholders for approval at our Annual Meeting of Shareholders to be held November 2, 1999, an amendment to our Articles of Incorporation to provide for staggered three-year terms for our directors. Such a provision, if adopted, would effectively prevent a change in a majority of the directors of Cumulus from being effected at a single annual meeting of shareholders. While the principal purpose of such a provision is to provide continuity on the Board of Directors, the provisions could have the effect of discouraging a third party from attempting to change the management and policies of Cumulus by effecting a change in the majority of the Board of Directors through a proxy contest.

     Elimination of Liability in Certain Circumstances. Our Articles of Incorporation eliminate the liability of our directors to Cumulus or our shareholders for monetary damages resulting from breaches of their fiduciary duties as directors with certain exceptions specified in our Articles of Incorporation and by Illinois law. Directors remain liable for breaches of their duty of loyalty to Cumulus or our shareholders, as well as for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law and transactions from which a director derives improper personal benefit. Our Articles of Incorporation also do not absolve directors of liability under
Section 8.65 of the Business Corporation Act of Illinois, which makes directors personally liable for (i) unlawful dividends or unlawful stock repurchases or redemptions if the director did not act in good faith, (ii) the barring of known claims against the corporation after dissolution, and (iii) debts incurred by a dissolved corporation in carrying on its business. The net effect of these provisions is to eliminate the personal liability of directors for monetary damages for breach of their fiduciary duty of care, even in cases of gross negligence, but not in cases of intentional wrongdoing. We believe that this provision does not eliminate the liability of our directors to Cumulus or our stockholders for monetary damages under the federal securities laws. The Bylaws also provide indemnification for the benefit of our directors and officers to the fullest extent permitted by Illinois law as it may be amended from time to time, including most circumstances under which indemnification otherwise would be discretionary.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Class A common stock is Firstar Trust Company.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

OUR CREDIT FACILITY

     General. Our credit facility with Lehman Brothers Inc., as arranger, Barclays Capital, as syndication agent, and Lehman Brothers Commercial Paper Inc., as administrative agent, is in an aggregate principal amount of $225.0 million. Our new credit facility consists of a seven-year revolving credit facility of $50.0 million, a revolving credit facility of $50.0 million that will convert into a seven-year term loan 364 days after closing, an eight-year term loan facility of $75.0 million and an eight and one-half year term loan facility of $50.0 million. The amount available under the seven-year revolving credit facility will be automatically reduced by 5% of the initial aggregate principal amount in each of the third and fourth years following closing, 10% of the initial aggregate principal amount in the fifth year following the closing, 20% of the initial aggregate principal amount in the sixth year following the closing and the remaining 60% of the initial aggregate principal amount in the seventh year following the closing.

     Security; Guarantees. Our obligations under our credit facility are secured by substantially all of our assets in which a security interest may lawfully be granted (including FCC licenses held by our subsidiaries) including, without limitation, intellectual property, real property, and all of the capital stock of our direct and indirect domestic subsidiaries, except the capital stock of Broadcast Software International, Inc., Cumulus Internet Services Inc. and Cumulus Telecommunications, Inc., and 65% of the capital stock of any first-tier foreign subsidiaries. The obligations under our credit facility are also guaranteed by each of our direct and indirect domestic subsidiaries, except Broadcast Software, Cumulus Internet Services and Cumulus Telecommunications, and are required to be guaranteed by any additional subsidiaries acquired by Cumulus.

     Interest Rates; Fees; Repayments. Both the revolving credit and term loan borrowings under our credit facility bear interest, at our option, at a rate equal to the Base Rate (as defined under the terms of our credit facility) plus a margin ranging between 0.50% to 2.125%, or the Eurodollar Rate (as defined under the terms of our credit facility) plus a margin ranging between 1.50% to 3.125% (in each case dependent upon our leverage ratio). A commitment fee calculated at a rate ranging from 0.375% to 0.75% per annum (depending upon our utilization rate) of the average daily amount available under the revolving lines of credit is payable quarterly in arrears and fees in respect of letters of credit issued under our credit facility equal to the interest rate margin then applicable to Eurodollar Rate loans under our seven-year revolving credit facility also will be payable quarterly in arrears. In addition, a fronting fee of 0.125% is payable quarterly to the issuing bank.

     The eight-year term loan borrowings are repayable in quarterly installments beginning in 2001. The scheduled annual amortization is $0.75 million for each of the third, fourth, fifth, sixth and seventh years following closing and $71.25 million in the eighth year following closing. The eight and a half year term loan is repayable in two consecutive equal quarterly installments on November 30, 2007 and February 28, 2008. The first revolving credit loan, upon conversion to a seven-year term loan, is repayable in quarterly installments beginning in 2001. The scheduled annual amortization is 10% of the initial aggregate principal amount in each of the third and fourth years following closing, 15% of the initial aggregate principal amount in each of the fifth and sixth years following closing and the remaining 50% of the initial aggregate principal amount in the seventh year following closing. The amount available under the second revolving credit facility will be automatically reduced in quarterly installments as described in the first paragraph above. Certain mandatory prepayments of the term loan facility and the revolving credit line and reductions in the availability of the revolving credit line are required to be made including: (i) subject to certain exceptions which are applicable to this offering, 100% of the net proceeds from any issuance of capital stock or incurrence of indebtedness; (ii) 100% of the net proceeds from certain asset sales; and (iii) between 50% and 75% (dependent on our leverage ratio) of our excess cash flow.

     Covenants. The terms of our credit facility contain operating and financial covenants, including, without limitation, requirements to maintain minimum ratios of cash flow to interest expense and cash flow to debt service/fixed charges and maximum ratios of total debt to cash flow and senior debt to cash flow. Our credit facility provides that we must maintain (a) for any four fiscal quarters, a minimum ratio of cash flow to interest expense that increases incrementally from 1.40 to 1.00 as of December 31, 1999, to 2.20 to
1.00 for the period ending December 31, 2001 or thereafter; (b) for any four fiscal quarters, a minimum ratio of cash flow to debt service that increases incrementally from 1.10 to 1.00 as of December 31, 1999 to 1.20 to 1.00 for the period ending December 31, 2001 or thereafter;
(c) for any four fiscal quarters, a maximum ratio of total debt to cash flow decreasing incrementally from 7.25 to 1.00 as of December 31, 1999 to 5.25 to
1.00 for the period ending December 31, 2001, and thereafter; and (d) for any four fiscal quarters, a maximum ratio of senior debt to cash flow decreasing incrementally from 3.75 to 1.00 as of December 31, 1999 to 3.00 to 1.00 for the period ending December 31, 2001, and thereafter. In addition, the terms of our credit facility will restrict, among other things, the ability of Cumulus and our restricted subsidiaries to incur additional indebtedness, incur liens, guarantee obligations, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets.

     Events of Default. The terms of our credit facility contain events of default after expiration of applicable grace periods, including failure to make payments on the credit facility, breach of covenants, breach of representations and warranties, invalidity of the agreement governing the credit facility and related documents, cross default under other agreements or conditions relating to indebtedness of Cumulus or our restricted subsidiaries, certain events of liquidation, moratorium, insolvency, bankruptcy or similar events, enforcement of security, certain litigation or other proceedings, and certain events relating to changes in control.

     Upon the occurrence of an event of default under the terms of our credit facility, the majority of the lenders are able to declare all amounts under our credit facility to be due and payable and take certain other actions, including enforcement of rights in respect of the collateral. The majority of the banks extending credit under each term loan facility and the majority of the banks under each revolving credit facility may terminate such term loan facility and such revolving credit facility, respectively.

OUR SENIOR SUBORDINATED NOTES

     General.  We have issued $160.0 million of our senior subordinated notes.

     Interest. Our senior subordinated notes bear interest at the rate of 10 3/8% per annum, payable semi-annually in arrears.

     Redemption. Our senior subordinated notes mature on July 1, 2008, at a price equal to 100% of the principal amount thereof together with accrued and unpaid interest, if any, to the date of redemption. Except as provided herein, we may not redeem our senior subordinated notes prior to July 1, 2003. On or after such date, we may redeem the senior subordinated notes at the redemption prices set forth in the indenture pursuant to which our senior subordinated notes were issued together with accrued and unpaid interest, if any, to the date of redemption. Prior to July 1, 2001, we may redeem up to 35% of the original aggregate principal amount of our senior subordinated notes with the proceeds of one or more Equity Offerings (as defined in the indenture) at a redemption price equal to 110 3/8% of the principal amount thereof plus accrued and unpaid interest thereon; provided, however, that at least 65% of the original aggregate principal amount of the senior subordinated notes remain outstanding following each such redemption. No portion of the proceeds from this offering will be used to redeem our senior subordinated notes. In the event of a change of control, we must offer to redeem the outstanding senior subordinated notes for cash at a purchase price of 101% of the principal amount thereof, together with all accrued and unpaid interest.

     Subsidiary Guarantees. Our senior subordinated notes are fully and unconditionally guaranteed on an unsecured, senior subordinated basis by each of our subsidiaries in existence on the date of the indenture under which the senior subordinated notes were issued and any Restricted Subsidiary (as defined in the indenture) created or acquired by Cumulus after such date. The subsidiary guarantees are subordinated to all Guarantor Senior Debt (as defined in the indenture) on the same basis as our senior subordinated notes are subordinated to our Senior Debt (as defined in the indenture).

     Ranking. Our senior subordinated notes are general unsecured obligations of Cumulus, subordinated in right of payment to all existing and future Senior Debt (as defined in the indenture), including all our obligations under our credit facility. After giving effect to transactions described in our unaudited pro forma financial statements as if they had occurred on June 30, 1999, we would have had outstanding $285.0 million of Senior Debt.

     Certain Covenants. The indenture under which our senior subordinated notes were issued contains certain covenants that, among other things, limit the ability of Cumulus and our Restricted Subsidiaries to incur additional debt, pay dividends or make other distributions, repurchase any capital stock or subordinated debt, make certain investments, create certain liens, enter into certain transactions with affiliates, sell assets or enter into certain mergers and consolidations. In addition, the indenture contains a covenant limiting the lines of business of certain Unrestricted Subsidiaries (as defined in the indenture).

     Events of Default. The terms of the indenture under which our senior subordinated notes were issued contain events of defaults, including failure to make payments on our senior subordinated notes, breach of covenants, breach of representations and warranties, cross default under other agreements or conditions relating to indebtedness of Cumulus or our Restricted Subsidiaries (as defined in the indenture), certain events of liquidation, moratorium, insolvency, bankruptcy or similar events and certain litigation or other proceedings.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, we will have outstanding 25,014,323 shares of Class A common stock, 6,856,593 shares of Class B common stock and 2,151,277 shares of Class C common stock. In addition, we will have outstanding options to purchase 2,114,309 shares of Class A common stock and 3,001,380 shares of Class C common stock. Of these shares, 23,684,755 shares of Class A common stock will be freely transferable without restriction (subject to any FCC consent that might be required) or further registration under the Securities Act, except that any shares purchased by our "affiliates," as that term is defined in Rule 144 of the Securities Act, may generally only be sold subject to certain restrictions as to timing, manner and volume.

     Cumulus, our directors, executive officers (which officers and directors directly or indirectly own 213,932 shares of Class A common stock and 729,395 shares of Class C common stock and options to purchase 537,880 shares of Class A common stock and 3,001,380 shares of Class C common stock) and certain other shareholders of Cumulus have agreed not to, subject to certain exceptions, directly or indirectly, (1) offer, pledge, sell contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any shares of Class A common stock or any securities convertible into or exercisable for any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common stock whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise, for a period of 90 days after the date of this prospectus without the prior written consent of Morgan Stanley & Co. Incorporated, on behalf of the underwriters.

     In general, under Rule 144 as currently in effect, a shareholder, including an Affiliate (as that term is defined in Rule 144), who has beneficially owned his or her restricted securities for at least one year from the later of the date such securities were acquired from Cumulus or (if applicable) the date they were acquired from an Affiliate is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the then outstanding shares of Class A common stock or the average weekly trading volume in the Class A common stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from Cumulus or (if applicable) the date they were acquired from an Affiliate of Cumulus, a shareholder who is not an Affiliate of Cumulus at the time of sale and has not been an Affiliate of Cumulus for at least three months prior to the sale is entitled to sell the shares immediately without compliance with the foregoing requirements under Rule 144.

     No prediction can be made as to the effect, if any, that market sales of shares of Class A common stock and the availability of shares for sale will have on the market price of the Class A common stock prevailing from time to time. Nevertheless, sales of significant numbers of shares of Class A common stock in the public market could adversely affect the market price of the Class A common stock and could impair our ability to raise capital through an offering of its equity securities. See "Underwriters."

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below have severally agreed to purchase an aggregate of 3,000,000 shares of Class A common stock from us and 1,000,000 shares from the selling stockholders. The number of shares of Class A common stock that each underwriter has agreed to purchase is set forth opposite its name below.

                                                              NUMBER OF
NAME                                                           SHARES
----                                                          ---------
Morgan Stanley & Co. Incorporated...........................
                                                              ---------
     Total..................................................  4,000,000
                                                              =========

     The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from the selling stockholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters over-allotment option described below.

     The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that
represents a concession not in excess of $          a share under the public
offering price. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives.

     We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 600,000 additional shares of Class A common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering overallotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters'
option is exercised in full, the total price to the public would be $          ,
the total underwriters' discounts and commissions would be $          and the
total proceeds to Cumulus would be $          .

     Each of Cumulus Media Inc., our directors and executive officers and the selling stockholders has agreed, subject to limited exceptions, for a period of 90 days after the date of this prospectus that they will not, without the prior written consent of Morgan Stanley & Co. Incorporated, directly or indirectly:

     - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for common stock; or

     - enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common stock, whether any such transaction described in this clause or the above clause is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise.

     The restrictions described in this paragraph do not apply in certain circumstances, including:

     - the sale of shares to the underwriters;

     - the conversion of shares of Class A common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or

     - transactions by any person other than Cumulus relating to shares of Class A common stock or other securities acquired in open market transactions after the completion of the offering of the shares.

     In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the Class A common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Class A common stock, the underwriters may bid for, and purchase, shares of Class A common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Class A common stock in the offering, if the syndicate repurchases previously distributed Class A common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Class A common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

     Cumulus Media Inc., the selling stockholders and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                   CERTAIN UNITED STATES TAX CONSEQUENCES TO
                    NON-U.S. HOLDERS OF CLASS A COMMON STOCK

     The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of Class A common stock by a non-U.S. holder.

     As used in this discussion, the term "Non-U.S. holder" means a person that is not any of the following:

     - a citizen or resident of the United States,

     - a corporation or partnership created or organized in or under the laws of the United States or any political subdivision of the United States,

     - an estate the income of which is subject to U.S. federal income taxation regardless of its source or

     - a trust that either is subject to the supervision of a court within the United States and the control of one or more U.S. persons or has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

     THIS DISCUSSION IS BASED ON CURRENT LAW WHICH MAY BE CHANGED EITHER RETROACTIVELY OR PROSPECTIVELY. THIS DISCUSSION IS FOR GENERAL INFORMATION ONLY, DOES NOT CONSIDER ANY SPECIFIC FACTS OR CIRCUMSTANCES THAT MAY APPLY TO A PARTICULAR NON-UNITED STATES HOLDER AND DOES NOT ADDRESS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, MUNICIPALITY, FOREIGN COUNTRY OR OTHER TAXING JURISDICTION. IN ADDITION, IT DOES NOT REPRESENT A DETAILED DESCRIPTION OF THE U.S. FEDERAL INCOME TAX CONSEQUENCES APPLICABLE TO YOU IF YOU ARE SUBJECT TO SPECIAL TREATMENT UNDER THE U.S. FEDERAL INCOME TAX LAWS, INCLUDING IF YOU ARE A "CONTROLLED FOREIGN CORPORATION," "PASSIVE FOREIGN INVESTMENT COMPANY" OR "FOREIGN PERSONAL HOLDING COMPANY." YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE UNITED STATES FEDERAL TAX CONSEQUENCES OF OWNING AND DISPOSING OF CLASS A COMMON STOCK (INCLUDING THE INVESTOR'S STATUS AS A UNITED STATES PERSON OR NON-UNITED STATES HOLDER), AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY STATE, MUNICIPALITY, FOREIGN COUNTRY OR OTHER TAXING JURISDICTION.

DIVIDENDS

     Dividends paid to a Non-U.S. Holder will be subject to withholding of U.S. federal income tax at the rate of 30%, unless the dividend is effectively connected with the conduct of a trade or business (or, if an income tax treaty applies, is attributable to a "permanent establishment," as defined therein) within the U.S. of the Non-U.S. Holder, in which case the dividend will be subject to the rules described in the next paragraph. Non-U.S. Holders should consult any applicable income tax treaties, which may provide for a reduced withholding rate or other rules different from those described above. For purposes of determining whether tax is to be withheld at a 30% rate or a reduced rate as specified by an income tax treaty, current law permits the Company to presume that dividends paid to an address in a foreign country are paid to a resident of such country absent definite knowledge that such presumption is not warranted. However, under U.S. Treasury regulations, in the case of dividends paid after December 31, 2000, a Non-U.S. Holder generally would be subject to U.S. backup withholding tax at a 31% rate under the backup withholding rules described below, rather than at a 30% rate or a reduced rate under an income tax treaty, unless certain certification procedures (or, in the case of payments made outside the U.S. with respect to an offshore account, certain documentary evidence procedures) are satisfied, directly or through an intermediary. Further, in order to claim the benefit of an applicable tax treaty rate for dividends paid after December 31, 2000, a Non-U.S. Holder must comply with Internal Revenue Service certification requirements. Certain IRS certification and disclosure requirements must be complied with in order to be exempt from withholding under the effectively connected income exemption. The U.S. Treasury regulations also provide special rules for dividend payments made to foreign intermediaries, U.S. or foreign wholly owned entities that are disregarded for U.S. federal income tax purposes and entities that are treated as fiscally transparent in the U.S., the applicable income tax treaty jurisdiction, or both. Prospective investors should consult with their own tax advisers concerning the effect, if any, of the Treasury regulations on an investment in the Class A common stock. A Non-U.S. Holder who is eligible for a reduced withholding rate may obtain a refund of any excess amounts withheld by filing a tax return with the IRS.

     U.S. withholding tax will not apply to dividends paid to a Non-U.S. Holder if the company receives IRS Form 4224 or a successor form from that Non-U.S. Holder, establishing that such income is effectively connected with the conduct of a trade or business (or, if an income tax treaty applies, is attributable to a "permanent establishment," as defined therein) of the Non-U.S. Holder within the U.S., unless the Company has knowledge to the contrary. Dividends paid to a Non-U.S. Holder that are effectively connected with the conduct of a trade or business (or, if an income tax treaty applies, are attributable to a "permanent establishment," as defined therein) of the Non-U.S. Holder within the U.S. are generally taxed on a net income basis at the graduated rates that are applicable to U.S. persons. In the case of a Non-U.S. Holder that is a corporation, such income may also be subject to a branch profits tax (which is generally imposed on a foreign corporation upon the deemed repatriation from the U.S. of effectively connected earnings and profits) at a 30% rate, unless the rate is reduced or eliminated by an applicable income tax treaty and the Non-U.S. Holder is a qualified resident of the treaty country.

GAIN ON SALE OR OTHER DISPOSITION

     Subject to special rules applicable to individuals as described below, a Non-U.S. Holder will generally not be subject to regular U.S. federal income tax on gain recognized on a sale or other disposition of Class A common stock, unless (i) the gain is effectively connected with the conduct of a trade or business (or, if an income tax treaty applies, is attributable to a "permanent establishment," as defined therein) of the Non-U.S. Holder within the U.S. or of a partnership, trust or estate in which the Non-U.S. Holder is a partner or beneficiary within the U.S., or (ii) the Company has been, is or becomes a "U.S. real property holding corporation" within the meaning of Section 897(c) (2) of the Code at any time within the shorter of the five-year period preceding such sale or other disposition or such Non-U.S. Holder's holding period for the Class A common stock.

     A corporation is generally considered to be a U.S. real property holding corporation if the fair market value of its "U.S. real property interests" within the meaning of Section 897(c)(1) of the Code equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus the fair market value of any other of its assets used or held for use in a trade or business. We believe that we have not been, are not currently and are not likely to become a U.S. real property holding corporation. Further, even if we were to become a U.S. real property holding corporation, any gain recognized by a Non-U.S. Holder still would not be subject to U.S. federal income tax if the Class A common stock were considered to be "regularly traded" (within the meaning of applicable U.S. Treasury regulations) on an established securities market (e.g., the New York Stock Exchange, on which the Class A common stock will be listed), and the Non-U.S. Holder did not own, directly or indirectly, at any time during the shorter of the five year period preceding the date of disposition or the Non-U.S. Holder's holding period, more than 5% of the Class A common stock.

     Gains realized by a Non-U.S. Holder of Class A common stock that are effectively connected with the conduct of a trade or business (or, if an income tax treaty applies, are attributable to a "permanent establishment," as defined therein) within the U.S. of the Non-U.S. Holder are generally taxed on a net income basis (that is, after allowance for applicable deductions) at the graduated rates that are applicable to U.S. persons. In the case of a Non-U.S. Holder that is a corporation, such income may also be subject to the branch profits tax (described above).

     In addition to being subject to the rules described above, an individual Non-U.S. Holder who holds Class A common stock as a capital asset generally will be subject to tax at a 30% rate on any gain recognized on the sale or other disposition of such stock if (i) such gain is not effectively connected with the conduct of a trade or business (or, if an income tax treaty applies, is not attributable to a "permanent establishment," as defined therein) of the Non-U.S. Holder within the U.S., and (ii) such individual is present in the U.S. for

183 days or more in the taxable year of the sale or other disposition and certain other conditions are met. Such gain may, however, be offset by United States source capital losses (even though the Non-U.S. Holder is not considered a resident of the United States). Individual Non-U.S. Holders may also be subject to tax pursuant to provisions of U.S. federal income tax law applicable to certain U.S. expatriates.

FEDERAL ESTATE TAXES

     Class A common stock owned or treated as owned by an individual (regardless of whether such an individual is a citizen or a resident of the U.S.) on the date of death will be included in such individual's estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, such Non-U.S. Holder, regardless of whether tax was actually withheld and whether withholding was reduced or eliminated by an applicable income tax treaty. Pursuant to certain income tax treaties and other agreements, that information may also be made available to the tax authorities of the country in which the Non-U.S. Holder resides.

     U.S. federal backup withholding (which generally is withholding imposed at the rate of 31% on certain payments to persons not otherwise exempt who fail to furnish certain identifying information) will generally not apply to (i) dividends paid to a Non-U.S. Holder that is subject to withholding at the 30% rate (or that is subject to withholding at a reduced rate under an applicable income tax treaty), or (ii) before January 1, 2001, dividends paid to a Non-U.S. Holder at an address outside of the U.S. (unless the payor has knowledge that the payee is a U.S. person). However, under U.S. Treasury regulations, in the case of dividends paid after December 31, 2000, a Non-U.S. Holder generally would be subject to U.S. withholding tax at a 31% rate, unless certain certification procedures (or, in the case of payments made outside the U.S. with respect to an offshore account, certain documentary evidence procedures) are satisfied, directly or through an intermediary.

     Backup withholding and information reporting generally will apply to dividends paid to addresses inside the U.S. on shares of Class A common stock to beneficial owners that are not "exempt recipients" and that fail to provide in the manner required certain identifying information.

     The backup withholding and information reporting requirements also apply to the gross proceeds paid to a Non-U.S. Holder upon the sale or other disposition of Class A common stock by or through a U.S. office of a U.S. or foreign broker, unless the Non-U.S. Holder certifies to the broker under penalties of perjury as to, among other things, its name, address and status as a Non-U.S. Holder or otherwise establishes an exemption. In general, backup withholding and information reporting will not apply to a payment of the proceeds of a sale or other disposition of Class A common stock effected by or through a foreign office of a broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale or other disposition of Class A common stock effected at a foreign office of (i) a U.S. broker; (ii) a foreign broker 50% or more of whose gross income for certain periods is effectively connected with the conduct of a trade or business within the U.S.; (iii) a foreign broker that is a "controlled foreign corporation" for U.S. federal income tax purposes; or (iv) for taxable years beginning after December 31, 2000, a foreign partnership, in which one or more United States persons, in the aggregate, own more than 50% of the income or capital interests in the partnership or if the partnership is engaged in a trade or business in the United States, unless the broker has documentary evidence in its records that the Non-U.S. Holder is a Non-U.S. Holder (and the broker has no knowledge to the contrary) and certain other conditions are met, or unless the Non-U.S. Holder otherwise establishes an exemption. Prospective investors should consult with their own tax advisers regarding these Treasury regulations, and in particular with respect to whether the use of a particular broker would subject the investor to these rules. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such investor's U.S. federal income tax liability provided the required information is furnished to the IRS.

                                 LEGAL MATTERS

     Certain legal matters with respect to the shares of Class A common stock offered hereby will be passed upon for Cumulus by Paul, Hastings, Janofsky & Walker LLP, New York, New York, and the validity of the shares of Class A common stock offered hereby will be passed upon by Holleb & Coff, Chicago, Illinois. Simpson Thacher & Bartlett, New York, New York, has acted as counsel to the underwriters in connection with this offering.

     One of our directors is Ralph B. Everett. Mr. Everett is a partner with the Washington, D.C. office of the law firm of Paul, Hastings, Janofsky & Walker LLP, where he heads the firm's Federal Legislative Practice Group. We also engage the law firm of Paul, Hastings, Janofsky & Walker LLP on numerous matters dealing with compliance with federal regulations and corporate finance activities.

                                    EXPERTS

     The financial statements incorporated by reference in this prospectus to the Annual Report on Form 10-K of Cumulus Media Inc. for the year ended December 31, 1998 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements, or other information we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C., 20549 and at the SEC's regional offices located at Seven World Trade Center, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. Our Class A common stock is quoted on the Nasdaq National Market. You can inspect and copy our reports and other information at the offices of the National Association of Securities Dealers, Inc., located at 1735 K Street, N.W., Washington, D.C. 20006.

     We filed a registration statement on Form S-3 to register with the SEC our Class A common stock offered hereby. This prospectus is part of that registration statement. As permitted by SEC rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement.

     The SEC allows us to "incorporate by reference" the information we filed with them, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC will update and supersede this information.

     We incorporate by reference the documents listed below:

          1. Annual Report on Form 10-K for the fiscal year ended December 31, 1998, as amended by Form 10-K/A.

          2.  Quarterly Report on Form 10-Q for the six months ended June 30,
     1999.

     All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of this offering, will be deemed to be incorporated by reference into this prospectus.

     You may request a copy of these filings, at no cost, by writing or telephoning:

           Cumulus Media Inc.
           111 East Kilbourn Avenue
           Suite 2700
           Milwaukee, WI 53202
           Attn: Office of Investor Relations
           (414) 615-2800

     You should rely on the information incorporated by reference or provided in this prospectus. We have authorized no one to provide you different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                                     [LOGO]

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The expenses in connection with the distribution of the securities being registered are set forth in the following table (all amounts except the registration fee, the NASD fee and the Nasdaq National Market fee are estimated):

Registration fee............................................    $   42,256
NASD fee....................................................        15,680
Nasdaq National Market fee..................................             *
Printing expenses...........................................             *
Legal fees and expenses.....................................             *
Accounting fees and expenses................................             *
Blue sky fees and expenses (including attorneys' fees)......             *
Transfer agent fee..........................................             *
Miscellaneous...............................................             *
                                                                ----------
       TOTAL................................................    $        *
                                                                ==========

------------
* To be completed by amendment.

     All expenses in connection with the issuance and distribution of the Class A common stock being offered will be borne by the Company (other than selling commissions).

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company maintains officers' and directors' liability insurance which will insure against liabilities that officers and directors of the Company may incur in such capacities. The Company has also entered into indemnification agreements with its directors and officers.

     Reference is made to the Proposed Form of Underwriting Agreement filed as
Exhibit 1.1 which provides for indemnification of the directors and officers of the Company signing the Registration Statement and certain controlling persons of the Company against certain liabilities, including those arising under the Securities Act in certain instances, of the Underwriters.

ITEM 16. EXHIBITS.

     There are filed with the Registration Statement the following exhibits:

EXHIBIT NO.                          DESCRIPTION
-----------                          -----------
1.1**        Form of Underwriting Agreement between the Registrant and
             the Underwriters.
2.1**        Asset Purchase Agreement and Plan of Reorganization by and
             between Cumulus Media Inc., Broadcast Software International
             Inc. and Ron Burley, dated as of September 15, 1999.
2.2**        Option Agreement by and between Cumulus Broadcasting
             Company, Inc., Cumulus Licensing Corp., Cumulus Wireless
             Services Inc. and Green Bay Broadcasting Company, Inc.,
             dated as of September 15, 1999.
2.3**        Asset Purchase Agreement by and between Cumulus
             Broadcasting, Inc., Cumulus Licensing Corp., Cumulus
             Wireless Services Inc., C.F. Radio, Inc., Cape Fear Radio,
             LLC, Cape Fear Broadcasting Company and Cape Fear Tower
             Systems, LLC dated as of September 23, 1999.
2.4**        Asset Purchase Agreement dated as of April 2, 1999, by and between Cumulus Broadcasting, Cumulus Licensing, Cumulus
             Wireless and Phillips Broadcasting Company, Inc.

EXHIBIT NO.                          DESCRIPTION
-----------                          -----------
2.5**        Asset Purchase Agreement dated as of March 9, 1999 by and
             between Cumulus Broadcasting, Cumulus Licensing, Cumulus
             Wireless, HMH Broadcasting Inc., a Kentucky corporation and
             HMH Realty, LLC.
2.6**        Stock Purchase Agreement dated June 15, 1999, among the
             Company and M&F Calendar Holdings, L.P., Kevin C. Whitman,
             nassau Capital Partners L.P., NAS Partners I L.L.C., and
             Philip J. Giordano.
2.7**        Asset Purchase Agreement dated as of June 29, 1999, by and among Cumulus Broadcasting, Cumulus Licensing and Coast
             Radio, L.L.C., a Florida limited liability company.
4.1***       Form of Certificate of Designation with respect to Series A
             Cumulative Exchangeable Redeemable Preferred Stock due 2009.
4.2***       Form of Exchange Debenture Indenture between Cumulus Media
             Inc. and U.S. Bank Trust National Association, as Trustee.
4.3***       Form of Indenture between Cumulus Media Inc. and Firstar
             Bank of Minnesota, N.A., as Trustee.
5.1***       Opinion of Holleb & Coff as to the validity of the Class A common stock.
10.1**       Amended and Restated Credit Agreement among Cumulus Media
             Inc., Lehman Brothers Inc., Barclays Capital and Lehman
             Commercial Paper.
10.2**       Cumulus Media Inc. 1999 Employee Stock Incentive Plan.
10.3**       Cumulus Media Inc. 1999 Executive Stock Incentive Plan.
21.1*        Subsidiaries of Cumulus Media Inc.
23.1*        Consent of PricewaterhouseCoopers LLP.
23.2**       Consent of Holleb & Coff (included in Exhibit 5.1).
24.1**       Powers of Attorney, included on page II-4.

------------
*   Filed herewith.

** To be filed by amendment.

*** Incorporated by reference to our Registration Statement on Form S-1 (Registration Statement No. 333-48849) declared effective on June 26, 1998.

ITEM 17. UNDERTAKINGS.

(a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any acts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

       provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) herein do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement;

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

             (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
        Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

             (c) The undersigned registrant hereby undertakes to file an application for the purpose of determining eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Securities and Exchange Commission under Section 305(b)(2) of the Trust Indenture Act.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 28, 1999.

                                          CUMULUS MEDIA INC.

                                          By:    /s/ RICHARD W. WEENING
                                            ------------------------------------

                                            Richard W. Weening
                                            Executive Chairman

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard W. Weening and Lewis W. Dickey, Jr., jointly and severally, his attorneys-in-fact, each with power of substitution for him in any and all capacities, to sign any amendments to this Registration Statement, to file the same, with the exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                                 CAPACITY                      DATE
                  ---------                                 --------                      ----
           /s/ RICHARD W. WEENING              Executive Chairman, Treasurer and   October 28, 1999
---------------------------------------------  Director (Principal Executive
             Richard W. Weening                Officer)

          /s/ LEWIS W. DICKEY, JR.             Executive Vice Chairman and         October 28, 1999
---------------------------------------------  Director
            Lewis W. Dickey, Jr.

          /s/ WILLIAM M. BUNGEROTH             President and Director              October 28, 1999
---------------------------------------------
            William M. Bungeroth

            /s/ RICHARD J. BONICK              Vice President and Chief Financial  October 28, 1999
---------------------------------------------  Officer (Principal Accounting
              Richard J. Bonick                Officer)

                                               Director                            October   , 1999
---------------------------------------------
Ralph B. Everett

         /s/ ROBERT H. SHERIDAN, III           Director                            October 28, 1999
---------------------------------------------
           Robert H. Sheridan, III

                                               Director                            October   , 1999
---------------------------------------------
Eric P. Robison

                                 EXHIBIT INDEX

EXHIBIT NO.  DESCRIPTION
-----------  -----------
      1.1**  Form of Underwriting Agreement between the Registrant and the Underwriters.
      2.1**  Asset Purchase Agreement and Plan of Reorganization by and
             between Cumulus Media Inc., Broadcast Software International
             Inc. and Ron Burley, dated as of September 15, 1999.
      2.2**  Option Agreement by and between Cumulus Broadcasting
             Company, Inc., Cumulus Licensing Corp., Cumulus Wireless
             Services Inc. and Green Bay Broadcasting Company, Inc.,
             dated as of September 15, 1999.
      2.3**  Asset Purchase Agreement by and between Cumulus
             Broadcasting, Inc., Cumulus Licensing Corp., Cumulus
             Wireless Services Inc., C.F. Radio, Inc., Cape Fear Radio,
             LLC, Cape Fear Broadcasting Company and Cape Fear Tower
             Systems, LLC dated as of September 23, 1999.
      2.4**  Asset Purchase Agreement dated as of April 2, 1999, by and between Cumulus Broadcasting, Cumulus Licensing, Cumulus
             Wireless and Phillips Broadcasting Company, Inc.
      2.5**  Asset Purchase Agreement dated as of March 9, 1999 by and between Cumulus Broadcasting, Cumulus Licensing, Cumulus
             Wireless, HMH Broadcasting Inc., a Kentucky corporation and
             HMH Realty, LLC.
      2.6**  Stock Purchase Agreement dated June 15, 1999, among the
             Company and M&F Calendar Holdings, L.P., Kevin C. Whitman,
             nassau Capital Partners L.P., NAS Partners I L.L.C., and
             Philip J. Giordano.
      2.7**  Asset Purchase Agreement dated as of June 29, 1999, by and among Cumulus Broadcasting, Cumulus Licensing and Coast
             Radio, L.L.C., a Florida limited liability company.
     4.1***  Form of Certificate of Designation with respect to Series A
             Cumulative Exchangeable Redeemable Preferred Stock due 2009.
     4.2***  Form of Exchange Debenture Indenture between Cumulus Media
             Inc. and U.S. Bank Trust National Association, as Trustee.
     4.3***  Form of Indenture between Cumulus Media Inc. and Firstar
             Bank of Minnesota, N.A., as Trustee.
     5.1***  Opinion of Holleb & Coff as to the validity of the Class A common stock.
     10.1**  Amended and Restated Credit Agreement among Cumulus Media
             Inc., Lehman Brothers Inc., Barclays Capital and Lehman
             Commercial Paper.
     10.2**  Cumulus Media Inc. 1999 Employee Stock Incentive Plan.
     10.3**  Cumulus Media Inc. 1999 Executive Stock Incentive Plan.
      21.1*  Subsidiaries of Cumulus Media Inc.
      23.1*  Consent of PricewaterhouseCoopers LLP.
     23.2**  Consent of Holleb & Coff (included in Exhibit 5.1).
     24.1**  Powers of Attorney, included on page II-4.

---------------

* Filed herewith.

**  To be filed by amendment.

*** Incorporated by reference to our Registration Statement on Form S-1
    (Registration Statement No. 333-48849) declared effective on June 26, 1998.